

Ponce Financial Group

2022
Annual Report

To Our Shareholders & Friends

We are excited to address with you the three things that we feel are important in both business and life. They are Vision, Service and Sacrifice. These are the three pillars of the culture upon which Ponce Financial Group have been built and, we believe, they are the three fundamental elements contributing to our success today and in the years ahead.

Vision

When an immigrant comes to this country, they envision a better life. They seek opportunities that for a variety of reasons seem unavailable to them at home. They see the potential for a better future and, against many odds, embark upon a perilous journey with uncertain outcomes, based solely upon this vision... this dream of a better future.

The realities are sometimes harsh, and this imagined future may be thwarted by unexpected obstacles. However, primed for sacrifice, and armed with vision, an immigrant mentality, animated by service, they persevere. Ponce Bank was founded by such visionaries who arrived in the Bronx armed with such vision. The obstacles to their success were many, but the animating spirit of service, service to family, service to community, service to country, and service to culture, inspired them to persevere through sacrifice.

Back in 1960, our founders recognized that what their neighbors lacked was the access to capital that traditional banking can bring to a community. Although New York City was the banking center of the United States, arguably the world, rather than basking in this proximity, our communities suffered in the shadows. As traditional banks focused upon more visible opportunities that were perceived to be more profitable, the banking industry ignored the communities that they couldn't see in the shadows and wrote off values that they couldn't understand. These values? The Vision, Service and Sacrifice required to build a whole that is greater than the sum of its parts.

The goal is to build foundations that will support future generations, thriving communities, and a greater good for all.

The vision of our founders was that, provided the financial fuel they needed to get started, our community members would thrive and grow, generating a rising tide that would lift all boats towards a brighter future. They founded the Ponce de Leon Mutual Federal Savings and Loan Association to service a community that they knew would continue making the sacrifices necessary to realize a vision of prosperity for the greater good of all who lived and worked here. This was a service they wished to provide.

One of the strengths of the vision that has informed our culture is that it is a long one. Ponce Bank wasn't founded by leaders looking to make a quick buck or to capitalize on some rare and fleeting opportunity. Ponce Bank was founded upon a vision that was propagated by immigrants. What many fail to realize is that an immigrant doesn't risk it all for his or her own personal gain. They don't bet the farm on a quick win by profiting at the expense of others. An immigrant's vision is multigenerational. The sacrifice they make is for something larger than themselves. The goal is to build foundations that will support future generations, thriving communities, and a greater good for all.

We understand this deeply because we and many of our colleagues at Ponce Bank are immigrants or were raised in immigrant households. Carlos came from Chile in 1964. Steve's parents immigrated from Greece and were married in 1946. Our other six directors have roots in Puerto Rico, Cuba and Cyprus. The fact is that your bank is run by an overwhelming majority of individuals who either immigrated here in search of a better future or are directly descended from those who did. In fact, 86% of our entire staff and 83% of our managers are considered "diverse," the latter of which more than half are minority females. And therein lies our greatest resource. It is our culture. It is the fabric from which we are made. It is a cultural commitment to Vision, Service and Sacrifice.

We are writing about this because we would like to celebrate the fact that 2022 was a year in which our vision – the vision of our founders and the principles upon which your bank was built – not only began to be widely recognized as mainstream corporate values throughout America and the world, but in many cases these values began to be encoded into state and federal law. With that said, we would like to take this opportunity to reflect upon how this vision – this long journey embarked upon in 1960 – now stands poised to animate the future of Ponce Financial Group for decades to come as we emerge from the shadows and take our rightful place as the engine for growth evolution, and prosperity that our founders imagined we would one day become.

How did we see this vision come to pass in 2022? We began the year with our second-step conversion where we raised from you and others $132 Million in capital, for which we deeply thank you. Then there was the U.S. Treasury's Emergency Capital Investment Program, commonly referred to as ECIP. Because we were a fully converted entity, we were able to receive perpetual capital and not the repayable debt that we would have received as a mutual holding company. We want to address ECIP at length because the full impact of this transformational program is yet to be understood. With this program, the U.S. Treasury injected $8.75 billion dollars into the national economy and $225 million in our very local community. By government program standards this is a relatively small amount, but what was unique and powerful about this program is that it targeted these funds specifically towards the financial institutions best positioned to effectively deploy the capital to those in need – the community development banks and minority depository institutions, of which we are both, that serve the disparately impacted underserved and underbanked communities of immigrants and people of color. ECIP is a clear validation that our mission and vision are critical to our nation's, and our community's, equitable and just recovery from COVID. As you already surely know, we received $225 million dollars in ECIP investment and with it came a mandate, and a financial reward, to invest this money within our service community for the benefit of the disparately impacted. The further validation is that meeting the mandate and reaping the financial rewards will require no shift in values or strategy for Ponce Bank. These types of investment – housing and small business lending in low and low-to-moderate income communities – are core to our mission. Indeed, this mandate validates our mission from the highest levels of government and supports it with a powerful source for leveraged growth. It is important to recognize that this investment essentially doubled our capital base and provides Ponce Bank with an additional runway for growth of close to $2.5 billion dollars once we have fully leveraged the funds.

All told, during 2022 we grew our capital from $190 million in late 2021 to $490 million today. It is remarkable; it took Ponce Bank fifty years to grow to $70 million in capital and in 2022 alone we raised over $350 million in capital thanks to you and a recognition from governments and the market itself that our mission is critical to the equitable distribution of prosperity that has made this country thrive and for which our communities yearn.

Often lost to investors, and not reflected in our current share price nor our GAAP tangible book value, is the fact that each share of Ponce Financial Group common stock today represents about twenty dollars in capital. Moreover, with close to $500 million in capital, Ponce Financial Group stands ready and able to grow to $5 billion in assets during the next few years, provided we maintain sound strategic principles and remain well within regulatory requirements. This standing is a powerful validation of our founders' vision and a sure sign that we are transitioning from the shadows into the spotlight, as our founder's vision, and the Bank's adherence to it, has clearly prepared us for this transformational moment.

Thanks to these infusions of capital, today, we are proud to share with you that Ponce Bank is higher capitalized than 95% of our peers. Capitalization, and liquidity, are clearly on everybody's mind after the failures of Silicon Valley Bank and Signature Bank. We have the capital and liquidity to mitigate the risks faced by those institutions. But we are not just fortified by capital and liquidity. We are fortified by a loyal customer base that recognizes that community banking in general, and Ponce Bank in particular, are critical to the economic survival of their communities. The banking service we provide to the communities that we serve cannot be provided effectively by the large banks. These banks, with all their resources and implicit governmental deposit guarantees, lack the local acumen, community commitment and the personal service dedication to effectively provide banking services in areas that their staffs don't live in, relate to or aspire together with for a better life. Were the government to choose only to support these banks, the health and wealth gaps in our country would increase exponentially with the fading of institutions such as ours. We cannot allow this to happen. Our regulators and legislators must continue to choose to support the CDFIs and MDIs that provide critical services to an underserved population that may otherwise find itself left out of our American Dream. We intend to continue fighting for and supporting the programs that help us fulfill this mission.

We are fortified by a loyal customer base that recognizes that community banking in general, and Ponce Bank in particular, are critical to the economic survival of their communities

So, as we continue over the coming years to leverage and deploy our capital, we will begin to see returns on the significant investments being made to fortify our infrastructure through talent acquisition, technology and automation. Talent acquisition has occurred at many levels; we have enhanced our entire team, from the executive suite to the retail outlets and all in between. Our Salesforce technology implementation for retail banking became fully operational in 2022, bringing streamlined account opening and enhanced communications throughout our retail network and deposit services operations. We started automating the lending processes through a Salesforce-based platform that has a targeted go-live date of Q4 2023. We undertook a complete overhaul of our network infrastructure to provide higher speeds, increased redundancy and improved cyber security; it became operational in Q1 2023. We invested in, and, just unveiled, a brand-new website platform that will roll out across all of our Ponce brands. This not only introduces an exciting new look and feel but is optimized for integration with our rapidly escalating digital banking and marketing efforts. And, in 2022 we successfully merged Mortgage World Bankers into Ponce Bank, an integration that brings efficiencies and improved customer reach. Indeed, thanks to these investments, Ponce Bank enters 2023 poised for growth and well primed for the efficiency to accommodate the growth that our additional capital makes possible.

Service

Having shared how our founders' vision built a strong foundation and prepared us for this moment, we want to address how the second pillar of our culture, our commitment to service contributes to our success. As most of you know, Corporate Governance has become the siren call of our era. Environmental, Social and Equity goals are being recognized at all levels of the corporate world and are being enshrined in law and regulation. It is trendy, and many companies are scrambling to catch up with these ideals. At Ponce we are already there. Social commitments and ideals of equity have been woven into the fabric of our company culture from its very beginning. Indeed, we were founded specifically to level the playing field by providing banking services to communities of color that had previously been ignored by other banks. Ponce Bank has been preparing for this moment since it was founded and instead of playing catch-up as many institutions are, we are instead able to capture the momentum, ride the wave, and amplify what we have been doing for decades directly and through mission-aligned community partnerships.

So it was easy for us to enhance and formalize our Environmental, Social, And Governance ("ESG") strategy to align with the broader transformation of our business in 2022. We established an ESG Committee, which is responsible for leading Ponce Financial Group's ESG strategy and monitoring its corporate, social responsibility, and environmental sustainability initiatives. The Committee includes cross-functional subject matter experts from across Ponce Financial Group. Our Board actively oversees and supports the management team as they lead our efforts to integrate sustainability and corporate social responsibility into day-to-day operations. Our ESG pillars include: (1) Environmental Responsibility (2) Social Impact, and (3) Culture of Governance. We will continue to look for opportunities that amplify our ESG strategy, while continuing to deliver community focused products and services that create long-term sustainable value for all of our stakeholders.

Our leadership in this area is increasingly being recognized and rewarded, as many larger institutions that seek community impact investment have made or are considering making substantial deposits that provide Ponce Bank with a lower-cost source of funds through our Mission Driven Deposits Program. Mizuho Bank USA led the charge in 2022 with a $25 million dollar deposit, evidencing their commitment to support our expertise at making loans within our underserved communities and directly helping us fund a project that will provide affordable housing for Bronx seniors. In November 2022, we also received a $10 million dollar deposit from Bank of America. We look forward to leveraging similar commitments to provide more loans for affordable housing, support infrastructure for non-profits that serve our communities, and make more small business loans that generate needed jobs and services.

Also close to home, our Ponce de Leon Foundation in 2022 provided over $500 thousand in grants throughout our footprint. We are cementing relationships with charities and service organizations throughout our service area. As a result of this commitment to service we have been celebrated this year by Borough Presidents, the Mayor of New York City and the New York State Governor for our efforts to serve the underserved. And our success in serving the underserved is being recognized at the state and federal levels. Believers in "being at the table so we are not part of the menu," our executive staff has been appointed to many industry and regulatory bodies, such as OCC, CFPB and NY Fed Advisory Bank Councils, the Minority Depository Institution Advisory Councils of the ABA and ICBA and the boards of CDBA and IBANYS. Indeed, our executive staff is now frequently sought after by the media to provide commentary on matters of importance to financial institutions and communities.

Sacrifice

While the impact of our service is being noted and well rewarded, the sacrifice of our people made to keep serving as Covid run rampant is being forgotten as Covid dissipates. But unseen are daily sacrifices of family and personal time as Ponce Bankers attend community forums, serve on charitable boards and, among many other activities, volunteer for the myriad of community functions in which we are called on to participate and lead.

Overall, 2022 has shown that history is on the side of our bank. A lifelong commitment to equity, and service with sacrifice, is now being rewarded as these ideals become woven and legislated into the fabric of our business environment. We are well capitalized, and our fundamentals are sound. Our values are celebrated, and our communities are rising. We trust that our founders would be proud of where we have arrived, and we trust that our future stakeholders will be proud of the vision we put forth today and where we are headed. We believe in the values that founded us and sustained us for over six decades and are guiding our future. It is a long journey, and we have a long way to go, but the path forward is clear, and we plan to continue building this path for future generations..

We would be remiss to not address the notable debacle of 2022. We can't dial back the failures, but we can learn from our mistakes and position ourselves for success in the future. After having aggressively reduced the exposures related to consumer microloans with charge offs and write downs, we have reported for 1Q 2023 significant recoveries as the performing loans in this portfolio continue to pay down and we continue to collect interest income from these loans.

Although we are weathering some stormy economic seas, Ponce Financial Group is a sound vessel upon which to travel towards an equitable and sustainable future. A rising tide lifts all boats, we welcome you aboard for the journey of a lifetime.

Thank you.

Carlos P. Naudon
CEO & President
Ponce Financial Group

Steven A. Tsavaris
Executive Chairman
Ponce Financial Group

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM   TO

Commission File Number 001-41255

Ponce Financial Group, Inc.

(Exact name of Registrant as specified in its Charter)

Maryland	**87-1893965**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
2244 Westchester Avenue	
Bronx, NY	**10462**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (718) 931-9000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	PDLB	The NASDAQ Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262 (b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based on the closing price of the shares of common stock on The NASDAQ Stock Market on June 30, 2022 was $228,452,292.

As of March 20, 2023, the registrant had 24,863,500 shares of common stock, $0.01par value per share, outstanding.

Documents Incorporated by Reference: Portions of the Registrant's Definitive Proxy Statement relating to the Annual Meeting of Stockholders, scheduled to be held on June 15, 2023, are incorporated into Part III hereof.

Auditor Firm Id: 339	Auditor Name: Mazars USA LLP	Auditor
Location: New York, New York, USA		

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Table of Contents

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements, which can be identified by the use of words such as "estimate," "project," "intend," "anticipate," "assume," "plan," "seek," "expect," "will," "may," "should," "indicate," "would," "believe," "contemplate," "continue," "target" and words of similar meaning. These forward-looking statements include, but are not limited to:

- statements of the Company's goals, intentions and expectations;

- statements regarding our business plans, prospects, growth and operating strategies;

- statements regarding the quality of its loan and investment portfolios; and

- estimates of the risks and future costs and benefits.

These forward-looking statements are based on current beliefs and expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

- the scope, duration and severity of rising interest rate and its effects on our business and operations, our customers, including their ability to make timely payments on loans, our service providers, and on the economy and financial markets in general;

- changes in consumer spending, borrowing and savings habits;

- general economic conditions, either nationally or in the market areas, that are worse than expected;

- the Company's ability to manage market risk, credit risk and operational risk in the current economic environment;

- changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses;

- the ability to access cost-effective funding;

- fluctuations in real estate values and real estate market conditions;

- demand for loans and deposits in the market area;

- the Company's ability to implement and change its business strategies;

- competition among depository and other financial institutions;

- inflation and changes in the interest rate environment that reduce the Company's margins and yields, its mortgage banking revenues, the fair value of financial instruments or the level of loan originations, or increase the level of defaults, losses and prepayments on loans the Company have made and make;

- adverse changes in the securities or secondary mortgage markets;

- changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements;

- adverse changes related to the businesses of our partners, including Grain Technologies, LLC ("Grain") specifically (as defined herein);

- changes in the quality or composition of the Company's loan or investment portfolios;

- technological changes that may be more difficult or expensive than expected;

- the inability of third party providers to perform as expected;

- the Company's ability to enter new markets successfully and capitalize on growth opportunities;

- the Company's ability to successfully integrate into its operations, any assets, liabilities, customers, systems and management personnel the Company may acquire and management's ability to realize related revenue synergies and cost savings within expected time frames, and any goodwill charges related thereto;

- changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board;

- the Company's ability to retain key employees;

- the Company's compensation expense associated with equity allocated or awarded to its employees; and

- changes in the financial condition, results of operations or future prospects of issuers of securities that the Company may own.

Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. The Company is under no duty to and does not assume any obligation to update any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

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Item 1. Business

Ponce Financial Group, Inc.

Ponce Financial Group, Inc., as the successor by merger with PDL Community Bancorp pursuant to the completion of the conversion and reorganization of Ponce Bank Mutual Holding Company from the mutual holding company to the stock holding company form of organization that was effective on January 27, 2022 (hereafter referred to as "we," "our," "us," "Ponce Financial Group, Inc.," or the "Company"), is the holding company of Ponce Bank ("Ponce Bank" or the "Bank"), a federally chartered stock savings association. The Company is authorized to pursue other business activities permitted by applicable laws and regulations for savings and loan holding companies, which may include the acquisition of banking and financial services companies.

The Company's cash flow is dependent on earnings from investments and any dividends received from Ponce Bank. Ponce Financial Group, Inc. does not own nor lease any property, but instead uses the premises, equipment and furniture of Ponce Bank. At the present time, the Company employs only persons who are officers of Ponce Bank to serve as officers of Ponce Financial Group, Inc. It uses the support staff of Ponce Bank from time to time. These persons are not separately compensated by Ponce Financial Group, Inc. Ponce Financial Group, Inc. may hire additional employees, as appropriate, to the extent it so determines in the future.

The Company's executive office is located at 2244 Westchester Avenue, Bronx, New York 10462, and the telephone number at that address is (718) 931-9000.

Available Information

Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Ponce Financial Group, Inc. is required to file annual, quarterly, and current reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). The Company electronically files its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and other reports as required with the SEC. The SEC website, www.sec.gov, provides access to all Company filings which have been filed electronically. Additionally, the Company's SEC filings and additional shareholders' information are available free of charge on the Bank's website, www.poncebank.com (within the Investor Relations section). The references to our website address and the SEC's website address do not constitute incorporation by reference of the information contained in those websites and should not be considered part of this annual report.

The Company's common stock is traded on The NASDAQ Stock Market, LLC under the symbol "PDLB."

Ponce Bank

Ponce Bank is a federally-chartered stock savings association headquartered in the Bronx, New York. Ponce Bank was originally chartered in 1960 as a federally-chartered mutual savings and loan association under the name Ponce De Leon Federal Savings and Loan Association. In 1985, the Bank changed its name to "Ponce De Leon Federal Savings Bank." In 1997, the Bank changed its name again to "Ponce De Leon Federal Bank." In 2017, the Bank adopted its current name. The Bank is designated as a Minority Depository Institution ("MDI") and a Community Development Financial Institution ("CDFI") under applicable regulations and is a certified Small Business Administration ("SBA") lender.

The Company's business is conducted through the administrative office and 13 full service banking offices and 6 mortgage loan offices. The banking offices are located in New York City – the Bronx (4 branches), Queens (3 branches), Brooklyn (3 branches), Manhattan (2 branches) and Union City (1 branch), New Jersey. The mortgage loan offices are located in Queens (4) and Brooklyn (1), New York and Bergenfield (1), New Jersey. The Company's primary market area currently consists of the New York City metropolitan area.

The Bank's business primarily consists of taking deposits from the general public and investing those deposits, together with funds generated from operations and borrowings, in mortgage loans, consisting of one-to-four family residential (both investor-owned and owner-occupied), multifamily residential, nonresidential properties, construction and land, and in business and consumer loans. The Bank also invests in securities, which have historically consisted of U.S. government and federal agency securities and securities issued by government-sponsored or owned enterprises, as well as, mortgage-backed securities, corporate bonds and Federal Home Loan Bank of New York (the "FHLBNY") stock. The Bank offers a variety of deposit accounts, including demand, savings, money markets, NOW/IOLA accounts, reciprocal deposits and certificates of deposit accounts.

Mortgage World Bankers, Inc.

On January 26, 2022, the assets and liabilities of Mortgage World Bankers, Inc. ("Mortgage World"), a wholly owned subsidiary of PDL Community Bancorp, were transferred to the Bank. Except for the winding up of its operations, Mortgage World ceased to conduct business as a separate entity at that time. Mortgage World was a mortgage banking entity subject to the comprehensive regulation and examination of the New York State Department of Financial Services. The primary business of Mortgage World was the taking of applications from the general public for residential mortgage loans, underwriting them to investors' standards, closing and funding them and holding them until they were sold to investors. The Company intends that the Bank will continue this mortgage banking business as a division of the Bank.

Business Strategy

The Company's goal is to provide long-term value to our stockholders, customers, employees and the communities we serve (collectively our "stakeholders") by executing a safe and sound business strategy that produces increasing value. The Company believes there is a significant opportunity for an immigrant community-focused, minority directed bank to provide a full range of financial services to commercial and retail customers in our market area and other similar communities.

Our current business strategy consists of the following:

- ***Achieve above average growth.*** Achieve above average growth in quality loans and deposits to support our $5 billion asset target. We aim to accomplish this goal by maximizing profitable lending in current markets and products, entering new, nearby markets to expand real estate investor loan programs and developing SBA-based business lending program to 10% of the loan portfolio. In addition, launching project "easy" to build lower cost $2.0 billion relation-based deposit portfolio and become active participant in Community Development Bankers Association-Intrafi deposit gathering program.

- ***Invest in technology.*** Invest in technology and innovation to maximize efficiencies and effectiveness, expand distribution channels and enhance customer experience by developing systematic workflow improvement processes to maximize efficiency and effectiveness across operations and launching Digital bank.

- ***Optimize the income statement and balance sheet.*** Optimize income statement and balance sheet through sound investment and financial management by building out CDFI-based regional small business lending program, increase fee-based business products and services, employ capital management tools to return value to shareholders and improve trading metrics and create formal program to optimize bank efficiency.

- ***Attract, develop and retain an engaged, high performing workforce.*** Refine performance management system to align with strategic initiatives and continue to build and leverage Ponce culture.

- ***Build Ponce Bank 2.0.*** Ensure risk management and compliance controls are aligned with strategic priorities. Evaluate and select appropriate charter to support strategy. Develop CDFI, MDI, and other government programs and expand our employees involvement in high impact programs.

For additional information related to our business strategies, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Vision 2025 Evolves."

Employees and Human Capital Resources

As of December 31, 2022, the Company had 253 full time equivalent employees. None of the Company's employees are represented by a labor union, and management considers its relationship with employees to be good. The Company believes its ability to attract and retain employees is key to its success. Accordingly, the Company strives to offer competitive salaries and employee benefits to all employees and monitors salaries and other compensation in its market area.

The Company encourages and supports the growth and development of our employees. Continual learning and career development is advanced through ongoing performance and development conversations with employees, internally developed training programs and educational reimbursement programs.

The Company is responsible for creating an equitable workplace ensuring diversity at all management levels. The Company prides itself on establishing a diverse workforce that serves our diverse customer base in the New York metro area. The Company's inclusion and diversity program focuses on its workforce, workplace, and community. The Company believes that its business is strengthened by a diverse workforce that reflects the communities in which it operates. The Company believes that all of its team members should be treated with respect and equality, regardless of gender, ethnicity, sexual orientation, gender identity, religious beliefs, or other characteristics. The Company has also broadened its focus on inclusion and diversity by including social and racial equity in its conversations and equipping and empowering its team leaders with appropriate tools and training.

Market Area

The Bank is headquartered in the Bronx, New York, with a primary market in the other boroughs of New York City (excluding Staten Island) and Hudson County, New Jersey. The size and complex nature of the geographic footprint makes for diverse demographics that continue to undergo significant changes, in terms of economic, racial, ethnic and age parameters, all with potentially substantial long-term institutional ramifications.

The Bank's primary deposit base includes a large and stable base of locally employed blue-collar workers with low-to-medium income, middle-aged, and with limited investment funds. Within the base of locally employed blue-collar workers there is a significant, and growing, portion of recently immigrated, younger, lower-skilled laborers. The influx of immigrant lower-skilled workers, however, has been hampered by the increases in rental rates in the rental housing market within the New York City metropolitan area.

Another significant customer segment of the Bank consists of middle aged and older white-collar, high-income individuals, many of whom are self-employed real estate investors and developers. They constitute a large percentage of the borrowing base of the Bank and, increasingly, are becoming the source of a significant percentage of commercial deposits.

The Bank has historically been funded through local community deposits. The Bank continues to rely primarily on community deposits from its market areas to fund investments and loans. However, the mix of community deposits now includes demand and money market funds of consumer, commercial and not-for-profit entities, with a decreasing reliance on time deposits. Additionally, the Bank has been using alternative funding sources such as brokered deposits and FHLBNY advances to support loan growth.

Competition

The Company faces significant competition within its market area both in originating loans and attracting deposits. There is a high concentration of financial institutions in the market area, including national, regional and other locally-operated commercial banks, savings banks, savings associations and credit unions whose activities include banking as well as mortgage lending. Several "mega" banks exist in the market, such as JPMorgan Chase, Citibank and Capital One, many of whom are continuing to push for retail deposits and home mortgages. A number of the Bank's competitors offer non-deposit products and services that the Bank does not currently offer, such as trust services, private banking, insurance services and asset management. Additionally, the Company faces an increasing level of competition from non-core financial service providers that do not necessarily maintain a physical presence in the Bank's market area, such as Radius Bank, Quicken Loans, Freedom Mortgage and many internet financial service providers. The amount of competition facing the Company is extensive and can negatively impact its growth.

The market share of bank deposits in the New York area can be difficult to quantify, as some "mega" banks will include large scale deposits from around the world as held at headquarters. However, in Bronx County, New York, where the Bank maintains four branches, it holds 1.67% (as of June 30, 2022) of the market's deposits. This represents the Bank's largest market share in a county-level area. The Bank continues to work to improve its market position by expanding its brand within its current market area, and building its capacity to provide more products and services to its customers.

Lending Activities

General. The Bank's principal lending activity is originating real estate-secured loans, including one-to-four family investor-owned and owner-occupied residential, multifamily residential, nonresidential property, construction and land loans, and commercial and industrial ("C&I") business loans and consumer loans. It originates real estate and other loans through its loan officers, marketing efforts, customer base, walk-in customers and referrals from real estate brokers, builders and attorneys. During 2021 and 2020, the Bank focused on making SBA Paycheck Protection Program ("PPP") loans within its market area, to both customers and non-customers. Subject to market conditions and its asset-liability analysis, the Bank looks to maintain its emphasis on multifamily residential and nonresidential property loans while growing the overall loan portfolio and increasing the overall yield earned on loans.

Additionally, the Bank has entered into a partnership with Grain. Through Grain, the Bank provides a consumer line of credit using a mobile application geared nationally to the underbanked and new generations entering the financial services market that uses non-traditional underwriting methodologies. In establishing these lines of credit, the Company reserved the right to modify borrowers' credit limits at its sole discretion. As discussed under *Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, Factors Affecting the Comparability of Results, Write-off and Write-Down* of this Annual Report on Form 10-K, the Company has taken a write-off and write-down relative to these loans due to cyber-fraud experienced by Grain. The Company has requested, and Grain has agreed, that no new microloans be originated until further notice and that further extensions of credit to an existing microloan borrower only be made upon confirmation that such borrower is not fraudulent. These Grain loans are reflected in the consumer loan portfolio.

Lending activities are conducted primarily by the Bank's salaried loan officers operating at its main and branch office locations as well as remotely. It also conducts lending activities through its subsidiary Ponce De Leon Mortgage Corporation. All loan originations are underwritten pursuant to the Bank's policies and procedures. The Bank currently intends that substantially all of its mortgage loan originations will have adjustable interest rates. For its non-PPP business loan originations, variable rate pricing is offered based on prime rate plus a margin.

Loan Portfolio Composition. The following table sets forth the composition of the Bank's loan portfolio by type of loan (excluding mortgage loans held for sale) at the dates indicated. Loans in process at December 31, 2022 and 2021 were $205.6 million and $118.9 million, respectively.

	At December 31,									
	2022		**2021**		**2020**		**2019**		**2018**	
	Amount	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**
					(Dollars in thousands)					
Mortgage loans:										
1-4 family residential										
Investor-owned	$ 343,968	22.54%	$ 317,304	24.01%	$ 319,596	27.27%	$305,272	31.60%	$303,197	32.61%
Owner-occupied	134,878	8.84%	96,947	7.33%	98,795	8.43%	91,943	9.52%	92,788	9.98%
Multifamily residential	494,667	32.42%	348,300	26.34%	307,411	26.23%	250,239	25.90%	232,509	25.01%
Nonresidential properties	308,043	20.19%	239,691	18.13%	218,929	18.68%	207,225	21.45%	196,917	21.18%
Construction and land	185,018	12.13%	134,651	10.19%	105,858	9.03%	99,309	10.28%	87,572	9.42%
Total mortgage loans	1,466,574	96.12%	1,136,893	86.00%	1,050,589	89.64%	953,988	98.75%	912,983	98.20%
Nonmortgage loans:										
Business loans [1]	39,965	2.62%	150,512	11.38%	94,947	8.10%	10,877	1.13%	15,710	1.69%
Consumer loans [2]	19,129	1.26%	34,693	2.62%	26,517	2.26%	1,231	0.12%	1,068	0.11%
Total nonmortgage loans	59,094	3.88%	185,205	14.00%	121,464	10.36%	12,108	1.25%	16,778	1.80%
Total loans, gross	1,525,668	100.00%	1,322,098	100.00%	1,172,053	100.00%	966,096	100.00%	929,761	100.00%
Net deferred loan origination costs	2,051		(668)		1,457		1,970		1,407	
Allowance for loan losses	(34,592)		(16,352)		(14,870)		(12,329)		(12,659)	
Loans receivable, net	$1,493,127		$1,305,078		$1,158,640		$955,737		$918,509	

(1) As of December 31, 2022 and 2021, business loans include $20.0 million and $136.8 million, respectively, of PPP loans.

(2) As of December 31, 2022 and 2021, consumer loans include $18.2 million and $33.9 million, respectively, of microloans originated by the Bank pursuant to its arrangement with Grain.

Loan Products Offered by the Bank. The following table provides a breakdown of the Bank's loan portfolio by product type and principal balance outstanding at December 31, 2022, excluding mortgage loans held for sale.

At December 31, 2022

Loan Type	# of Loans	Principal Balance	% of Portfolio
		(Dollars in thousands)	
Mortgage loans:			
1-4 Family residential			
Investor-owned	550	$ 343,968	22.54%
Owner-occupied	273	134,878	8.84%
Multifamily residential	358	494,667	32.42%
Nonresidential properties	210	308,043	20.19%
Construction and land			
Construction 1-4 Investor	3	5,831	0.38%
Construction Multifamily	32	148,656	9.75%
Construction Nonresidential	7	29,616	1.94%
Land loan	1	915	0.06%
Nonmortgage loans:			
Business loans			
C&I lines of credit	55	13,419	0.88%
C&I loans (term)	24	6,515	0.43%
PPP loans	71	20,031	1.31%
Consumer loans			
Unsecured [1]	27,910	18,569	1.22%
Passbook	76	560	0.04%
Grand Total	29,570	$ 1,525,668	100.00%

(1) Includes 27,886 microloans totaling $18.2 million which were outstanding and serviced by the Bank pursuant to its arrangement with Grain.

One-to-four Family Investor-Owned Loans. At December 31, 2022, one-to-four family investor-owned loans were $344.0 million, or 22.6% of the Bank's total loans. Investor-owned mortgage loans secured by non-owner-occupied one-to-four family residential property represents the Bank's second largest lending concentration. The majority of the portfolio, $301.0 million, or 87.5%, are two-to-four family properties (462 accounts), while the remaining $43.0 million, or 12.5%, are primarily single family, non-owner-occupied investment properties (89 accounts). Of the three largest loans in this category, two loans had outstanding balances of $2.9 million each and one loan had an outstanding balance of $2.8 million. In this category, loans totaling $127.2 million, or 37.0%, are secured by properties located in Queens County, $112.4 million, or 32.7%, in Kings County, $32.7 million, or 9.5%, in Bronx County, $12.9 million, or 3.8%, in New York County, $12.1 million, or 3.5%, in Westchester County, $10.2 million, or 3.0%, in Nassau County, $10.0 million, or 2.9%, in Hudson County and $7.5 million, or 2.2% in Suffolk County. The rest of this category, 5.5%, is spread out in other counties and no other concentration exceeded $5.5 million, or 1.4%.

The Bank imposes prudent underwriting guidelines in the origination of such loans, including lower maximum loan-to-value ratios ("LTVs") of 70% on purchases and 65% on refinances, a required minimum debt service coverage ratio ("DSCR," net operating income divided by debt service requirement) of 1.20x that must be met by either the property on a standalone basis or by the inclusion of the owner(s) as co-borrower(s). In addition, all origination of such loans currently require that the transaction exhibit a global debt service coverage ratio (net operating income divided by debt service requirement) of no less than 1.0x. This coverage ratio indicates that the owner has the capacity to support the loan along with all personal obligations. On occasion, the Bank has required that the borrower establish a cash reserve to be held at the Bank in order to provide additional security. The maximum term on such loans is 30 years, typically with five-year adjustable rates.

One-to-four family investor-owned real estate loans involve a greater degree of risk than one-to-four family owner-occupied real estate loans. Rather than depending on the borrower's repayment ability from employment or other income, the borrower's repayment ability is primarily dependent on ensuring that a tenant occupies the investor property and has the financial capacity to pay sufficient rent to cover the borrower's debt. In addition, if an investor borrower has several loans secured by properties in the same market, the loans have risks similar to a multifamily real estate loan and repayment of those loans is subject to adverse conditions in the rental market or the local economy.

One-to-four Family Owner-occupied Loans. One-to-four family owner-occupied loans totaled $134.9 million, or 8.8% of the Bank's total loan portfolio at December 31, 2022. The three largest loans outstanding in this category had outstanding balances of $2.6 million, $2.2 million and $2.0 million. There are 28 loans with an outstanding balance in excess of $1.0 million, totaling $39.1 million, or approximately 29.0% of this category. At December 31, 2022, approximately $43.4 million, or 32.2%, of this category was secured by properties located in Queens County, $32.4 million, or 24.0%, in Kings County, $12.8 million, or 9.5%, in New York County, $12.1 million, or 8.9%, in Bronx County, $12.0 million, or 8.9%, in Nassau County and $6.1 million, or 4.5%, in Westchester County. The rest of this category, less than 12.0%, is spread out in other counties and no other concentration exceeded $3.7 million, or 2.7%.

It is the Bank's policy to underwrite loans secured by one-to-four family owner-occupied residential real estate in a manner that ensures strict compliance with Dodd-Frank regulatory requirements. This includes underwriting only mortgages that have a debt-to-income ratio of 43% or less or that meet non-qualified mortgage standards. A qualified mortgage is presumed to meet the borrower's ability to repay the loan. As part of this effort, the Bank employs software that tests each loan for qualified mortgage compliance. As a CDFI, the Bank is authorized to originate non-qualified mortgages. Non-qualified mortgages generally require greater down payments and have higher yields.

The Bank generally limits one-to-four family loans to a maximum loan-to-value ratio of 90% for a purchase and 80% for a refinance, based on the lower of the purchase price or appraised value. The maximum loan term is 30 years, self-amortizing. As a portfolio lender, the Bank presently does not offer a fixed-rate product. The Bank currently offers mostly 5/1 and 5/5 adjustable rate loans that adjust based on a spread ranging between 2.75% to 3.00% over the one or five-year FHLBNY rate. The maximum amount by which the interest rate may increase generally is limited to 2% for the first two adjustments and 5% for the life of the loan.

Multifamily Loans. Multifamily loans totaled $494.7 million, or 32.4% of the Bank's total loan portfolio at December 31, 2022. Loans secured by multifamily properties represent the Bank's largest real estate lending category. The three largest loans were $21.0 million, $17.6 million and $11.9 million. Of the total of $494.7 million in multifamily loans, 146 loans have balances in excess of $1.0 million and account for $386.3 million, or approximately 78.7%, of this lending concentration. In terms of geographical concentrations, $219.4 million, or 44.4%, are secured by properties located in Queens County, $121.8 million, or 24.3%, in Kings County, $45.1 million, or 9.1%, in Bronx County, $39.3 million, or 7.9%, in Nassau County, $30.2 million, or 6.1%, in New York County, $20.7 million, or 4.2%, in Westchester County, $8.0 million, or 1.3%, in Hudson County and $6.8 million, or 1.4%, in Bergen County. All other concentrations by county, which account for 0.7% of this category, have balances of $1.0 million or less.

Nonresidential Loans. Nonresidential loans totaled $308.0 million, or 20.2% of the Bank's total loan portfolio at December 31, 2022. Loans secured by nonresidential properties that represent the Bank's third largest concentration. The three largest loans were $24.8 million, $10.5 million and $10.0 million. Of the total of $308.0 million in nonresidential loans, 78 loans have balances in excess of $1.0 million and account for $246.2 million, or approximately 79.9%, of this lending concentration. In terms of geographical concentrations, $61.6 million, or 20.0%, are secured by properties located in Bronx County, $60.3 million, or 19.6%, in Kings County, $55.2 million, or 17.9%, in Queens County, $40.3 million, or 13.1%, in Nassau County, $30.9 million, or 10.0%, in New York County, $12.7 million, or 4.1%, in Westchester County, $10.8 million, or 3.5%, in Passaic county, $9.8 million, or 3.2%, in Suffolk county, $7.0 million, or 2.3%, in Marietta County and $4.9 million, or 1.6%, in Bergen county. All other concentrations by county, which account for 4.2% of this category, have balances of $3.3 million or less.

In the nonresidential portfolio, the overall mix is diverse in terms of property types, with the largest concentration being retail and wholesale at $105.3 million, or 34.2% of the portfolio, industrial and warehouse at $68.3 million, or 22.2%, offices at $44.0 million, or 14.3%, hotels and motels at $38.1 million, or 12.4%, service, doctor, dentist, daycare and schools at $22.2 million, or 7.2%, restaurants at $8.6 million, or 2.8%, churches at $8.3 million, or 2.7%, medical, nursing home and hospital at $7.8 million, or 2.5%, and the rest of the portfolio accounts for other property types, with none exceeding 1.0% as a portfolio concentration.

The Bank considers a number of factors when originating multifamily and nonresidential mortgages. Loans secured by multifamily and nonresidential real estate generally have larger balances and involve a greater degree of risk than one-to-four family residential real estate loans. The primary concern in this type of lending is the borrower's creditworthiness and the viability and cash flow potential of the property. Payments on loans secured by income-producing properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be more subject to adverse conditions in the real estate market or the economy as compared to residential real estate loans. To address the risks involved, the Bank evaluates the qualifications and financial resources of the underlying principal(s) of the borrower, including credit history, profitability and expertise, as well as the value of cash flows and condition of the property securing the loan. When evaluating the qualifications of the borrower, the Bank considers the financial resources of the borrower, the experience of the underlying principal(s) of the borrower in owning or managing similar properties and the borrower's payment history with the Bank and other financial institutions. In evaluating the property securing the loan, the factors considered include the net operating income of the mortgaged property before debt service and depreciation, the ratio of the loan amount to the appraised value or purchase price of the mortgaged property (whichever is lower), and the debt service coverage ratio. All multifamily and nonresidential loans are supported by appraisals that conform to the Bank's appraisal policy. The Bank generally limits the maximum LTVs on these loans to 75%, based on the lower of the purchase price or appraised value of the subject property (70% on the refinance of nonresidential properties such as retail spaces, office buildings, and warehouses) and a DSCR of 1.20%. The maximum loan term ranges between 25 and 30 years. As is the Bank's general policy, the Bank offers only adjustable rates on its multifamily and nonresidential mortgages ─ with adjustments based on a spread currently ranging between 2.50% to 3.00% over the five-year FHLBNY rate.

Construction and Land Loans. Construction and land loans totaled $185.0 million, or 12.1%, of the Bank's total loan portfolio at December 31, 2022, (43 projects), with $148.7 million consisting of multifamily residential (32 projects). In terms of geographical concentrations, $106.3 million, or 57.5%, are secured by properties located in Queens County, $20.3 million, or 11.0%, in Kings County, $17.3 million, or 9.4%, in Chestnut Hill County, $9.7 million, or 5.2%, in Bronx County, $7.0 million, or 3.8%, in Hudson county, $6.7 million, or 3.6%, in Nassau county, $6.2 million, or 3.4%, in Richmond county, $5.1 million, or 2.7%, in Suffolk county, $4.1 million, or 2.2%, in Westchester county and $2.3 million, or 1.2%, in New York County. At December 31, 2022, loans in process related to construction loans totaled $205.6 million.

The Bank's typical construction loan has a term of up to 36 months and contains:

- a minimum of 5% contingency;

- a minimum of 5% retainage;

- a loan-to-cost ratio of 70% or less;

- an end loan loan-to-value ratio of 65% or less;

- an interest reserve;

- guarantees of all owners / partners / shareholders of a closely held organization owning 20% or more of company stock or entity ownership; and

- an option to convert to a permanent mortgage loan upon completion of the project.

The Bank's approach to the underwriting of construction loans is driven by five factors: analysis of the developer; analysis of the contractor; analysis of the project; valuation of the project; and evaluation of the source of repayment. The developer's character, capacity and capital are analyzed to determine that the individual or entity has the ability to first complete the project and then either sell it or carry permanent financing. The general contractor is analyzed for reputation, sufficient expertise and capacity to complete the project within the allotted time. The project is analyzed in order to ensure that the project will be completed within a reasonable period of time according to the plans and specifications, and can either be sold, rented or refinanced once completed. All construction loans are supported by appraisals which conform to the Bank's appraisal policy and affirm the value of the project both "As Is" and "As Completed." Lastly, the Bank reviews the developer's cash flow estimations for the project on an "As Completed" basis. These projections are compared to the appraiser's estimates. Debt service coverage using projected rental net income must be at least 1.2x the estimated debt service when operating at stabilized levels.

Upon closing of the construction loan, the Bank begins monitoring the project and funding requisitions for completed stages upon inspection and confirmation by third party firms, such as engineers, of the work performed and its value and quality. Conversion to permanent financing usually occurs upon a conversion underwriting and receipt of certificates of occupancy, as applicable.

Construction lending involves additional risks when compared with permanent lending because funds are advanced upon the security of the project, which is of uncertain value prior to its completion. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. In addition, during the term of our construction loans, no payment from the borrower is required since the accumulated interest is added to the principal of the loan through an interest reserve. As a result of these uncertainties, construction lending often involves the disbursement of substantial funds, with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If we are forced to foreclose on a project prior to completion, there is no assurance that we will be able to recover the entire unpaid portion of the loan. In addition, we may be required to fund additional amounts to complete a project, and it may be necessary to hold the property for an indeterminate period of time subject to the regulatory limitations imposed by local, state or federal laws. Loans on land under development or held for future construction also pose additional risk because of the lack of income being produced by the property and the potential illiquid nature of the collateral.

C&I Loans and Lines of Credit. C&I loans (excluding PPP loans) and lines of credit represent 2.6% of the Bank's total loan portfolio at December 31, 2022. Unlike real estate loans, which are secured by real property, and whose collateral value tends to be more easily ascertainable, commercial and industrial loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. The collateral, such as accounts receivable, securing these loans may fluctuate in value.

Although the Bank's loan policy allows for the extension of secured and unsecured financing, the Bank usually seeks to obtain collateral when in initial discussions with potential borrowers. Unsecured credit facilities are made only to strong borrowers that possess established track records with the Bank (or come highly recommended) and are supported by guarantors. Guarantees are required of any individual or entity owning or controlling 20% or more of the borrowing entity, with exceptions requiring approval from the Board of Directors. When credits are not secured by a specific lien on an asset, the Bank usually requires a general lien on all business assets as evidenced by a UCC filing. Pricing is typically based on the Wall Street Journal prime rate plus a spread driven by risk-rating variables.

Underwriters are required to identify at least two sources of repayment, usually recommend that loans contain covenants, such as minimum debt service coverage ratios, minimum global debt service coverage ratios, maximum leverage ratios, 30-day "cleanups" or "clean-downs," as applicable, and must require periodic financial reporting. In addition, every effort is made to set up borrowers with auto-debit for loan payments and strongly encourage them to maintain operating accounts at the Bank.

Lines of credit are typically short-term facilities (12 months) that are provided for occasional or seasonal needs. They are extended to only qualifying borrowers who have established cash flow from operations and a clean credit history. At a minimum, a bi-annual 30-day clean-up, or 75% bi-annual pay-down period is required, although annually is preferred. A clean-up period generally is not required on amortizing secured lines. Guarantors, which are usually required, must have clean credit histories and a substantial outside net worth. Most lines contain an option to convert to a term loan upon maturity.

Secured term loans are long-term facilities extended typically for the purpose of financing the purchase of a long term asset. At a minimum, they will be collateralized by the asset being purchased. They may also be secured by an existing long term business asset or outside collateral pledged by the guarantor or borrower. Unsecured term loans are usually extended only to well-known borrowers who have established strong cash flow from operations and a clean credit history. Although Bank policy allows term loans for up to ten years, the preference is to offer self-amortizing term loans based on a term of no more than five-to-seven years.

Paycheck Protection Program. The Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") appropriated $349.0 billion for the PPP. On April 24, 2020, the PPP received another $310.0 billion in funding. On December 27, 2020, the Economic Aid to Hard-Hit Small Businesses, Nonprofits and Venues Act (the "Economic Aid Act") appropriated another $284 billion for both first and second draw PPP loans bringing the total appropriations for PPP loans to $943.0 billion. The PPP ended on May 31, 2021. PPP loans that meet SBA requirements may be forgiven in certain circumstances, are fully guaranteed by the SBA, have an initial term of up to five years and earn interest at rate of 1%. The Bank continues to expect a significant portion of these loans will ultimately be forgiven by the SBA in accordance with the terms of the program. Over the course of the PPP, the Bank originated a total of 5,340 PPP loans in the amount of $261.4 million. As of December 31, 2022, the Bank had 71 PPP loans outstanding totaling $20.0 million, or 1.3% of total loans. As of December 31, 2022, these loans had resulted in $11.7 million in deferred loan fees to be recognized over the life of the respective loans. Of this amount, $11.6 million has been recognized as processing fee income and $0.1 million remains to be recognized over the remaining life of the respective loans.

Consumer Loans. Consumer loans generally have higher interest rates than mortgage loans. The risk involved in consumer loans fluctuates based on the type and nature of the collateral and, in certain cases, the absence of collateral. Consumer loans include passbook loans and other secured and unsecured loans that have been made for a variety of consumer purposes. As of December 31, 2022, there were $19.1 million, or 1.3% of total loans, in unsecured consumer loans, of which $18.2 million comprised of 27,886 individual loans were outstanding and are held by the Bank pursuant to its arrangement with Grain. In addition, there were $0.5 million in loans with passbook collateral.

Loan Originations, Purchases and Sales. The following table sets forth the Bank's loan originations, sales, purchases and principal repayment activities, excluding mortgage loans held for sale, during the periods indicated.

	For the Years Ended December 31,				
	2022	**2021**	**2020**	**2019**	**2018**
	(in thousands)				
Total loans at beginning of year	$ 1,322,098	$ 1,172,053	$ 966,096	$ 929,761	$ 808,754
Loans originated:					
Mortgage loans:					
1-4 family residential					
Investor-owned	58,333	42,631	36,522	32,827	38,738
Owner-occupied	54,001	15,346	15,090	9,117	6,430
Multifamily residential	181,227	73,128	90,481	53,288	66,674
Nonresidential properties	89,370	65,463	34,154	37,975	72,926
Construction and land	231,334	109,294	81,465	69,240	55,295
Total mortgage loans	614,265	305,862	257,712	202,447	240,063
Nonmortgage loans:					
Business [1]	6,325	122,254	89,110	1,175	5,101
Consumer [2]	3,898	59,760	30,050	755	697
Total nonmortgage loans	10,223	182,014	119,160	1,930	5,798
Total loans originated	624,488	487,876	376,872	204,377	245,861
Loans purchased:					
Mortgage loans:					
1-4 family residential					
Investor-owned	—	5,845	—	—	—
Multifamily residential	—	5,540	—	—	—
Total loans purchased	—	11,385	—	—	—
Loans sold:					
Mortgage loans:					
1-4 family residential					
Investor-owned	(3,040)	(5,661)	(781)	(3,520)	(1,759)
Owner-occupied	(311)	—	—	—	(2,502)
Multifamily residential	—	(2,299)	(2,748)	—	(535)
Nonresidential properties	(767)	(2,713)	(510)	(196)	(2,045)
Construction and land	(5,734)	(3,500)	—	—	—
Total mortgage loans	(9,852)	(14,173)	(4,039)	(3,716)	(6,841)
Total loans sold	(9,852)	(14,173)	(4,039)	(3,716)	(6,841)
Principal repayments and other	(411,066)	(335,043)	(166,876)	(164,326)	(118,013)
Net loan activity	203,570	150,045	205,957	36,335	121,007
Total loans at end of year	$ 1,525,668	$ 1,322,098	$ 1,172,053	$ 966,096	$ 929,761

(1) For the years ended December 31, 2021 and 2020, business loans originated include $117.3 million and $85.3 million, respectively, of PPP loans. There were no PPP loans originated for the year ended December 31, 2022.

(2) For the years ended December 31, 2022, 2021 and 2020, consumer loans originated include $3.2 million, $59.3 million and $29.5 million, respectively, of microloans pursuant to the Bank's arrangement with Grain. No new loans were made by the Company after May 31, 2022.

Contractual Maturities. The following table sets forth the contractual maturities of the Bank's total loan portfolio, excluding mortgage loans held for sale, at December 31, 2022. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less. The table presents contractual maturities and does not reflect repricing or the effect of prepayments. Actual maturities may differ.

	One year or less		More than one year to five years		More than five years (in thousands)		Revolving		Total	
Mortgage loans:										
1-4 family residential										
Investor-owned	$	5,699	$	6,961	$	331,308	$	—	$	343,968
Owner-occupied		430		1,469		132,979		—		134,878
Multifamily residential		3,209		20,109		471,349		—		494,667
Nonresidential properties		128		52,436		255,479		—		308,043
Construction and land		135,548		49,470		—		—		185,018
Total mortgage loans		145,014		130,445		1,191,115		—		1,466,574
Nonmortgage loans:										
Business loans [1]		16,032		21,869		2,064		—		39,965
Consumer loans [2]		40		931		—		18,158		19,129
Total nonmortgage loans		16,072		22,800		2,064		18,158		59,094
Total	$	161,086	$	153,245	$	1,193,179	$	18,158	$	1,525,668

At December 31, 2022

(1) Includes $20.0 million of PPP loans at December 31, 2022.

(2) Includes $18.2 million of loans which were outstanding and serviced by the Bank pursuant to its arrangement with Grain at December 31, 2022.

The following table sets forth the Bank's fixed and adjustable-rate loans at December 31, 2022 that are contractually due after December 31, 2023.

	Fixed		Adjustable (in thousands)		Total	
Mortgage loans:						
1-4 family residential						
Investor-owned	$	62,929	$	275,340	$	338,269
Owner-occupied		35,068		99,380		134,448
Multifamily residential		87,158		404,300		491,458
Nonresidential properties		57,191		250,724		307,915
Construction and land		49,470		—		49,470
Total mortgage loans		291,816		1,029,744		1,321,560
Nonmortgage loans:						
Business loans [1]		12,125		11,808		23,933
Consumer loans [2]		19,089		—		19,089
Total nonmortgage loans		31,214		11,808		43,022
Total	$	323,030	$	1,041,552	$	1,364,582

Due After December 31, 2023

(1) Includes $20.0 million of PPP loans at December 31, 2022.

(2) Includes $18.2 million of microloans which were outstanding and serviced by the Bank pursuant to its arrangement with Grain at December 31, 2022.

Loan Approval Procedures and Authority. The Bank's total loans or extensions of credit to a single borrower or group of related borrowers cannot exceed, with specified exemptions, 15% of its total regulatory capital. The Bank's lending limit as of December 31, 2022 was $71.5 million, with the ability to lend additional amounts up to 10% if the loans or extensions of credit are fully secured by readily-marketable collateral. At December 31, 2022, the Bank complied with these loans-to-one borrower limitations.

At December 31, 2022, the Bank's largest aggregate exposure to one borrower was $44.0 million with an outstanding balance of $8.5 million. The second and third largest exposures were $35.0 million and $28.0 million with outstanding balances of $10.3 million and $0.9 million, respectively. No other loan or loans-to-one borrower, individually or cumulatively, exceeded $25.0 million, or 35.0% of the lending limit.

The Bank's real estate lending is subject to written policies, underwriting standards and operating procedures. Decisions on loan requests are made on the basis of detailed applications submitted by the prospective borrower, credit histories that the Bank obtains and property valuations, consistent with the appraisal policy. The appraisals are prepared by outside independent licensed appraisers and reviewed by third parties, all approved by the Board of Directors. The Loan Committee usually reviews appraisals in considering a loan application. The performance of the appraisers is also subject to internal evaluations using scorecards and are assessed periodically. The loan applications are designed primarily to determine the borrower's ability to repay the requested loan, and all information provided with the application and checklists provided as part of the application package are evaluated by the loan underwriting department.

The real estate lending approval process starts with the processing of the application package, which is reviewed for completeness and then all necessary agency reports are ordered. Upon initial review and preparation of preliminary documents by the processors in the underwriting department, the file is assigned to an underwriter. The underwriters are responsible for presenting the loan request along with a recommendation, to the Loan Committee, and to the Board of Directors when the credit exposure is greater than the Loan Committee's authority or there are exceptions to the loan policy. If approved, closed and booked, the loan reviewers then undertake the responsibility of monitoring the credit file for the life of the loan by assessing the borrower's creditworthiness periodically, given certain criteria and following certain operating procedures. An independent third party also performs loan reviews following similar criteria and scope under the oversight of the Audit Committee of the Board of Directors.

The Bank's non-real estate lending is also subject to written policies, underwriting standards and operating procedures. Decisions on these loans requests are made on the basis of applications submitted by the prospective borrowers credit histories that the Bank obtains where applicable, borrower cash flows, as obtained directly from bank statements and predictive algorithms based on expected cash flows. Certain of these loans maybe wholly or partly collateralized by cash or business assets.

Mortgage Loans Held for Sale, at Fair Value. At December 31, 2022 and 2021, Mortgage World loans held for sale, at fair value, was $2.0 million and $15.8 million, respectively, included residential mortgages that were originated in accordance with secondary market pricing and underwriting standards. Mortgage World's intent was to sell these loans on the secondary market.

Delinquencies and Non-Performing Assets

Delinquency Procedures. Collection efforts commence the day following the grace period, normally on the 17th of the month. Those loans that have experienced sporadic late payments over the previous 12 months are reviewed with a greater degree of diligence. Late notices are generated and distributed on the 17th and 30th day of the month. The Collection Department pursues collection efforts up until the 90th day past due. At that time, the Bank usually will initiate legal proceedings for collection or foreclosure unless it is in the best interest of the Bank to work further with the borrower to arrange a suitable workout plan.

Prior to acquiring property through foreclosure proceedings, the Bank will obtain an updated appraisal to determine the fair market value and proceed with net adjustments according to accounting principles. Board of Directors approval is required to pursue a foreclosure.

For the years ended December 31, 2022 and 2021, the Bank collected $0.1 million and $0.1 million, respectively, of interest income on non-accruing troubled debt restructured loans, of which $0.01 million and $0.01 million, respectively, was recognized into income. The remaining interest collected on non-accruing troubled debt restructured loans for these periods was applied as a principal reduction for the remaining life of the loan, or until the loan is deemed performing.

Delinquent Loans. The following table sets forth the Bank's loan delinquencies, including non-accrual loans, by type and amount at the dates indicated.

At December 31,

	2022			2021			2020		
	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due
					(in thousands)				
Mortgages:									
1-4 Family residential									
Investor-owned	$ 1,530	$ 78	$ 1,865	$ 321	$ 2,969	$ 1,096	$ 2,222	$ 1,507	$ 1,907
Owner-occupied	2,553	—	815	2,961	471	1,947	1,572	348	1,100
Multifamily residential	4,643	—	—	1,704	187	—	1,140	—	946
Nonresidential properties	4,246	607	—	934	1,168	—	—	—	3,272
Construction and land	—	4,100	7,567	—	—	—	—	—	—
Nonmortgage Loans:	—	—	—						
Business	1,466	7,869	2,973	4,036	544	13	100	—	—
Consumer	1,267	1,119	—	2,570	1,759	5	497	316	175
Total	$ 15,705	$ 13,773	$ 13,220	$ 12,526	$ 7,098	$ 3,061	$ 5,531	$ 2,171	$ 7,400

At December 31,

	2019			2018		
	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due
			(in thousands)			
Mortgages:						
1-4 Family residential						
Investor-owned	$ 3,866	$ —	$ 1,082	$ 6,539	$ 470	$ —
Owner-occupied	3,405	—	1,295	1,609	574	995
Multifamily residential	3,921	—	—	995	—	—
Nonresidential properties	3	—	3,708	—	4	1,052
Construction and land	—	—	—	—	—	—
Nonmortgage Loans:						
Business	—	—	—	292	—	—
Consumer	—	—	—	—	—	—
Total	$ 11,195	$ —	$ 6,085	$ 9,435	$ 1,048	$ 2,047

Non-Performing Assets. The following table sets forth information regarding non-performing assets excluding mortgage loans held for sale at fair value. Non-performing assets are comprised of non-accrual loans and non-accrual troubled debt restructured loans. There was no other real estate owned at the dates indicated. Non-accrual loans include non-accruing troubled debt restructured loans of $2.3 million, $2.5 million, $3.1 million, $3.6 million, and $3.6 million at December 31, 2022, 2021, 2020, 2019 and 2018, respectively. There were no accruing loans past due 90 days or more at the dates indicated.

	At December 31,									
	2022		2021		2020		2019		2018	
	(in thousands)									
Nonaccrual loans:										
Mortgage loans:										
1-4 family residential										
Investor-owned	$	2,844	$	3,349	$	2,808	$	2,312	$	205
Owner-occupied		961		1,284		1,053		1,009		1,092
Multifamily residential		—		1,200		946		—		16
Nonresidential properties		—		2,163		3,776		3,555		706
Construction and land		7,567		917		—		1,118		1,115
Nonmortgage loans:										
Business		—		—		—		—		—
Consumer		—		—		—		—		—
Total nonaccrual loans (not including non-accruing troubled debt restructured loans)	$	11,372	$	8,913	$	8,583	$	7,994	$	3,134
Non-accruing troubled debt restructured loans:										
Mortgage loans:										
1-4 family residential										
Investor-owned	$	217	$	234	$	249	$	467	$	1,053
Owner-occupied		2,027		2,196		2,197		2,491		1,987
Multifamily residential		—		—		—		—		—
Nonresidential properties		93		100		654		646		604
Construction and land		—		—		—		—		—
Nonmortgage loans:										
Business		—		—		—		—		—
Consumer		—		—		—		—		—
Total non-accruing troubled debt restructured loans		2,337		2,530		3,100		3,604		3,644
Total nonaccrual loans	$	13,709	$	11,443	$	11,683	$	11,598	$	6,778
Accruing troubled debt restructured loans:										
Mortgage loans:										
1-4 family residential										
Investor-owned	$	2,207	$	3,089	$	3,378	$	5,191	$	5,192
Owner-occupied		1,328		2,374		2,505		2,090		3,456
Multifamily residential		—		—		—		—		—
Nonresidential properties		708		732		754		1,306		1,438
Construction and land		—		—		—		—		—
Nonmortgage loans:										
Business		—		—		—		14		374
Consumer		—		—		—		—		—
Total accruing troubled debt restructured loans	$	4,243	$	6,195	$	6,637	$	8,601	$	10,460
Total nonperforming assets and accruing troubled debt restructured loans	$	17,952	$	17,638	$	18,320	$	20,199	$	17,238
Total nonperforming loans to total gross loans		0.90%		0.87%		1.00%		1.20%		0.73%
Total nonperforming assets to total assets		0.59%		0.69%		0.86%		1.10%		0.64%
Total nonperforming assets and accruing troubled debt restructured loans to total assets		0.78%		1.07%		1.35%		1.92%		1.63%

Classified Assets. Federal regulations provide for the classification of loans and other assets, such as debt and equity securities, considered by the Office of the Comptroller of the Currency ("OCC") to be of lesser quality, as "substandard," "doubtful" or "loss." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the Bank will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss allowance is not warranted. Assets which do not currently expose the Bank to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated as "special mention" by our management.

Under OCC regulations, when an insured institution classifies problem assets as either substandard or doubtful, it may establish general allowances in an amount deemed prudent by management to cover probable accrued losses. General allowances represent loss allowances which have been established to cover probable accrued losses associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as "loss," it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge-off such amount. An institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the regulatory authorities, which may require the establishment of additional general or specific loss allowances.

In connection with the filing of the Bank's periodic reports with the OCC and in accordance with its classification of assets policy, it regularly reviews the loans in its portfolio to determine whether any loans require classification in accordance with applicable regulations.

On the basis of this review of loans, the Bank's classified and special mention loans at the dates indicated were as follows:

	At December 31,								
	2022		2021		2020		2019		2018
	(in thousands)								
Classified Loans:									
Substandard	$	21,499	$	17,317	$	20,508	$	22,787	$	18,665
Total classified loans		21,499		17,317		20,508		22,787		18,665
Special mention loans		9,735		13,798		19,546		17,355		14,394
Total classified and special mention loans	$	31,234	$	31,115	$	40,054	$	40,142	$	33,059

Substandard loans increased $4.2 million, or 24.1%, to $21.5 million at December 31, 2022 compared to $17.3 million at December 31, 2021. The increase of substandard loans was primarily attributable to increase of $10.8 million in construction and land loans, offset by decreases of $3.3 million in multifamily loans, $2.2 million in nonresidential loans and $1.1 million in 1-4 family loans.

Special mention loans decreased $4.1 million, or 29.4%, to $9.7 million at December 31, 2022 compared to $13.8 million at December 31, 2021. The decrease was primarily attributable to decreases of $6.7 million in construction and land loans and $3.9 million in multifamily loans, offset by an increase of $5.9 in 1-4 family loans and $0.6 million in nonresidential loans.

Troubled Debt Restructured Loans. The Bank occasionally modifies loans to help borrowers stay current on their loans and to avoid foreclosure. The Bank considers modifications only after analyzing a borrower's current repayment capacity, evaluating the strength of any guarantors based on documented current financial information, and assessing the current value of any collateral pledged. The Bank generally does not forgive principal or interest on loans, but may do so if it is in its best interest and increases the likelihood that it can collect the remaining principal balance. The Bank may modify the terms of loans to lower interest rates, which may be at below market rates, to provide for fixed interest rates on loans where fixed rates are otherwise not available, or to provide for interest-only terms. These modifications are made only when there is a reasonable and attainable workout plan that has been agreed to by the borrower and is in the Bank's best interests.

At December 31, 2022, there were 23 loans modified as troubled debt restructured loans totaling $6.6 million. Of these, five troubled debt restructured loans, totaling $2.3 million, were included in non-accrual loans and the remaining 18 troubled debt restructured loans, totaling $4.2 million, had been performing in accordance with their modified terms for a minimum of six months since the date of restructuring and are accruing interest.

At December 31, 2021, there were 30 loans modified as troubled debt restructured loans totaling $8.7 million. Of these, six troubled debt restructured loans totaling $2.5 million were included in non-accrual loans and the remaining 24 troubled debt restructured loans, totaling $6.2 million, had been performing in accordance with their modified terms for a minimum of six months since the date of restructuring.

For the years ended December 31, 2022 and 2021, there were no loans modified to troubled debt restructured.

Allowance for Loan and Lease Losses

The Bank has approved and maintained an appropriate, systematic and consistently applied process to determine the dollar amounts of the allowance for loan and lease losses ("ALLL") that is adequate to absorb inherent losses in the loan portfolio and other held financial instruments. An inherent loss, as defined by U.S. Generally Accepted Accounting Principles ("GAAP"), and applicable banking regulations, is an unconfirmed loss that probably exists based on the information that is available as of the evaluation date. It is not a loss that may arise from events that might occur as a result of a possible future event. Arriving at an appropriate allowance involves a high degree of management's judgment, is inevitably imprecise, and results in a range of possible losses.

The determination of the dollar amounts of the ALLL is based on management's current judgments about the credit quality of the loan portfolio taking into consideration all known relevant internal and external factors that affect loan payments at the end of each month. The dollar amounts reported each month for the ALLL are reviewed at least quarterly by the Board of Directors. To ensure that the methodology remains appropriate for the Bank, the Board of Directors periodically has the methodology validated externally and causes revisions to be made when appropriate. The Audit Committee of the Board of Directors oversees and monitors the internal controls over the ALLL determination process. The Bank adheres to a safe and sound banking practice by maintaining, analyzing, and supporting an adequate ALLL in accordance with GAAP and supervisory guidance.

The Bank's ALLL methodology consists of a system designed and implemented to estimate loan and lease losses. The Bank's ALLL methodology incorporates management's current judgments about the credit quality of the loan and lease portfolio through a disciplined and consistently applied process.

The Bank's loan policy requires the following when the Bank calculates the level of ALLL:

- All loans shall be taken into consideration in the ALLL methodology whether on an individual or group basis.

- The Bank shall identify all loans to be evaluated for impairment on an individual basis under ASC 310 and segment the remainder of the loan portfolio into groups (pools) of loans with similar risk characteristics for evaluation and analysis under ASC 450.

- All known relevant internal and external factors that may affect the collection of the loan shall be taken into consideration.

- All known relevant internal and external factors that may affect loan collectability shall be considered and applied consistently; however, when appropriate, these factors may be modified for new factors affecting loan collectability.

- The particular risks inherent in different kinds of lending shall be taken into consideration.

- The current collateral values, less the costs to sell, shall be taken into consideration when applicable.

- The Bank shall require that competent and well-trained personnel perform the analysis, estimates, reviews and other ALLL methodology functions.

- The ALLL methodology shall be based on current and reliable information.

- The ALLL methodology shall be well documented, in writing, with clear explanations of the supporting analyses and rationale.

- The ALLL methodology shall include a systematic and logical method to consolidate the loss estimates and ensure the ALLL balance is recorded in accordance with GAAP.

Loan pools with similar risk characteristics. Loss histories are the starting point for the calculation of ALLL balances. Loss histories are calculated for each of the pools by aggregating the historical losses less recoveries within the respective pools and annualizing the number over the determined length of time. The length of time may vary according to the relevance of past periods' experience to the current period, among other considerations. The Bank currently uses a prior twelve quarter rolling average for its historical loss rates.

Each pool's historical loss rate is adjusted for the effects of the qualitative or environmental factors. The factors analyzed include:

- Changes in lending policies and procedures, including changes in underwriting standards and collection, charge-off, and recovery practices.

- Changes in international, national, regional, and local economic and business conditions and developments that affect the collectability of the portfolio, including the condition of various market segments.

- Changes in the nature and volume of the portfolio and in the terms of loans.

- Changes in the experience, ability and depth of lending management and other relevant staff.

- Changes in the volume and severity of past due loans, the volume of nonaccrual loans, and the volume and severity of adversely classified or graded loans.

- Changes in the quality of the Bank's loan review system.

- Changes in the value of underlying collateral for collateral-dependent loans.

- The existence and effect of any concentration of credit, and changes in the level of such concentrations.

- The effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the Bank's existing portfolio.

The Bank utilizes a risk-based approach to determine the appropriate adjustments for each qualitative factor. A matrix containing definitions of low, medium, and high-risk levels is used to assess the individual factors to determine their respective directional characteristics. These risk levels serve as the foundation for determining the individual adjustments for each factor for each pool of loans.

The qualitative factor adjustments are supported by applicable reports, graphs, articles and any other relevant information to evidence and document management's judgment as to the respective levels of risk and adjustment requirements.

Each of the qualitative adjustment factors is applied to each of the loan pools to reflect adjustments that increase or decrease the historical loss rates applied to each loan pool. Each of these adjustment factors is individually supported and justified, and a discrete narrative for each loan pool reflects current information, events, circumstances and conditions influencing the adjustment. The narratives include descriptions of each factor, management's analysis of how each factor has changed over time, which loan pool's loss rates have been adjusted, the amount by which loss estimates have been adjusted for changes in conditions, an explanation of how management estimated the impact, and other available data that support the reasonableness of the adjustments.

Once these qualitative adjustment factors are determined for each pool of loans, they are added to the historical loss numbers for each corresponding pool of loans to arrive at a loss factor for each pool based on historical loss experience and qualitative or environmental influences. These loss factors are adjusted to appropriately reflect the respective risk rating categories within each pool by applying the weighting factors described above to those loans within the respective pool's risk rates.

The series of calculations described above can be expressed as the following equation:

$[(H*P) + (Q*P)] = R$, where

H = Historical loss factor for the pool

Q = Qualitative/Environmental aggregate adjustment for the pool

P = Total loans within the pool

R = Required reserve amount for the risk rating category within the pool

Specific allowances for identified problem loans. The Bank considers a loan to be impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. All troubled debt restructured loans and loans on non-accrual status are deemed to be impaired. A specific valuation allowance is established for the impairment amount of each loan, calculated using the present value of expected cash flows, observable market price, or the fair value of the collateral, in accordance with the most likely means of recovery.

Factors evaluated in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. The Bank determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

An unallocated component may be maintained to cover uncertainties that could affect our estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating allocated and general reserves in the portfolio.

Validation of the ALLL. The Bank considers its ALLL methodology valid when it accurately estimates the amount of probable loss contained in the loan portfolio. The Bank has employed procedures, including the following, when validating the reasonableness of its ALLL methodology and determining whether there may be deficiencies in its overall methodology or loan grading process:

- A review of trends in loan volume, delinquencies, loan restructurings and concentrations.

- A review of previous charge-offs and recovery history, including an evaluation of the timeliness of the entries to record both the charge-offs and the recoveries.

- At a minimum, an annual review by a third party that is independent of the ALLL estimation process.

- An evaluation of the appraisal process of the underlying collateral.

The Bank supports the independent validation process with the work papers from the ALLL review function and may include the summary findings of an independent reviewer. The Board reviews the findings and acknowledges its review in the minutes of its meeting. If the methodology is changed based upon the findings of the validation process, the documentation that describes and supports the changes is maintained.

As an integral part of its examination process, the OCC will periodically review the Bank's allowance for loan losses. Following such review, the Bank may determine that it is appropriate to recognize additions to the allowance based on its judgment and information available to it at the time of such examination.

Current expected credit losses. On June 16, 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update 2016-13, *Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments*, the current expected credit losses ("CECL") standard. In October 2019, the FASB voted to defer implementation of the standard for non-public business entities and smaller reporting companies, such as the Company, to fiscal years beginning after December 15, 2022. In response to the new model, the Bank has reassessed its risk management policies and procedures in order for it to successfully implement CECL.

The Company has evaluated the amended guidance including the potential impact on its consolidated financial statements. As a result of the required change in approach toward determining estimated credit losses from the current "incurred loss" model to one based on estimated cash flows over a loan's contractual life, adjusted for prepayments (a "life of loan" model), the Company expects that the new guidance might result in a decrease in the allowance for loan losses, particularly for longer duration loan portfolios. The project team meets on a regular basis to determine the approach for implementation. This includes assessing the adequacy of existing loan and loss data, assessing models for default and loss estimates, conducting limited trial runs and analytical review through December 31, 2022, and to complete independent model valuation and documentation of processes and controls in the first quarter of 2023. Upon adoption, the Company anticipates that it would decrease the allowance to approximately $31.5 million for the loan portfolio and add a $0.7 million allowance for the held-to-maturity securities portfolio.

The following table sets forth activity in the allowance for loan losses for the periods indicated.

	For the Years Ended December 31,				
	2022	2021	2020	2019	2018
	(Dollars in thousands)				
Allowance at beginning of year	$ 16,352	$ 14,870	$ 12,329	$ 12,659	$ 11,071
Provision (recovery) for loan losses	24,046	2,717	2,443	258	1,249
Charge-offs:					
Mortgage loans:					
1-4 family residential					
Investor-owned	—	—	—	(8)	—
Owner-occupied	—	—	—	—	—
Multifamily residential	—	(38)	—	—	—
Nonresidential properties	—	—	—	—	—
Construction and land	—	—	—	—	—
Nonmortgage loans:					
Business	—	—	—	(724)	(34)
Consumer [1]	(6,659)	(1,342)	(6)	—	(14)
Total charge-offs	(6,659)	(1,380)	(6)	(732)	(48)
Recoveries:					
Mortgage loans:					
1-4 family residential					
Investor-owned	156	8	—	23	1
Owner-occupied	39	45	—	—	250
Multifamily residential	—	—	—	—	—
Nonresidential properties	—	—	4	9	9
Construction and land	—	—	—	—	—
Nonmortgage loans:					
Business	94	84	95	110	122
Consumer [1]	564	8	5	2	5
Total recoveries	853	145	104	144	387
Net recoveries (charge-offs)	(5,806)	(1,235)	98	(588)	339
Allowance at end of year	$ 34,592	$ 16,352	$ 14,870	$ 12,329	$ 12,659
Allowance for loan losses as a percentage for nonperforming loans	252.33%	142.90%	127.28%	106.30%	186.77%
Allowance for loan losses as a percentage of total loans	2.27%	1.24%	1.27%	1.28%	1.36%
Net recoveries (charge-offs) to average loans outstanding during the year	(0.42%)	(0.09%)	0.01%	(0.06%)	0.04%

(1) At December 31, 2022 and 2021, includes $6.7 million and $1.2 million of charge-offs and $0.6 million and $0.01 million of recoveries related to loans associated with Grain, respectively.

Allowance for Loan and Lease Losses. The following table sets forth the allowance for loan and lease losses by loan category and the percent of the allowance in each category to the total allowance at the dates indicated. The allowance for loan and lease losses of each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

	At December 31,								
	2022			2021			2020		
	Allowance for Loan Losses	Percent of Allowance in Each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Percent of Allowance in Each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Percent of Allowance in Each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans
				(Dollars in thousands)					
Mortgage loans:									
1-4 family residential									
Investor-owned	$ 3,863	11.16%	22.54%	$ 3,540	21.65%	24.01%	$ 3,850	25.90%	27.27%
Owner-occupied	1,723	4.98%	8.84%	1,178	7.20%	7.33%	1,260	8.47%	8.43%
Multifamily residential	8,021	23.19%	32.42%	5,684	34.76%	26.34%	5,214	35.06%	26.23%
Nonresidential properties	2,724	7.87%	20.19%	2,165	13.24%	18.13%	2,194	14.75%	18.68%
Construction and land	2,683	7.76%	12.13%	2,024	12.38%	10.19%	1,820	12.24%	9.03%
Total mortgage loans	19,014	54.96%	96.12%	14,591	89.23%	86.00%	14,338	96.42%	89.64%
Nonmortgage loans:									
Business	120	0.35%	2.62%	306	1.87%	11.38%	254	1.71%	8.10%
Consumer	15,458	44.69%	1.26%	1,455	8.90%	2.62%	278	1.87%	2.26%
Total nonmortgage loans	15,578	45.04%	3.88%	1,761	10.77%	14.00%	532	3.58%	10.36%
Total	$ 34,592	100.00%	100.00%	$ 16,352	100.00%	100.00%	$ 14,870	100.00%	100.00%

	At December 31,					
	2019			2018		
	Allowance for Loan Losses	Percent of Allowance in Each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Percent of Allowance in Each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans
			(Dollars in thousands)			
Mortgage loans:						
1-4 family residential						
Investor-owned	$ 3,503	28.42%	31.60%	$ 3,799	30.01%	32.61%
Owner-occupied	1,067	8.65%	9.52%	1,208	9.55%	9.98%
Multifamily residential	3,865	31.35%	25.90%	3,829	30.25%	25.01%
Nonresidential properties	1,849	15.00%	21.45%	1,925	15.20%	21.18%
Construction and land	1,782	14.45%	10.28%	1,631	12.88%	9.42%
Total mortgage loans	12,066	97.87%	98.75%	12,392	97.89%	98.20%
Nonmortgage loans:						
Business	254	2.06%	1.13%	260	2.05%	1.69%
Consumer	9	0.07%	0.12%	7	0.06%	0.11%
Total nonmortgage loans	263	2.13%	1.25%	267	2.11%	1.80%
Total	$ 12,329	100.00%	100.00%	$ 12,659	100.00%	100.00%

At December 31, 2022, the allowance for loan and lease losses represented 2.27% of total gross loans and 252.33% of nonperforming loans compared to 1.24% of total loans and 142.90% of nonperforming loans at December 31, 2021. The allowance for loan and lease losses increased to $34.6 million at December 31, 2022 from $16.4 million at December 31, 2021, of which $15.4 million related to Grain. There were $5.8 million and $1.2 million in net charge-offs during the year ended December 31, 2022 and 2021, respectively.

Although the Bank believes that it uses the best information available to establish the ALLL, future adjustments to the allowance may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, although the Bank believes that it has established the ALLL in conformity with GAAP, after a review of the loan portfolio by regulators, the Bank may determine it is appropriate to increase the ALLL. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, the existing ALLL may not be adequate and increases may be necessary should the quality of any loan or lease deteriorate as a result of the factors discussed above. Any material increase in the ALLL may adversely affect the Bank's financial condition and results of operations.

Investment Activities

General. The Bank's investment policy was adopted and is reviewed annually by the Board of Directors. The Chief Financial Officer (designated as the Chief Investment Officer) will plan and execute investment strategies consistent with the policies approved by the Board of Directors. The Chief Financial Officer provides an investment schedule detailing the investment portfolio which is reviewed at least quarterly by the Bank's asset-liability committee and the Board of Directors.

The current investment policy permits, with certain limitations, investments in United States Treasury securities; securities issued by the U.S. government and its agencies or government-sponsored enterprises including mortgage-backed and collateralized mortgage obligations ("CMO") issued by Fannie Mae, Ginnie Mae and Freddie Mac; and corporate bonds and obligations, and certificates of deposit in other financial institutions.

At December 31, 2022 and 2021, the investment portfolio consisted of available-for-sale and held-to-maturity securities and obligations issued by the U.S. government and government-sponsored enterprises, corporate bonds and the FHLBNY stock. At December 31, 2022 and 2021, the Bank owned $24.7 million and $6.0 million, respectively, of FHLBNY stock. As a member of FHLBNY, the Bank is required to purchase stock from the FHLBNY which is carried at cost and classified as restricted equity securities.

Securities Portfolio Composition. The following table sets forth the amortized cost and estimated fair value of the available-for-sale and held-to-maturity securities portfolios at the dates indicated, which consisted of U.S. government and federal agencies, corporate bonds, pass-through mortgage-backed securities and certificates of deposit.

	At December 31,									
	2022		2021		2020		2019		2018	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
					(Dollars in thousands)					
Available-for-Sale Securities:										
U.S. Government and Federal Agencies	$ —	$ —	$ —	$ —	$ —	$ —	$ 16,373	$ 16,354	$ 20,924	$ 20,515
U.S. Government Bonds	2,985	2,689	2,981	2,934	—	—	—	—	—	—
US Treasury	—	—	—	—	—	—	—	—	4,997	4,995
Corporate Bonds	25,824	23,359	21,243	21,184	10,381	10,463	—	—	—	—
Mortgage-Backed Securities										
Collateralized Mortgage Obligations (1)	44,503	37,777	18,845	18,348	—	—	—	—	—	—
FHLMC Certificates	11,310	9,634	—	—	3,201	3,196				
FNMA Certificates	67,199	55,928	71,930	70,699	3,506	3,567	4,680	4,659	778	759
GNMA Certificates	122	118	175	181	263	272	482	491	870	875
Total available-for-sale securities	$ 151,943	$ 129,505	$ 115,174	$ 113,346	$ 17,351	$ 17,498	$ 21,535	$ 21,504	$ 27,569	$ 27,144
Held-to-Maturity Securities:										
U.S. Agency Bonds	$ 35,000	$ 34,620	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Corporate Bonds	82,500	78,738	—	—	—	—	—	—	—	—
Mortgage-Backed Securities:										
Collateralized Mortgage Obligations (1)	235,479	230,113	—	—	—	—	—	—	—	—
FHLMC Certificates	4,120	3,852	934	914	1,743	1,722	—	—	—	—
FNMA Certificates	131,918	126,691	—	—	—	—	—	—	—	—
SBA Certificates	21,803	21,837	—	—	—	—	—	—	—	—
Total held-to-maturity securities	$ 510,820	$ 495,851	$ 934	$ 914	$ 1,743	$ 1,722	$ —	$ —	$ —	$ —

(1) Comprised of Federal Home Loan Mortgage Corporation ("FHLMC"), Federal National Mortgage Association ("FNMA") and Ginnie Mae ("GNMA") issued securities.

During the year ended December 31, 2022, the Company invested primarily in held-to-maturity securities utilizing the $225.0 million the Company received from the issuance of preferred stock to the U.S. Treasury pursuant to its Emergency Capital Investment Program and from cash received from deposits made by its customers.

At December 31, 2022 and 2021, there were no securities of which the amortized cost or estimated value exceeded 10% of total equity.

Mortgage-Backed Securities. At December 31, 2022 and 2021, the Bank had mortgage-backed securities with a carrying value of $516.5 million and $91.9 million, respectively. Mortgage-backed securities are securities issued in the secondary market that are collateralized by pools of mortgages. Certain types of mortgage-backed securities are commonly referred to as "pass through" certificates because the underlying loans are "passed through" to investors, net of certain costs, including servicing and guarantee fees. Mortgage-backed securities typically are collateralized by pools of one-to-four family residential or multifamily residential mortgages, although the Bank invests primarily in mortgage-backed securities backed by one-to-four family residential mortgages. The issuers of such securities sell the participation interests to investors such as the Bank. The interest rate of the security is lower than the interest rates of the underlying loans to allow for payment of servicing and guaranty fees. All of the Bank's mortgage-backed securities are backed by Freddie Mac and Fannie Mae, which are government-sponsored enterprises, or Ginnie Mae, which is a government-owned enterprise.

Residential mortgage-backed securities issued by U.S. government agencies and government-sponsored enterprises are more liquid than individual mortgage loans because there is an active trading market for such securities. In addition, residential mortgage-backed securities may be used to collateralize borrowings. Investments in residential mortgage-backed securities involve a risk that actual payments will be greater or less than the prepayment rate estimated at the time of purchase, which may require adjustments to the amortization of any premium or accretion of any discount relating to such interests, thereby affecting the net yield on the securities. Current prepayment speeds determine whether prepayment estimates require modification that could cause amortization or accretion adjustments.

Portfolio Maturities and Yields. The composition and maturities of the investment securities portfolio at December 31, 2022 are summarized in the following table. Maturities are based on the final contractual payment dates, and do not reflect the effect of scheduled principal repayments, prepayments, or early redemptions that may occur. Adjustable-rate mortgage-backed securities are included in the period in which interest rates are next scheduled to adjust.

	One Year or Less		More than One Year through Five Years		More than Five Years through Ten Years		More than Ten Years		Total		
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield
					(Dollars in thousands)						
Available-for-Sale Securities:											
U.S. Government Bonds	$ —	—	$ 2,985	0.90%	$ —	—	$ —	—	$ 2,985	$ 2,689	0.90%
Corporate Bonds	—	—	4,000	0.80%	21,824	4.20%	—	—	25,824	23,359	3.67%
Mortgage-Backed Securities											
Collateralized Mortgage Obligations (1)	—	—	—	—	—	—	44,503	1.60%	44,503	37,777	1.60%
FHLMC Certificates	—	—	—	—	—	—	11,310	1.60%	11,310	9,634	1.60%
FNMA Certificates	40	1.48%	—	—	3,334	1.99%	63,825	1.60%	67,199	55,928	1.62%
GNMA Certificates	—	—	—	—	—	—	122	1.60%	122	118	1.60%
Total available-for-sale securities	$ 40	1.48%	$ 6,985	0.84%	$ 25,158	3.90%	$ 119,760	1.60%	$ 151,943	$ 129,505	1.95%
Held-to-Maturity Securities:											
U.S. Agency Bonds	$ —	—	$ 35,000	4.66%	$ —	—	$ —	—	35,000	$ 34,620	4.66%
Corporate Bonds	—	—	75,000	4.62%	7,500	3.33%	—	—	82,500	78,738	4.50%
Mortgage-Backed Securities											
Collateralized Mortgage Obligations (1)	—	—	3,497	3.44%	—	—	231,982	3.77%	235,479	230,113	2.88%
FHLMC Certificates							4,120	4.39%	4,120	3,852	4.39%
FNMA Certificates	—	—	—	—	9,402	3.45%	122,516	4.49%	131,918	126,691	4.42%
SBA Certificates	$ —	—	$ —	—	$ —	—	$ 21,803	5.06%	21,803	$ 21,837	5.06%
Total held-to-maturity securities	$ —	—	$ 113,497	4.60%	$ 16,902	3.40%	$ 380,421	4.08%	$ 510,820	$ 495,851	3.77%

(1) Comprised of Federal Home Loan Mortgage Corporation ("FHLMC"), Federal National Mortgage Association ("FNMA") and Ginnie Mae ("GNMA") issued securities.

Sources of Funds

General. Deposits have traditionally been the Bank's primary source of funds for use in lending and investment activities. The Bank receives funds from large deposits made from corporations, nonprofits, and large banks. The Bank also uses borrowings, primarily from the FHLBNY, brokered and listing service deposits, and unsecured lines of credit with correspondent banks, to supplement cash flow needs, lengthen the maturities of liabilities for interest rate risk and manage the cost of funds. In addition, the Bank receives funds from scheduled loan payments, investment principal and interest payments, maturities and calls, loan prepayments and income on earning assets. Although scheduled loan payments and income on earning assets are relatively stable sources of funds, deposit inflows and outflows can vary widely and are influenced by prevailing interest rates, market conditions and levels of competition.

Deposits. Deposits are generated primarily from the Bank's primary market area. The Bank offers a selection of deposit accounts, including demand accounts, NOW/IOLA accounts, money market accounts, reciprocal deposits, savings accounts and certificates of deposit to individuals, business entities, non-profit organizations and individual retirement accounts. Deposit account terms vary, with the primary differences being the minimum balance required, the amount of time the funds must remain on deposit and the interest rate.

Interest rates paid, maturity terms, service fees and premature withdrawal penalties are established on a periodic basis. Deposit rates and terms are based primarily on current operating strategies and market rates, liquidity requirements, rates paid by competitors and growth goals. The Bank relies upon personalized customer service, long-standing relationships with customers and the favorable image of the Bank in the community to attract and retain deposits. The Bank also provides a fully functional electronic banking platform, including mobile applications, remote deposit capture and online bill pay, among others, as a service to retail and business customers.

The flow of deposits is influenced significantly by general economic conditions, changes in money market and other prevailing interest rates and competition. The ability to attract and maintain these and other interest-bearing deposits, and the rates paid on them, have been, and will continue to be, significantly affected by competition and economic and market conditions.

The following table sets forth the average balance and weighted average rate of deposits for the periods indicated.

	For the Years Ended December 31,								
	2022			2021			2020		
	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate
	(Dollars in thousands)								
Deposit type:									
NOW/IOLA	$ 30,151	2.34%	0.22%	$ 30,851	2.59%	0.35%	$ 29,792	3.31%	0.51%
Money market	393,555	30.55%	1.59%	310,611	26.06%	0.38%	207,454	23.05%	0.90%
Savings	138,137	10.72%	0.09%	133,244	11.18%	0.11%	118,956	13.22%	0.12%
Certificates of deposit	382,022	29.65%	0.91%	430,164	36.09%	0.99%	379,276	42.14%	1.73%
Interest-bearing deposits	943,865	73.26%	1.05%	904,870	75.92%	0.63%	735,478	81.72%	1.19%
Non-interest bearing demand [(1)]	344,505	26.74%	—%	287,008	24.08%	—%	164,555	18.28%	—%
Total deposits	$1,288,370	100.00%	0.77%	$1,191,878	100.00%	0.48%	$900,033	100.00%	0.97%

(1) For the year ended December 31, 2021, includes $122.0 million of liabilities related to the deposit of funds for subscriptions for the Company's common stock in connection with its second-step conversion.

The following table sets forth deposit activities for the periods indicated.

	At or For the Years Ended December 31,		
	2022	2021	2020
	(in thousands)		
Beginning balance	$ 1,204,716	$ 1,029,579	$ 782,043
Net deposits before interest credited	37,746	169,466	238,786
Interest credited	9,950	5,671	8,750
Net increase in deposits	47,696	175,137	247,536
Ending balance	$ 1,252,412	$ 1,204,716	$ 1,029,579

The following table sets forth certificates of deposit classified by interest rate as of the dates indicated.

	At December 31,		
	2022	2021	2020
	(in thousands)		
Interest Rate:			
0.05% - 0.99%	$ 161,070	$ 319,684	$ 150,152
1.00% - 1.49%	31,228	44,411	85,958
1.50% - 1.99%	17,659	17,012	45,405
2.00% - 2.49%	33,737	40,671	103,301
2.50% - 2.99%	29,170	5,544	18,123
3.00% and greater	103,754	2,157	4,048
Total	$ 376,618	$ 429,479	$ 406,987

The following table sets forth the amount and maturities of certificates of deposit by interest rate at December 31, 2022.

	Period to Maturity					
	Less Than or Equal to One Year	More Than One to Two Years	More Than Two to Three Years	More Than Three Years	Total	Percent of Total
	(Dollars in thousands)					
Interest Rate Range:						
0.05% - 0.99%	$ 55,189	$ 20,099	$ 38,461	$ 47,321	$ 161,070	42.76%
1.00% - 1.49%	21,472	984	6,582	2,190	31,228	8.29%
1.50% - 1.99%	10,593	4,160	2,906	—	17,659	4.69%
2.00% - 2.49%	24,648	4,148	4,863	78	33,737	8.96%
2.50% - 2.99%	14,352	8,741	5,980	97	29,170	7.75%
3.00% and greater	33,532	20,095	9,916	40,211	103,754	27.55%
Total	$ 159,786	$ 58,227	$ 68,708	$ 89,897	$ 376,618	100.00%

At December 31, 2022, the aggregate amount of all certificates of deposit in amounts greater than or equal to $100,000 was $212.7 million. The following table sets forth the maturity of those certificates as of December 31, 2022.

	At December 31, (in thousands)
Maturity Period:	
Three months or less	$ 46,383
Over three months through six months	33,609
Over six months through one year	72,962
Over one year to three years	45,143
Over three years	14,586
Total	$ 212,683

At December 31, 2022, certificates of deposit equal to or greater than $250,000 totaled $70.1 million of which $48.7 million matures on or before December 31, 2023. At December 31, 2022, passbook savings accounts and certificates of deposit with a passbook feature totaled $130.0 million, reflecting depositors' preference for traditional banking services.

Borrowings. The Bank may obtain advances from the FHLBNY by pledging as security its capital stock at the FHLBNY and certain of its mortgage loans and mortgage-backed securities. Such advances may be made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. To the extent such borrowings have different terms to repricing than the Bank's deposits, they can change the Bank's interest rate risk profile. At December 31, 2022 and 2021 the Bank had $517.4 million and $106.3 million of outstanding FHLBNY advances, respectively. Additionally, the Bank has two unsecured lines of credit in the amount of $90.0 million and $25.0 million with two correspondent banks, under which there was nothing outstanding at December 31, 2022 and 2021, respectively. The Bank also had a guarantee from the FHLBNY through letters of credit in an amount of up to $21.5 million each at December 31, 2022 and 2021.

Warehouse Line of Credit. Mortgage World had maintained two warehouse lines of credit with financial institutions for the purpose of funding the originations and sale of residential mortgages. One of the warehouse line of credit had an unused line of credit of 10.0 million at December 31, 2022 and was terminated on February 7, 2023. The other warehouse line of credit was terminated on March 31, 2022. These loans are now funded by the Bank.

The following table sets forth information concerning balances and interest rates on borrowings at the dates and for the periods indicated.

		At or For the Years December 31,				
		2022		2021		2020
		(Dollars in thousands)				
FHLBNY Advances:						
Balance outstanding at end of period	$	517,375	$	106,255	$	117,255
Average amount outstanding during the period		206,969		108,005		116,947
Maximum outstanding at any month-end during the period		517,375		109,255		152,284
Weighted average interest rate during the period		3.00%		2.02%		2.03%
Weighted average interest rate at the end of the period		3.90%		2.02%		1.90%
Warehouse Lines of Credit:						
Balance outstanding at end of period	$	—	$	15,090	$	29,961
Average amount outstanding during the period		—		11,675		8,461
Maximum outstanding at any month-end during the period		—		16,385		29,961
Weighted average interest rate during the period		—		3.29%		3.34%
Weighted average interest rate at the end of the period		—		3.21%		3.37%

Subsidiaries

At December 31, 2022, the Company had one operating subsidiary, Ponce Bank, and Ponce Bank had one subsidiary, Ponce de Leon Mortgage Corp., a New York State chartered mortgage brokerage entity, whose employees are registered in New York and New Jersey. Ponce Bank had another subsidiary, PFS Services, Corp., which was merged into Ponce de Leon Mortgage Corp. on December 31, 2021.

Regulation and Supervision

General

As a federally-chartered, stock savings association, the Bank is subject to examination, supervision and regulation, primarily by the OCC, and, secondarily, by the Federal Deposit Insurance Corporation ("FDIC") as the insurer of deposits. The federal system of regulation and supervision establishes a comprehensive framework of activities in which the Bank is engaging and is intended primarily for the protection of depositors and the FDIC's Deposit Insurance Fund.

The Bank is regulated to a lesser extent by the Federal Reserve Board which governs the reserves to be maintained against deposits and other matters. In addition, the Bank is a member of and owns stock in the FHLBNY, which is one of the 11 regional banks in the Federal Home Loan Bank System. The Bank's relationship with its depositors and borrowers is also regulated, to a great extent, by federal law and, to a lesser extent, state law, including in matters concerning the ownership of deposit accounts and the form and content of loan documents.

As a savings and loan holding company, the Company is subject to examination and supervision by, and is required to file certain reports with, the Federal Reserve Board. The Company is subject to the rules and regulations of the SEC under the federal securities laws.

Mortgage World was a mortgage banking entity which primarily operated in the New York City metropolitan area. It was a Federal Housing Administration ("FHA") approved Title II lender. To maintain its license, Mortgage World needed to comply with certain regulations set forth by the U.S. Department of Housing and Urban Development ("HUD"). Mortgage World was subject to the comprehensive regulation and examination of the New York State Department of Financial Services ("NYDFS"). The business operated by Mortgage World was integrated as a division of Ponce Bank effective January 26, 2022, and ceased to be separately regulated as a mortgage banking entity by the NYDFS at that time. Mortgage World ceased to conduct business as a separate entity and is now operated as a division of the Bank.

Set forth below are certain material regulatory requirements that are applicable to the Company and the Bank. This description of statutes and regulations is not intended to be a complete description of such statutes and regulations and their effects on the Company and the Bank. Any change in these laws or regulations, whether by Congress or the applicable regulatory agencies, could have a material adverse impact on the Company and the Bank and their respective operations.

CARES Act

In response to the COVID-19 pandemic, the CARES Act was signed into law on March 27, 2020. Among other things, the CARES Act includes provisions impacting financial institutions like the Bank. The CARES Act allowed banks to elect to suspend requirements under GAAP for loan modifications related to the COVID-19 pandemic (for loans that were not more than 30 days past due as of December 31, 2019) that would otherwise be categorized as a TDR, including impairment for accounting purposes, until the earlier of 60 days after the termination date of the national emergency or December 31, 2020. This relief was extended by the Consolidated Appropriations Act enacted on December 27, 2020 to the earlier of January 1, 2022 or 60 days after the termination of the national emergency. This relief was not extended beyond January 1, 2022 and the Bank has made appropriate adjustments which are not material. Federal banking agencies were required to defer to the determination of the banks making such suspension.

The CARES Act created the PPP. The PPP authorized small business loans to pay payroll and group health costs, salaries and commissions, mortgage and rent payments, utilities, and interest on certain debt. The loans were provided through participating financial institutions, such as Bank, that processed loan applications and service the loans. The CARES Act appropriated $349.0 billion for PPP loans. On April 24, 2020, the PPP received another $310.0 billion in funding. On December 27, 2020, the Economic Aid Act appropriated another $284.0 billion for both first and second draw of PPP loans bringing the total appropriations for PPP loans to $943.0 billion. Loans under the PPP that meet SBA requirements may be forgiven in certain circumstances, and are 100% guaranteed by the SBA. The authorization for making PPP loans expired on May 31, 2021.

Federal Bank Regulations

Business Activities. A federal savings association derives its lending and investment powers from the Home Owners' Loan Act, as amended, and applicable federal regulations. Under these laws and regulations, the Bank may invest in mortgage loans secured by residential and commercial real estate, commercial business and consumer loans, certain types of debt securities and certain other assets, subject to applicable limits. The Bank may also establish, subject to specified investment limits, service corporation subsidiaries that may engage in certain activities not otherwise permissible for Ponce Bank, including real estate investment and securities and insurance brokerage.

Examinations and Assessments. The Bank is primarily supervised by the OCC. The Bank is required to file reports with and is subject to periodic examination by the OCC. The Bank is required to pay assessments to the OCC to fund the agency's operations. The Company is required to file reports with and is subject to periodic examination by the Federal Reserve Board. It is also required to pay assessments to the Federal Reserve Board to fund the agency's operations.

Capital Requirements. Federal regulations require FDIC-insured depository institutions, including federal savings associations, to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio, a Tier 1 capital to risk-based assets ratio, a total capital to risk-based assets and a Tier 1 capital to total assets leverage ratio. The existing capital requirements were effective January 1, 2015 and are the result of a final rule implementing regulatory amendments based on recommendations of the Basel Committee on Banking Supervision and certain requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act").

The capital standards require the maintenance of common equity Tier 1 capital, Tier 1 capital and total capital to risk-weighted assets of at least 4.5%, 6.0% and 8.0%, respectively. The regulations also establish a minimum required leverage ratio of at least 4.0% Tier 1 capital. Common equity Tier 1 capital is generally defined as common stockholders' equity and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and Additional Tier 1 capital. Additional Tier 1 capital generally includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus Additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and, for institutions that have exercised an opt-out election regarding the treatment of Accumulated Other Comprehensive Income ("AOCI"), up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. In 2015, Ponce De Leon Federal Bank, the predecessor of Ponce Bank, made a one-time, permanent election to opt-out regarding the treatment of AOCI. Institutions that have not exercised the AOCI opt-out have AOCI incorporated into common equity Tier 1 capital (including unrealized gains and losses on available-for-sale-securities). Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, an institution's assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests), are multiplied by a risk weight factor assigned by the regulations based on the risk deemed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0.0% is assigned to cash and U.S. government securities, a risk weight of 50.0% is generally assigned to prudently underwritten first lien one-to-four family residential mortgages, a risk weight of 100.0% is assigned to commercial and consumer loans, a risk weight of 150.0% is assigned to certain past due loans and a risk weight of between 0.0% to 600.0% is assigned to permissible equity interests, depending on certain specified factors.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements. The capital conservation buffer requirement is 2.5% of risk-weighted assets.

At December 31, 2022 and 2021, the Bank's capital exceeded all applicable requirements. See Note 15, "Regulatory Capital Requirements" of the Notes to the accompanying Consolidated Financial Statements for additional information.

Loans-to-One Borrower. Generally, a federal savings association may not make a loan or extend credit to a single or related group of borrowers in excess of 15.0% of unimpaired capital and surplus. An additional amount may be lent, equal to 10.0% of unimpaired capital and surplus, if secured by "readily marketable collateral," which generally includes certain financial instruments (but not real estate). As of December 31, 2022, the Bank was in compliance with the loans-to-one borrower limitations.

Standards for Safety and Soundness. Federal law requires each federal banking agency to prescribe certain standards for all insured depository institutions. These standards relate to, among other things, internal controls, information systems, audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, compensation and other operational and managerial standards as the agency deems appropriate. Interagency pronouncements set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the pronouncements, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard. Failure to implement such a plan can result in further enforcement action, including the issuance of a cease and desist order or the imposition of civil money penalties.

Prompt Corrective Action Regulations. Under the Federal Prompt Corrective Action statute, the OCC is required to take supervisory actions against undercapitalized institutions under its jurisdiction, the severity of which depends upon the institution's level of capital. A savings institution that has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 6.0%, a common equity Tier 1 ratio of less than 4.5% or a leverage ratio of less than 4.0% is considered to be "undercapitalized." A savings institution that has total risk-based capital of less than 6.0%, a Tier 1 risk-based capital ratio of less than 4.0%, a common equity Tier 1 ratio of less than 3.0% or a leverage ratio that is less than 3.0% is considered to be "significantly undercapitalized." A savings institution that has a tangible capital to assets ratio equal to or less than 2.0% is deemed to be "critically undercapitalized."

Generally, the OCC is required to appoint a receiver or conservator for a federal savings association that becomes "critically undercapitalized" within specific time frames. The regulations also provide that a capital restoration plan must be filed with the OCC within 45 days of the date that a federal savings association is deemed to have received notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Any holding company of a federal savings association that is required to submit a capital restoration plan must guarantee performance under the plan in an amount of up to the lesser of 5.0% of the savings association's assets at the time it was deemed to be undercapitalized by the OCC or the amount necessary to restore the savings association to adequately capitalized status. This guarantee remains in place until the OCC notifies the savings association that it has maintained adequately capitalized status for each of four consecutive calendar quarters. Institutions that are undercapitalized become subject to certain mandatory measures such as restrictions on capital distributions and asset growth. The OCC may also take any one of a number of discretionary supervisory actions against undercapitalized federal savings associations, including the issuance of a capital directive and the replacement of senior executive officers and directors.

At December 31, 2022, the Bank met the criteria for being considered "well capitalized," which means that its total risk-based capital ratio exceeded 10.0%, its Tier 1 risk-based ratio exceeded 8.0%, its common equity Tier 1 ratio exceeded 6.5% and its leverage ratio exceeded 5.0%.

Qualified Thrift Lender Test. As a federal savings association, the Bank must satisfy the qualified thrift lender, or "QTL," test. Under the QTL test, the Bank must maintain at least 65% of its "portfolio assets" in "qualified thrift investments" (primarily residential mortgages and related investments, including mortgage-backed securities) in at least nine months of every 12-month period. "Portfolio assets" generally means total assets of a savings association, less the sum of specified liquid assets up to 20% of total assets, goodwill and other intangible assets, and the value of property used in the conduct of the savings association's business.

Alternatively, the Bank may satisfy the QTL test by qualifying as a "domestic building and loan association" as defined in the Internal Revenue Code.

A savings association that fails the qualified thrift lender test must operate under specified restrictions set forth in the Home Owners' Loan Act. The Dodd-Frank Act made noncompliance with the QTL test subject to agency enforcement action for a violation of law. At December 31, 2022, the Bank satisfied the QTL test.

Capital Distributions. Federal regulations govern capital distributions by a federal savings association, which include cash dividends, stock repurchases and other transactions charged to the savings association's capital account. A federal savings association must file an application with the OCC for approval of a capital distribution if:

- the total capital distributions for the applicable calendar year exceeds the sum of the savings association's net income for that year to date plus the savings association's retained net income for the preceding two years;

- the savings association would not be at least adequately capitalized following the distribution;

- the distribution would violate any applicable statute, regulation, agreement or regulatory condition; or

- the savings association is not eligible for expedited treatment of its filings.

Even if an application is not otherwise required, every savings association that is a subsidiary of a savings and loan holding company, such as the Bank, must file a notice with the Federal Reserve Board at least 30 days before its board of directors declares a dividend.

An application or notice related to a capital distribution may be disapproved if:

- the federal savings association would be undercapitalized following the distribution;

- the proposed capital distribution raises safety and soundness concerns; or

- the capital distribution would violate a prohibition contained in any statute, regulation or agreement.

In addition, the Federal Deposit Insurance Act provides that an insured depository institution shall not make any capital distribution if, after making such distribution, the institution would fail to meet any applicable regulatory capital requirement. A federal savings association also may not make a capital distribution that would reduce its regulatory capital below the amount required for the liquidation account established in connection with its conversion to stock form.

Community Reinvestment Act and Fair Lending Laws. All federal savings associations have a responsibility under the Community Reinvestment Act and related regulations to help meet the credit needs of their communities, including low and moderate-income borrowers. In connection with its examination of a federal savings association, the OCC is required to assess the federal savings association's record of compliance with the Community Reinvestment Act. A savings association's failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in denial of certain corporate applications, such as branches or mergers, or in restrictions on its activities. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. The failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the OCC, as well as other federal regulatory agencies and the Department of Justice.

The Community Reinvestment Act requires all institutions insured by the FDIC to publicly disclose their rating. Ponce Bank, received a "satisfactory" Community Reinvestment Act rating in its most recent federal examination.

Transactions with Related Parties. As a federal savings association, the Bank's authority to engage in transactions with its affiliates is limited by Sections 23A and 23B of the Federal Reserve Act and federal regulation. An affiliate is generally a company that controls, or is under common control with an insured depository institution such as the Bank. The Company is an affiliate of the Bank because of its control of the Bank. In general, transactions between an insured depository institution and its affiliates are subject to certain quantitative limits and collateral requirements. In addition, federal regulations prohibit a savings association from lending to any of its affiliates that are engaged in activities that are not permissible for bank holding companies and from purchasing the securities of any affiliate, other than a subsidiary. Finally, transactions with affiliates must be consistent with safe and sound banking practices, not involve the purchase of low-quality assets and be on terms that are as favorable to the institution as comparable transactions with non-affiliates.

The Bank's authority to extend credit to its directors, executive officers and 10.0% stockholders, as well as to entities controlled by such persons, is currently governed by the requirements of Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve Board. Among other things, these provisions generally require that extensions of credit to insiders:

- be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features; and

- not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of the Bank's capital.

In addition, extensions of credit in excess of certain limits must be approved by the Bank's Board of Directors. Extensions of credit to executive officers are subject to additional limits based on the type of extension involved.

Enforcement. The OCC has primary enforcement responsibility over federal savings associations and has authority to bring enforcement action against all "institution-affiliated parties," including directors, officers, stockholders, attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on a federal savings association. Formal enforcement action by the OCC may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors of the institution and to the appointment of a receiver or conservator. Civil money penalties ("CMP") cover a wide range of violations and actions. CMPs are classified into three tiers based on the actionable conduct and the level of culpability. The law sets maximum amounts that the OCC may assess for each day the actionable conduct continues. The FDIC also has the authority to terminate deposit insurance or recommend to the OCC that enforcement action be taken with respect to a particular federal savings association. If such action is not taken, the FDIC has authority to take the action under specified circumstances.

Insurance of Deposit Accounts. The Deposit Insurance Fund of the FDIC insures deposits at FDIC insured financial institutions such as the Bank. Deposit accounts in the Bank are insured by the FDIC generally up to a maximum of $250,000 per separately insured depositor and up to a maximum of $250,000 for self-directed retirement accounts.

The FDIC charges insured depository institutions premiums to maintain the Deposit Insurance Fund. The Dodd-Frank Act required the FDIC to base its assessments upon each insured institution's total assets less tangible equity. The FDIC has set the assessment range at 1.5 to 40 basis points of total assets less tangible equity. Assessments for most institutions are based on financial measures and supervisory ratings derived from statistical modeling estimating the probability of failure within three years.

The FDIC has authority to increase insurance assessments. Any significant increases would have an adverse effect on the operating expenses and results of operations of the Bank. Management cannot predict what assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. We do not currently know of any practice, condition or violation that may lead to termination of the Bank's deposit insurance.

Federal Reserve System

Generally, Federal Reserve Board regulations require depository institutions to maintain reserves against their transaction accounts (primarily NOW and regular checking accounts). In an effort to respond to the negative effects on the economy from the COVID-19 pandemic, effective March 26, 2020, the Federal Reserve Board eliminated the reserve requirement for depository institutions in order to support lending to households and businesses.

Federal Home Loan Bank System

The Bank is a member of the Federal Home Loan Bank System, which consists of 11 regional Federal Home Loan Banks. The Federal Home Loan Bank System provides a central credit facility primarily for member institutions as well as other entities involved in home mortgage lending. As a member of the FHLBNY, the Bank is required to acquire and hold shares of the capital stock of the FHLBNY. As of December 31, 2022, the Bank was in compliance with this requirement. The Bank may also utilize advances from the FHLBNY as a source of investable funds.

Other Regulations

Interest and other charges collected or contracted for by the Bank are subject to state usury laws and federal laws concerning interest rates. The Bank's operations are also subject to federal laws applicable to credit transactions, such as the:

- Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

- Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

- Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

- Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies;

- Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

- Truth in Savings Act, mandating certain disclosures to depositors; and

- Rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The operations of the Bank are subject to the:

- Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

- Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services;

- Check Clearing for the 21st Century Act (also known as "Check 21"), which gives "substitute checks," such as digital check images and copies made from that image, the same legal standing as the original paper check;

- The USA PATRIOT Act, which requires financial institutions to, among other things, establish broadened anti-money laundering compliance programs, and due diligence policies and controls to ensure the detection and reporting of money laundering. Such required compliance programs are intended to supplement existing compliance requirement that also apply to financial institutions under the Bank Secrecy Act and the Foreign Assets Control regulations;

- The Gramm-Leach-Bliley Act, which places limitations on the sharing of consumer financial information by financial institutions with unaffiliated third parties. Specifically, the Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution's privacy policy and provide such customers the opportunity to "opt out" of the sharing of certain personal financial information with unaffiliated third parties; and

- The Dodd-Frank Act made significant changes to the regulatory structure for depository institutions and their holding companies and also affected the lending, investments and other operations of all depository institutions. The Dodd-Frank Act required the Federal Reserve Board to set minimum capital levels for both bank holding companies and savings and loan holding companies that are as stringent as those required for their insured depository subsidiaries. The Dodd-Frank Act created a new regulator, the Consumer Financial Protection Bureau ("CFPB"), and gave it broad powers to supervise and enforce consumer protection laws. The CFPB has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions, such as Ponce Bank, including the authority to prohibit "unfair, deceptive or abusive" acts and practices.

Holding Company Regulations

General. The Company is a unitary savings and loan holding company within the meaning of the Home Owners' Loan Act. As such, the Company is registered with the Federal Reserve Board and are subject to the regulation, examination, supervision and reporting requirements applicable to savings and loan holding companies. In addition, the Federal Reserve Board has enforcement authority over the Company and its non-savings association subsidiaries, if any. Among other things, this authority permits the Federal Reserve Board to restrict or prohibit activities of those entities that are determined to be a serious risk to the subsidiary savings institution.

Permissible Activities. Under present law, the business activities of the Company are generally limited to those activities permissible for financial holding companies under Section 4(k) of the Bank Holding Company Act of 1956, as amended, provided certain conditions are met and financial holding company status is elected, or for multiple savings and loan holding companies. A financial holding company may engage in activities that are financial in nature, including underwriting equity securities and insurance, as well as activities that are incidental to financial activities or complementary to a financial activity. A multiple savings and loan holding company is generally limited to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act, subject to regulatory approval, and certain additional activities authorized by federal regulations. The Company's predecessor was designated as a financial holding company. The Company anticipates that it will elect financial holding company status and request Federal Reserve Board notification of effectiveness.

Federal law prohibits a savings and loan holding company, including the Company, directly or indirectly, or through one or more subsidiaries, from acquiring more than 5.0% ("control") of another savings institution or savings and loan holding company, without prior Federal Reserve Board approval. The Federal Reserve Board adopted a final rule on January 30, 2020, effective April 1, 2020, providing further guidance regarding under what circumstances "control" will be found to exist. In evaluating applications by holding companies to acquire savings institutions, the Federal Reserve Board considers factors such as the financial and managerial resources, future prospects of the company and institution involved, the effect of the acquisition on the risk to the Federal Deposit Insurance Fund, the convenience and needs of the community and competitive factors.

The Federal Reserve Board is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions:

- the approval of interstate supervisory acquisitions by savings and loan holding companies; and

- the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisition.

Capital. Savings and loan holding companies had historically not been subjected to consolidated regulatory capital requirements. The Dodd-Frank Act required the Federal Reserve Board to establish minimum consolidated capital requirements that are as stringent as those required for the insured depository subsidiaries. However, pursuant to legislation passed in December 2014, the Federal Reserve Board extended to savings and loan holding companies the applicability of its "Small Bank Holding Company" exception to its consolidated capital requirements and, pursuant to a law enacted in May 2018, increased the threshold for the exception to $3.0 billion. As a result, savings and loan holding companies with less than $3.0 billion in consolidated assets, such as the Company, are generally not subject to the capital requirements unless otherwise advised by the Federal Reserve Board.

Source of Strength. The Dodd-Frank Act extended the "source of strength" doctrine to savings and loan holding companies. The Federal Reserve Board has issued regulations requiring that all savings and loan holding companies serve as a source of strength to their subsidiary depository institutions.

Dividends and Stock Repurchases. The Federal Reserve Board has issued a policy statement regarding the payment of dividends by holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization's capital needs, asset quality and overall supervisory financial condition. Separate regulatory guidance provides for prior consultation with Federal Reserve Bank staff concerning dividends in certain circumstances such as where the company's net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the company's overall rate of earnings retention is inconsistent with the company's capital needs and overall financial condition. The ability of a savings and loan holding company to pay dividends may be restricted if a subsidiary savings association becomes undercapitalized. The regulatory guidance also states that a savings and loan holding company should inform Federal Reserve Bank supervisory staff prior to redeeming or repurchasing common stock or perpetual preferred stock if the savings and loan holding company is experiencing financial weaknesses or the repurchase or redemption would result in a net reduction, at the end of a quarter, in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred. These regulatory policies may affect the ability of the Company to pay dividends, repurchase shares of common stock or otherwise engage in capital distributions.

Acquisition. Under the Federal Change in Bank Control Act, a notice must be submitted to the Federal Reserve Board if any person (including a company), or group acting in concert, seeks to acquire direct or indirect "control" of a savings and loan holding company. Under certain circumstances, a change of control may occur, and prior notice is required, upon the acquisition of 10% or more of the company's outstanding voting stock, unless the Federal Reserve Board has found that the acquisition will not result in control of the company. A change in control definitively occurs upon the acquisition of 25% or more of the company's outstanding voting stock. Under the Change in Bank Control Act, the Federal Reserve Board generally has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. The Federal Reserve Board adopted a final rule on January 30, 2020, effective April 1, 2020, providing further guidance regarding under what circumstances "control" will be found to exist.

Federal Securities Laws

The Company's common stock is registered with the SEC under the Securities Exchange Act of 1934, as amended ("Exchange Act"). The Company is subject to the public disclosure, proxy solicitation, insider trading restrictions and other requirements under the Exchange Act.

Securities and Exchange Commission Proposal

On March 21, 2022, the SEC proposed new rules (the "Proposal") that, if finalized, will require reporting companies, such as the Company, to disclose climate-related risks, metrics, and other information in their audited financial statements, registration statements, annual reports (such as Form 10-K) and other SEC filings. The Proposal builds upon earlier SEC climate risk disclosure guidance and in many ways draws upon recommendations by the Task Force on Climate-Related Financial Disclosures, as well as accounting and reporting standards from the Greenhouse Gas Protocol. Through these approaches, the SEC says it is seeking to provide a "consistent, comparable, and reliable" structure for the measurement, tracking, and reporting of greenhouse gas ("GHG") risks and emissions. Even for companies currently tracking GHG emissions, it is likely that the Proposal will not only materially increase requirements associated with tracking and quantification of GHGs, but also impose further layers of disclosure obligations. For those companies that do not currently measure, track and report such metrics, the new rules likely will present a significant and potentially costly new disclosure regime that could require major management and reporting changes. For all reporting companies, compliance with the breadth of the Proposal will require significant coordination between a business's operational, financial, and environmental functions. The Proposal establishes different levels of compliance and timing of the effectiveness of compliance for reporting companies. For SEC purposes, the Company is presently a smaller reporting company which would currently give it the more time than larger issuers to comply with the Proposal if it is adopted in its current form. No assurance can be given what, if any, form the final regulation may take.

Loss of Emerging Growth Company Status

The Company ceased to qualify as an emerging growth company under the Jumpstart Our Business Startups Act (the "JOBS Act") effective December 31, 2022.

Although the Company is no longer an emerging growth company, so long as it remains a "smaller reporting company" under SEC regulations (public float less than $250 million of voting and non-voting equity held by non-affiliates) and a non-accelerated filer (annual revenues of less than $100 million), it is not subject to the requirement that its auditors attest to the effectiveness of the company's internal control over financial reporting and has the right to provide scaled disclosure in its periodic reports and proxy statements with respect to a number of disclosure requirements.

Taxation

The Company and the Bank are subject to federal and state income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal and state taxation is intended only to summarize material income tax matters and is not a comprehensive description of the tax rules applicable to the Company and the Bank.

For the year ended December 31, 2022, the Company was subject to U.S. federal income tax, New York State income tax, Connecticut income tax, New Jersey income tax, Florida income tax, Pennsylvania income tax and New York City income tax. The Company is generally no longer subject to examination by taxing authorities for years before 2019.

Federal Taxation

Method of Accounting. For federal income tax purposes, the Bank currently reports its income and expenses on the accrual method of accounting and uses a tax year ending December 31 for filing its federal income tax returns. For the year ended December 31, 2022, the Company and the Bank file a consolidated federal income tax return. The Small Business Protection Act of 1996 eliminated the use of the reserve method of accounting for income taxes on bad debt reserves by savings institutions. For taxable years beginning after 1995, Ponce De Leon Federal Bank, the predecessor of Ponce Bank, and Ponce Bank have been subject to the same bad debt reserve rules as commercial banks. The Bank currently utilizes the specific charge-off method under Section 582(a) of the Internal Revenue Code.

Net Operating Loss Carryovers. A financial institution may not carry back net operating losses ("NOL") to earlier tax years. The NOL can be carried forward indefinitely. The use of NOLs to offset income is limited to 80%. The CARES Act allows NOLs generated in 2018, 2019 and 2020 to be carried back to each of the five preceding tax years. The Bank, did not generate NOLs in 2018, 2019 or 2020 so no carryback is available. At December 31, 2022, the Bank has a federal NOL carryforwards of $13.1 million.

State Taxation

The Company is treated as a financial institution under Connecticut, New York, and New Jersey state income tax law. The states of Connecticut, New York, and New Jersey subject financial institutions to all state and local taxes in the same manner and to the same extent as other business corporations in Connecticut, New York and New Jersey. Additionally, depository financial institutions are subject to local business license taxes and a special occupation tax.

Consolidated Group Return. With tax years beginning after January 1, 2015, New York State and New York City require unitary combined reporting for all entities engaged in a unitary business that meet certain ownership requirements. All applicable entities meet the ownership requirements in the Bank filing group and a combined return is appropriately filed. Furthermore, New Jersey changed its tax laws and now requires combined reporting for tax years that end on or after July 31, 2019 for entities that engage in a unitary business.

Net Operating Loss Carryovers. The state and city of New York allow for a three-year carryback period and carryforward period of twenty years on net operating losses generated on or after tax year 2015. For tax years prior to 2015, no carryback period is allowed. Ponce De Leon Federal Bank, the predecessor of Ponce Bank, has pre-2015 carryforwards of $0.6 million for New York State purposes and $0.5 million for New York City purposes. Furthermore, there are post-2015 carryforwards available of $60.9 million for New York State purposes and $33.9 million for New York City purposes. Finally, for New Jersey purposes, losses may only be carried forward 20 years, with no allowable carryback period. At December 31, 2022, the Bank has federal net operating loss carryforward of $13.1 million, Connecticut net operation loss carryforward of $0.1 million and New Jersey net operating loss carryforward of $0.5 million.

Item 1A. Risk Factors.

Summary

Specific risks related to our business include, but are not limited to, those related to: (1) the Russia-Ukraine conflicts; (2) inflationary pressures; (3) our planned increase in multifamily, nonresidential and construction and land lending and the unseasoned nature of these loans; (4) residential property and investor-owned properties; (5) loans that we make through our FinTech partnerships, including Grain; (6) our allowance for loan losses; (7) local and national economic conditions, including conditions specific to the banking industry; (8) environmental liability risks; (9) our SBA PPP lending; (10) our ability to achieve and manage our growth strategy; (11) our minority investments in financial technology related companies; (12) competition within the financial services industry, nationally and within our market area and that our small size makes it more difficult to compete; (13) our implementation of new lines of business or offering new products and services; (14) our reliance on our management team; (15) changes in interest rates and the valuation of securities held by us; (16) changes in and compliance with laws and regulations; (17) operational risks including technology, cybersecurity and reputational risks; (18) changes in accounting standards and in management's estimates and assumptions; (19) our liquidity management; (20) dilution of our stockholders' ownership interests from our 2018 Equity Incentive Plan and likely new stock-based benefit plans; (21) societal responses to climate change; and (22) the gentrification of our markets.

You should read this entire document carefully, including the Risk Factors below that discusses the above risks in further detail.

Risks Related to Russia—Ukraine Conflict.

The impact of the military action in Ukraine may affect our business.

On February 24, 2022, Russian forces launched significant military action against Ukraine, and sustained conflict and disruption in the region is possible. The impact to Ukraine as well as actions taken by other countries, including new and stricter sanctions imposed by Canada, the United Kingdom, the European Union, the U.S. and other countries and companies and organizations against officials, individuals, regions, and industries in Russia, and actions taken by Russia in response to such sanctions, and each country's potential response to such sanctions, tensions, and military actions could have a material adverse effect on our operations.

We have no way to predict the progress or outcome of the situation, as the conflict and government reactions are rapidly developing and beyond our control. Prolonged unrest, military activities, or broad-based sanctions, could have a material adverse effect on the global, U.S. and local economics.

The information contained in this section is accurate as of the date hereof, but may become outdated due to changing circumstances beyond our present awareness or control.

Risks Related to our Lending Activities.

We have increased our multifamily, nonresidential and construction and land loans, and intend to continue to increase originations of these types of loans. These loans may carry greater credit risk than loans secured by one-to-four family real estate that could adversely affect our financial condition and net income.

Our focus is primarily on prudently growing our multifamily, nonresidential and construction and land loan portfolio. At December 31, 2022, $987.7 million, or 64.7%, of our loan portfolio consisted of multifamily, nonresidential and construction and land loans as compared to $722.6 million, or 54.7%, of our loan portfolio at December 31, 2021. Because the repayment of multifamily, nonresidential and construction and land loans depends on the successful management and operation of the borrower's properties or related businesses, repayment of such loans can be affected by adverse conditions in the local real estate market or economy. A downturn in the real estate market or the local economy could adversely impact the value of properties securing the loan or the revenues from the borrower's business, thereby increasing the risk of non-performing loans. In addition, many of our commercial real estate loans are not fully amortizing and require large balloon payments upon maturity. Such balloon payments may require the borrower to either sell or refinance the underlying property in order to make the payment, which may increase the risk of default or nonpayment. Further, the physical condition of non-owner occupied properties may be below that of owner occupied properties due to lax property maintenance standards, which have a negative impact on the value of the collateral properties. As our multifamily, nonresidential and construction and land loan portfolios increase, the corresponding risks and potential for losses from these loans may also increase.

Given their larger balances and the complexity of the underlying collateral, multifamily, nonresidential and construction and land loans generally expose a lender to greater credit risk than loans secured by one-to-four family real estate. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to significantly greater risk of loss compared to an adverse development with respect to a one-to-four family residential real estate loan. In addition, any adverse developments with respect to borrowers or groups of borrowers that have more than one of these types of loans outstanding can expose us to significantly greater risk of loss compared to borrowers or groups of borrowers that only have one type of these loans. If loans that are collateralized by real estate or other business assets become troubled and the values of the underlying collateral have been significantly impaired, we may not be able to recover the full contractual amounts of principal and interest that we anticipated at the time we originated the loans, which could cause us to increase our provision for loan losses which would, in turn, adversely affect our operating results and financial condition. Further, if we foreclose on this type of collateral, our holding period for that collateral may be longer than for one-to-four family real estate loans because there are fewer potential purchasers of that collateral, which can result in substantial holding costs.

Some of our borrowers have more than one of these types of loans outstanding. At December 31, 2022, 40,473 loans with an aggregate balance of $1.37 billion are to borrowers with only one loan. Another 190 loans are to borrowers with two loans each with a corresponding aggregate balance of $137.4 million. In addition, there are 7 borrowers with three loans each with a corresponding aggregate balance of $18.3 million and two borrowers with four loans with an aggregate balance of $1.1 million.

During periods of slower economic growth or challenging economic periods like those resulting from the COVID-19 pandemic, small to medium-sized businesses, which make up the majority of our customers, may be impacted more severely and more quickly than larger businesses.

Inflationary Pressures and Rising Prices for Goods and Services, Including Energy.

Inflation rose sharply at the end of 2022 and has continued rising in 2023 at levels not seen for over 40 years. Inflationary pressures are currently expected to remain elevated throughout 2022. Small to medium-sized businesses may be impacted more during periods of high inflation as they are not as able to leverage economics of scale to mitigate cost pressures compared to larger businesses. Consequently, the ability of many of our business customers to repay their loans may deteriorate, and in some cases this deterioration may occur quickly, which would adversely impact our results of operations and financial condition

The unseasoned nature of our multifamily, nonresidential and construction and land loans portfolio may result in changes to our estimates of collectability, which may lead to additional provisions or charge-offs, which could hurt our profits.

Our multifamily, nonresidential and construction and land loan portfolio has increased approximately $265.1 million, or 36.7%, to $987.7 million at December 31, 2022 from $722.6 million at December 31, 2021 and increased approximately $90.4 million, or 14.3%, to $722.2 million at December 31, 2021 from $632.2 million at December 31, 2020. A large portion of our multifamily, nonresidential and construction and land loan portfolio is unseasoned and does not provide us with a significant payment or charge-off history pattern from which to judge future collectability. Currently, we estimate potential charge-offs using a rolling 12 quarter average and peer data adjusted for qualitative factors specific to us. As a result, it may be difficult to predict the future performance of this part of our loan portfolio. These loans may have delinquency or charge-off levels above our historical experience or current estimates, which could adversely affect our future performance. Further, these types of loans generally have larger balances and involve a greater risk than one-to-four family owner-occupied residential mortgage loans. Accordingly, if we make any errors in judgment in the collectability of our multifamily, nonresidential and construction and land loans, any resulting charge-offs may be larger on a per loan basis than those incurred historically with our residential mortgage loans.

Our business may be adversely affected by credit risk associated with residential property.

At December 31, 2022 and 2021, one-to-four family residential real estate loans amounted to $478.8 million and $414.3 million, or 31.4% and 31.3%, respectively, of our total loan portfolio. Of these amounts, $344.0 million and $317.3 million, or 71.8% and 76.6%, respectively, is comprised of one-to-four family residential investor-owned properties. One-to-four family residential mortgage lending, whether owner-occupied or non-owner occupied is generally sensitive to regional and local economic conditions that significantly impact the ability of borrowers to meet their loan payment obligations. Declines in real estate values could cause some of our one-to-four family residential mortgages to be inadequately collateralized, which would expose us to a greater risk of loss if we seek to recover on defaulted loans by selling the real estate collateral.

One-to-four family residential mortgage lending, whether owner-occupied or non-owner-occupied, with higher combined loan-to-value ratios are more sensitive to declining property values than those with lower combined loan-to-value ratios and therefore may experience a higher incidence of default and severity of losses. In addition, if the borrowers sell their properties, they may be unable to repay their loans in full from the sale proceeds. For those home equity loans and lines of credit secured by a second mortgage, it is unlikely that we will be successful in recovering all or a portion of our loan proceeds in the event of default unless we are prepared to repay the first mortgage loan and such repayment and the costs associated with a foreclosure are justified by the value of the property. In addition, the current judicial and legal climate makes it difficult to foreclose on residential properties expeditiously and with reasonable costs. For these reasons, we may experience higher rates of delinquencies, default and losses on our one-to-four family residential mortgage loans. We have made initial and extended forbearances to one-to-four family residential loans as short-term modifications made on a good faith basis in response to the COVID-19 pandemic and in furtherance of governmental policies. We actively monitor borrowers in forbearance and seek to determine their capacity to resume payments as contractually obligated upon the termination of the forbearance period.

Loans secured by non-owner occupied properties generally expose a lender to greater risk of non-payment and loss than loans secured by owner occupied properties because repayment of such loans depend primarily on the tenant's continuing ability to pay rent to the property owner, who is our borrower, or, if the property owner is unable to find a tenant, the property owner's ability to repay the loan without the benefit of a rental income stream. In addition, the physical condition of non-owner occupied properties is often below that of owner occupied properties due to lax property maintenance standards, which has a negative impact on the value of the collateral properties.

The Company's net income and earnings per share for the year ended December 31, 2022 have been adversely affected by a significant write-off and write-down related to its relationship with Grain Technologies, Inc. The Company's results may be further adversely affected as a result of its lending relationship with Grain.

As discussed under *Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, Factors Affecting the Comparability of Results, Write-off and Write-Down* of this Annual Report on Form 10-K, the Company has taken a significant write-off and write-down related to microloans originated by FinTech startup company Grain as a result of cyber fraud in the application for microloans originated by Grain. Under the terms of its agreement with Grain, if a microloan originated by Grain is found to be fraudulent, becomes 90 days delinquent upon 90 days of origination or defaults due to a failure of Grain to properly service the microloan, the Bank's applicable standards for origination or servicing are deemed to have not been complied with and the microloan is put back to Grain, who then becomes responsible for the microloan and any related losses. The microloans put back to Grain were accounted for as an "other asset," specifically referred to herein as the "Grain Receivable." During the year ended December 31, 2022, the Company has assessed the collectability of the remaining Grain Receivable and has determined that it is appropriate to write-off the receivable in its entirety for a total write-off of $16.9 million - $8.0 million during the first quarter, $1.5 million during the second quarter, $7.9 million during the third quarter, offset by a recovery of $0.5 million during the fourth quarter of 2022. Additionally, the Company has written-off its equity investment in Grain of $1.0 million.

The Company continues to closely monitor its portfolio of consumer loans originated by Grain as well as Grain's refinement of solutions for detecting and preventing cyber fraud in the application for microloans. The Company has requested, and Grain has agreed, that no new microloans be originated until further notice and that further extensions of credit to an existing microloan borrower only be made upon confirmation that such borrower is not fraudulent. Further, like other start-up companies, there is a higher level of risk that Grain may not be able to execute its business plan and may fail. In the event Grain were to cease operations, and although it has considered contingency plans, the Bank may have greater difficulty in servicing and collecting the microloan portfolio. In such a case, the level the Bank has provided for in its allowance for loan losses for its microloan portfolio may be inadequate and it may need to increase its provision for loan losses, which could materially decrease the Company's net income. As a consequence of such events the Bank may determine it appropriate to terminate its relationship with Grain.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings and capital could decrease.

At December 31, 2022 and 2021, our allowance for loan losses totaled $34.6 million and $16.4 million, which represented 2.27%, and 1.24% of total loans, respectively. Included in the allowance for loan losses were $15.4 million and 1.4 million related to Grain at December 31, 2022 and 2021, respectively. We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for many of our loans. In determining the amount of the allowance for loan losses, we review our loans, loss and delinquency experience, and business and commercial real estate peer data, and we evaluate other factors including, but not limited to, current economic conditions. If our assumptions are incorrect, or if delinquencies or non-performing loans increase, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, which would require additions to our allowance, which in turn, could materially decrease our net income.

Current Expected Credit Loss, or CECL, became effective for Ponce Financial and Ponce Bank on January 1, 2023. CECL requires financial institutions to determine periodic estimates of lifetime expected credit losses on loans, and recognize the expected credit losses as allowances for credit losses.

In addition, our regulators, as an integral part of their examination process, periodically review the allowance for loan losses and, as a result of such reviews, we may determine that it is appropriate to increase the allowance for loan losses by recognizing additional provisions for loan losses charged to income, or to charge off loans, which, net of any recoveries, would decrease the allowance for loan losses. Any such additional provisions for loan losses or charge-offs could have a material adverse effect on our financial condition and results of operations.

A worsening of economic conditions in our market area could reduce demand for our products and services and/or result in increases in our level of nonperforming loans, which could adversely affect our operations, financial condition and earnings.

Although there is not a single employer or industry in our market area on which a significant number of our customers are dependent, a substantial portion of our loan portfolio is composed of loans secured by property located in the greater New York metropolitan area. This can make us vulnerable to a downturn in the local economy and real estate markets. Adverse conditions in the local economy could have a significant impact on the ability of our borrowers to repay loans and the value of the collateral securing their loans, which could adversely impact our net interest income. Any deterioration in economic conditions, such as those that could resulted from the Russia—Ukraine conflict, could have the following consequences, any of which could have a material adverse effect on our business, financial condition, liquidity and results of operations:

- demand for our products and services may decline;

- loan delinquencies, problem assets and foreclosures may increase;

- collateral for loans, especially real estate, may decline in value, thereby reducing customers' future borrowing power, and reducing the value of assets and collateral associated with existing loans; and

- the net worth and liquidity of loan guarantors may decline, impairing their ability to honor commitments to us.

Moreover, a significant decline in general economic conditions caused by inflation, recession, acts of terrorism, an outbreak of hostilities, including the Russia—Ukraine conflict, a pandemic, or other international or domestic calamities, unemployment or other factors beyond our control could further impact these local economic conditions and could further negatively affect the financial results of our banking operations. In addition, deflationary pressures, while possibly lowering our operating costs, could have a significant negative effect on our borrowers, especially our business borrowers, and the values of underlying collateral securing their loans, which could negatively affect our financial performance.

We are subject to environmental liability risk associated with lending activities or properties we own.

A significant portion of our loan portfolio is secured by real estate, and we could become subject to environmental liabilities with respect to one or more of these properties, or with respect to properties that we own in operating our business. During the ordinary course of business, we may foreclose on and take title to properties securing defaulted loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous conditions or toxic substances are found on these properties, we may be liable for remediation costs, as well as for personal injury and property damage, civil fines and criminal penalties regardless of when the hazardous conditions or toxic substances first affected any particular property. Environmental laws may require us to incur substantial expenses to address unknown liabilities and may materially reduce the affected property's value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Our policies, which require us to perform an environmental review before initiating any foreclosure action on non-residential real property, may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on us.

Loans originated under the SBA Paycheck Protection Program subject us to credit, forgiveness and guarantee risk.

We originated 5,340 PPP loans, of which 71 loans totaling $20.0 million were outstanding at December 31, 2022. The PPP loans are subject to the provisions of the CARES Act and to complex rules and guidance issued by the SBA and other government agencies. We expect that the great majority of our remaining PPP borrowers will seek full or partial forgiveness of their loan obligations. We have credit risk on PPP loans if the SBA determines that there is a deficiency in the manner in which we originated, funded or serviced loans, including any issue with the eligibility of a borrower to receive a PPP loan. We could face additional risks in our administrative capabilities to service our PPP loans, and risk with respect to the determination of loan forgiveness, depending on the final procedures for determining loan forgiveness. In the event of a loss resulting from a default on a PPP loan and a determination by the SBA that there was a deficiency in the manner in which we originated, funded or serviced a PPP loan, the SBA may deny its liability under the guaranty, reduce the amount of the guaranty or, if the SBA has already paid under the guaranty, seek recovery of any loss related to the deficiency from us.

Risks Related to our Business Strategy.

Our business strategy includes growth, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively. Growing our operations could also cause our expenses to increase faster than our revenues.

Our business strategy includes growth in assets, loans, deposits and the scale of our operations. Achieving such growth will require us to attract customers that currently bank at other financial institutions in our market area. Our ability to successfully grow will depend on a variety of factors, including our ability to attract and retain experienced bankers, the continued availability of desirable business opportunities, competition from other financial institutions in our market area and our ability to manage our growth. Growth opportunities may not be available or we may not be able to manage our growth successfully. If we do not manage our growth effectively, our financial condition and operating results could be negatively affected. Furthermore, there can be considerable costs involved in expanding deposit and lending capacity that generally require a period of time to generate the necessary revenues to offset their costs, especially in areas in which we do not have an established presence and require alternative delivery methods. Accordingly, any such business expansion can be expected to negatively impact our earnings for some period of time until certain economies of scale are reached. Our expenses could be further increased if we encounter delays in modernizing existing facilities, opening of new branches or deploying new services.

We may incur losses due to minority investments in other financial technology related companies.

As part of our business strategy, we have made minority investments in technology related companies, and may from time to time make or consider making similar additional investments. At December 31, 2022, the Company had written-off its entire $1.0 million investment in Grain. We may not be able to influence the activities of companies in which we invest and may suffer additional losses in the future due to these activities.

New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new products and services within existing lines of business. In addition, we will continue to make investments in research, development, and marketing for new products and services. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services we may invest significant time and resources. Initial timetables for the development and introduction of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. Furthermore, if customers do not perceive our new offerings as providing significant value, they may fail to accept our new products and services. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, the burden on management and our information technology of introducing any new line of business and/or new product or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, financial condition and results of operations.

Our efficiency ratio is high, and we anticipate that it may remain high, as a result of the ongoing implementation of our business strategy.

Our non-interest expense totaled $85.8 million and $57.1 million for the years ended December 31, 2022 and 2021, respectively. Although we continue to analyze our expenses and pursue efficiencies where available, our efficiency ratio remains high as a result of the implementation of our business strategy combined with operating in an expensive market. Our efficiency ratio was 117.53% and 61.13% for the years ended December 31, 2022 and 2021, respectively. Our efficiency ratio for the year ended December 31, 2022 improved compared with prior year due to the inclusion of $17.9 million Grain write-off and write-down of Grain receivable and a $5.0 million of contribution to the Ponce De Leon Foundation. Our efficiency ratio for the year ended December 31, 2021 improved compared with prior year due to the inclusion of $20.3 million in one-time gains, net of expenses, as a result of the sale and leaseback of real property. If we are unable to successfully implement our business strategy and increase our revenues, our profitability could be adversely affected.

We have received an investment under the Emergency Capital Investment Program ("ECIP") from the U.S. Treasury, in exchange for the issuance of senior perpetual preferred stock, which preferred stock has certain rights and preferences as compared to shares of our common stock. We are subject to certain contractual and regulatory restrictions under the ECIP which may hinder our operations.

On June 7, 2022, the Company issued 225,000 shares of the Company's Preferred Stock, par value $0.01 for an aggregate purchase price equal to $225,000,000 in cash to the Treasury, pursuant to the Treasury's ECIP. Under the ECIP, Treasury provided investment capital directly to depository institutions that are CDFIs or MDIs or their holding companies, to provide loans, grants, and forbearance for small businesses, minority-owned businesses, and consumers, in low-income and underserved communities. No dividends will accrue or be due for the first two years after issuance. For years three through ten, depending upon the level of qualified and/or deep impact lending made in targeted communities, as defined in the ECIP guidelines, dividends will be at an annual rate of either 2.0%, 1.25% or 0.5% and, thereafter, will be fixed at one of the foregoing rates. If we are unable to make qualified and/or deep impact loans at required levels, we will be required to pay dividends at the higher annual rates. Additionally, we may make qualified and/or deep impact loans that are riskier than we otherwise would in an effort to meet the lending requirements for the lower dividend rates.

Holders of Preferred Stock generally do not have any voting rights, with the exception of voting rights on certain matters as outlined in the Certificate of Designations. The Treasury is the holder of the Preferred Stock and a governmental entity, and the Treasury may hold interests that are different from a private investor in exercising its voting and other rights. In the event of a liquidation, dissolution or winding up of the Company, the Preferred Stock will be entitled to a liquidation preference, subject to certain limitations, in the amount of the sum of $1,000 per share plus declared and unpaid dividends (without accumulation of undeclared dividends) on each share.

As a participant in the ECIP, the Company must comply with certain operating requirements. Specifically, the Company must adopt the Treasury's standards for executive compensation and luxury expenses for the period during which the Treasury holds equity issued under the ECIP. These restrictions may make it difficult to adequately compensate our management team, which could impact our ability to retain qualified management. Additionally, under the ECIP regulations, the Company cannot pay dividends or repurchase its common stock unless it meets certain income-based tests and has paid the required dividends on the Preferred Stock.

We may be dependent on borrowings from the FHLBNY to grow our lending activities, which may negatively impact our results of operations.

In recent periods, we have relied on non-core funding sources, primarily borrowings from the FHLBNY, to fund a portion of our lending activities when we do not have sufficient core deposits. Borrowings from the FHLBNY are generally higher cost as compared to core deposits, which will generally lead to decreases in our net interest margin and lower net revenues. Additionally, the Bank's FHLBNY membership does not represent a legal commitment to extend credit to the Bank. The amount that the Bank can potentially borrow is currently dependent on the amount of unencumbered eligible securities and loans that the Bank can use as collateral and the collateral margins required by the lenders. The Bank's borrowing capacity may be adjusted by the FHLBNY and may take into account factors such as the Bank's tangible common equity ratio, collateral margins required by the lender or other factors. A possible future downgrade of securities and loans pledged as collateral could also impact the amount of available funding. If we are unable to obtain funding through the FHLBNY, we may be forced to seek additional alternative funding sources, which may be higher cost, in order to fund our loan growth.

Risks Related to Competitive Matters

Strong competition within our market areas may limit our growth and profitability.

Competition in the banking and financial services industry is intense. In our market area, we compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms and unregulated or less regulated non-banking entities, operating locally and elsewhere. Many of these competitors have substantially greater resources and higher lending limits than we have and offer certain services that we do not or cannot provide. In addition, some of our competitors offer loans with lower interest rates on more attractive terms than loans we offer. Competition also makes it increasingly difficult and costly to attract and retain qualified employees. Our profitability depends upon our continued ability to successfully compete in our market area. If we must raise interest rates paid on deposits or lower interest rates charged on our loans, our net interest margin and profitability could be adversely affected.

The financial services industry could become even more competitive as a result of new legislative, regulatory and technological changes and continued consolidation. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Also, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Many of our competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services as well as better pricing for those products and services than we can. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. For additional information see "Business —Market Area and—Competition."

Our small size makes it more difficult for us to compete.

Our small asset size makes it more difficult to compete with other financial institutions that are larger and can more easily afford to invest in the marketing and technologies needed to attract and retain customers. Because our principal source of income is the net interest income we earn on our loans and investments after deducting interest paid on deposits and other sources of funds, our ability to generate the revenues needed to cover our expenses and finance such investments is limited by the size of our loan and investment portfolios. Accordingly, we are not always able to offer new products and services as quickly as our competitors. Our lower earnings may also make it more difficult to offer competitive salaries and benefits. In addition, our smaller customer base may make it difficult to generate meaningful non-interest income from such activities as securities and insurance brokerage. Finally, as a smaller institution, we are disproportionately affected by the continually increasing costs of compliance with new banking and other regulations.

Risks Related to Our Management.

We depend on our management team to implement our business strategy and execute successful operations and we could be harmed by the loss of their services.

We are dependent upon the services of the members of our senior management team who direct our strategy and operations. Members of our senior management team, or lending personnel who possess expertise in our markets and key business relationships, could be difficult to replace. Our loss of these persons, or our inability to hire additional qualified personnel, could impact our ability to implement our business strategy and could have a material adverse effect on our results of operations and our ability to compete in our markets. See "Management."

Adherence to our internal policies and procedures by management is critical to our performance and how we are perceived by our regulators.

Our internal policies and procedures are a critical component of our corporate governance and, in some cases, compliance with applicable regulations. We adopt internal policies and procedures to guide management and employees regarding the operation and conduct of our business. We may not always achieve absolute compliance with all of our policies and procedures. Any deviation or non-adherence to these internal policies and procedures, whether intentional or unintentional, could have a detrimental effect on our management, operations or financial condition.

Risks Related to Interest Rates.

Interest rates are rising and expected to continue to rise and the possibility that we may access higher-cost funds to support our loan growth and operations may adversely affect our net interest income and profitability.

The Federal Reserve raised the target range for the federal funds rate by 25 basis points to 4.50%-4.75% during its January 31, 2023 to February 1, 2023 meeting, the eighth consecutive rate hike since March 2022, and increasing borrowing costs. The Federal Reserve has signaled that there will likely be additional federal funds interest rate increases. The recent increase and the anticipated increases are in response to inflation rising at a rate not seen in over 40 years. Because of this rising rate environment, the speed with which it is anticipated to be implemented, the significant competitive pressures in our markets and the potential negative impact of these factors on our deposit and loan pricing, our net interest margin may be negatively impacted. Our net interest income may also be negatively impacted if the demand for loans decreases due to the rate increases, alone or in tandem with the concurrent inflationary pressures. We may be negatively impacted if we are unable to appropriately time adjustments to our funding costs and the rates we earn on our loans.

An important component of our ability to mitigate pressures of a rising rate environment will be our ability to prudently increase the rates we pay on deposits, including core deposits. If we were to increase these rates, because of competitive pricing pressures in our markets, liquidity purposes or otherwise, our net interest margin may be negatively impacted. In addition, as our growth in earning assets has outpaced growth in our core deposits in recent quarters, we have had to increase our reliance on noncore funding. These funding sources may be more rate sensitive than our core depositors, and, accordingly, we may be compelled to increase the rates we pay on these funds which may limit our ability to maintain on-balance sheet liquidity levels consistent with our policies, which would negatively impact our net interest margin. We seek to limit the amount of non-core funding we utilize to support our growth. If we are unable to grow our core funding at rates that are sufficient to match or exceed our loan growth we may be required to slow our loan growth.

As interest rates change, we expect that we will periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities (usually deposits and borrowings) will be more sensitive to changes in market interest rates than our interest-earning assets (usually loans and investment securities), or vice versa. In either event, if market interest rates should move contrary to our position, this "gap" may work against us, and our results of operations and financial condition may be negatively affected. We attempt to manage our risk from changes in market interest rates by adjusting the rates, maturity, repricing characteristics, and balances of the different types of our interest-earning assets and interest-bearing liabilities. Interest rate risk management techniques are not exact. From time to time, we reposition a portion of our investment securities portfolio in an effort to better position our balance sheet for potential changes in short-term rates. We employ the use of models and modeling techniques to quantify the levels of risks to net interest income, which inherently involve the use of assumptions, judgments, and estimates. While we strive to ensure the accuracy of our modeled interest rate risk profile, there are inherent limitations and imprecisions in this determination and actual results may differ.

Future changes in interest rates could reduce our profits and asset values.

Net income (loss) is the amount by which net interest income and non-interest income exceeds (or does not exceed) non-interest expense and the provisions for loan losses and taxes. Net interest income makes up a majority of our income and is based on the difference between:

- the interest income we earn on interest-earning assets, such as loans and securities; and

- the interest expense we pay on interest-bearing liabilities, such as deposits and borrowings.

The rates we earn on our assets and the rates we pay on our liabilities are generally fixed for a contractual period of time. Like many savings institutions, our liabilities generally have shorter contractual maturities than our assets. This imbalance can create significant earnings volatility because market interest rates change over time. In a period of rising interest rates, the interest income we earn on our assets may not increase as rapidly as the interest we pay on our liabilities as the demand for loans may decrease materially. In a period of declining interest rates, the interest income we earn on our assets may decrease more rapidly than the interest we pay on our liabilities, as borrowers prepay mortgage loans, and mortgage-backed securities and callable investment securities are called, requiring us to reinvest those cash flows at lower interest rates.

In addition, the recent rate increase of 425 basis points combined with the outlook of future rate increases in an attempt to curb inflation, can affect the average life of loans and mortgage-backed and related securities. A rise in interest rates may result in lower demand for loans and mortgage-backed and related securities as borrowers may reduce their debts due to the higher costs of borrowings.

Any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our financial condition, liquidity and results of operations. Changes in the level of interest rates also may negatively affect the value of our assets and ultimately affect our earnings.

We monitor interest rate risk through the use of simulation models, including estimates of the amounts by which the economic value of our assets and liabilities (the Economic Value of Equity Model "EVE") and our net interest income would change in the event of a range of assumed changes in market interest rates. At December 31, 2022, in the event of an instantaneous 100 basis point increase in interest rates, we estimate that we would experience a 3.76% decrease in EVE and a 1.72% decrease in net interest income. For further discussion of how changes in interest rates could impact us, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Management of Market Risk—Net Interest Income Simulation Models and—Economic Value of Equity Model."

Changes in the valuation of securities held could adversely affect us.

At December 31, 2022 and 2021, our securities portfolio totaled $640.3 million and $114.3 million, which represented 27.7% and 6.9% of total assets, respectively. The securities portfolio as of December 31, 2022 and 2021 were classified as available-for-sale in the amount of $129.5 and $113.3 million and held-to-maturity in the amount of $510.8 million and $0.9 million, respectively. A decline in the fair value of our available-for-sale securities could cause a material decline in our reported equity and/or net income. At least quarterly, and more frequently when warranted by economic or market conditions, management evaluates all securities with a decline in fair value below the amortized cost of the investment to determine whether the impairment is deemed to be other-than-temporary impairment ("OTTI"). For impaired debt securities that are intended to be sold, or more likely than not will be required to be sold, the full amount of market decline is recognized as OTTI through earnings. Credit-related OTTI for all other impaired debt securities is recognized through earnings. Non-credit related OTTI for debt securities is recognized in other comprehensive income net of applicable taxes for all securities classified as available-for-sale. A decline in the market value of our securities portfolio could adversely affect our earnings.

Risks Related to Laws and Regulations.

Changes in laws and regulations and the cost of regulatory compliance with new laws and regulations may adversely affect our operations and/or increase our costs of operations.

The Bank is subject to extensive regulation, supervision and examination by the OCC, and the Company is subject to extensive regulation, supervision and examination by the Federal Reserve Board. Such regulation and supervision governs the activities in which the Bank and the Company may engage and are intended primarily for the protection of the Federal Deposit Insurance Fund, the depositors and borrowers of the Bank and consumers, rather than for our stockholders. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and influencing the level of our allowance for loan losses. These regulations, along with existing tax, accounting, securities, insurance and monetary laws, rules, standards, policies, and interpretations, control the methods by which financial institutions conduct business, implement strategic initiatives and tax compliance, and govern financial reporting and disclosures. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations. Further, changes in accounting standards can be both difficult to predict and involve judgment and discretion in interpretation by us. These changes could materially impact, potentially even retroactively, how we report our financial condition and results of operations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") significantly changed the regulation of banks and savings institutions and affects the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The various federal agencies have adopted a broad range of rules and regulations in compliance with the Dodd-Frank Act. Compliance with the Dodd-Frank Act and its regulations and policies has resulted in changes to our business and operations, as well as additional costs, and has diverted management's time from other business activities, all of which have adversely affected our financial condition and results of operations. Among other provisions recently enacted, the threshold to qualify for the Federal Reserve Board's Small Bank Holding Company Policy Statement was increased to $3.0 billion and federally-chartered savings banks and associations have been provided flexibility to adopt the powers of a national bank.

Our New York State multi-family loan portfolio could be adversely impacted by changes in legislation or regulation.

On June 14, 2019, the New York State legislature passed the Housing Stability and Tenant Protection Act of 2019, impacting about one million rent regulated apartment units. Among other things, the new legislation: (i) curtails rent increases from Material Capital Improvements and Individual Apartment Improvements; (ii) all but eliminates the ability for apartments to exit rent regulation; (iii) does away with vacancy decontrol and high-income deregulation; and (iv) repealed the 20% vacancy bonus. While it is difficult to measure the full impact of the legislation, in total, it generally limits a landlord's ability to increase rents on rent regulated apartments and makes it more difficult to convert rent regulated apartments to market rate apartments. As a result, the value of the collateral located in New York State securing our multi-family loans or the future net operating income of such properties could potentially become impaired.

Non-compliance with the USA PATRIOT Act, Bank Secrecy Act, or other laws and regulations could result in fines or sanctions.

The USA PATRIOT and Bank Secrecy Acts require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are detected, financial institutions are obligated to file suspicious activity reports with the U.S. Treasury's Office of Financial Crimes Enforcement Network. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions, including restrictions on conducting acquisitions or establishing new branches. The policies and procedures we have adopted that are designed to assist in compliance with these laws and regulations may not be effective in preventing violations of these laws and regulations.

Our ability to originate loans could be restricted by recently adopted federal regulations.

The CFPB has a rule intended to clarify how lenders can avoid legal liability under the Dodd-Frank Act, which holds lenders accountable for ensuring a borrower's ability to repay a mortgage loan. Under the rule, loans that meet the "qualified mortgage" definition will be presumed to have complied with the ability-to-repay standard. Under the rule, a "qualified mortgage" loan must not contain certain specified features, including:

- excessive upfront points and fees (those exceeding 3% of the total loan amount, less "bona fide discount points" for prime loans);

- interest-only payments;

- negative amortization; and

- terms of longer than 30 years.

Also, to qualify as a "qualified mortgage," a loan must be made to a borrower whose total monthly debt-to-income ratio does not exceed 43%. Lenders must also verify and document the income and financial resources relied upon to qualify a borrower for the loan and underwrite the loan based on a fully amortizing payment schedule and maximum interest rate during the first five years, taking into account all applicable taxes, insurance and assessments.

In addition, the CFPB has adopted rules and published forms that combine certain disclosures that consumers receive in connection with applying for and closing on certain mortgage loans under the Truth in Lending Act and the Real Estate Settlement Procedures Act.

We are subject to stringent capital requirements, which may adversely impact our return on equity, require us to raise additional capital, or limit our ability to pay dividends or repurchase shares.

The Bank's minimum capital requirements are: (i) a common equity Tier 1 capital ratio of 4.5%; (ii) a Tier 1 to risk-based assets capital ratio of 6.0%; (iii) a total capital ratio of 8.0%; and (iv) a Tier 1 leverage ratio of 4.0%. The capital requirements also establish a "capital conservation buffer" of 2.5%, which results in the following minimum ratios: (i) a common equity Tier 1 capital ratio of 7.0%; (ii) a Tier 1 to risk-based assets capital ratio of 8.5%; and (iii) a total capital ratio of 10.5%. An institution will be subject to limitations on paying dividends, engaging in share repurchases and paying discretionary bonuses if its capital level falls below the buffer amount.

We have analyzed these capital requirements, and the Bank meets all of these requirements, including the 2.5% capital conservation buffer.

The application of more stringent capital requirements could, among other things, result in lower returns on equity, and result in regulatory actions if we are unable to comply with such requirements. Furthermore, the imposition of liquidity requirements in connection with the implementation of the requirements of the Basel Committee on Banking Supervision ("Basel III") could result in our having to lengthen the term of our funding sources, change our business models or increase our holdings of liquid assets. Ponce Bank's ability to pay dividends to the Company will be limited if it does not have the capital conservation buffer required by the capital rules, which may further limit the Company's ability to pay dividends to stockholders. See "Regulation and Supervision—Federal Banking Regulation—Capital Requirements."

The Federal Reserve Board may require us to commit capital resources to support Ponce Bank.

Federal law requires that a holding company act as a source of financial and managerial strength to its subsidiary bank and to commit resources to support such subsidiary bank. Under the "source of strength" doctrine, the Federal Reserve Board may require a holding company to make capital injections into a troubled subsidiary bank and may charge the holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank. A capital injection may be required at times when the holding company may not have the resources to provide it and therefore may be required to borrow the funds or raise capital. Any loans by a holding company to its subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a holding company's bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the institution's general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by the Company to make a required capital injection becomes more difficult and expensive and could have an adverse effect on our business, financial condition and results of operations.

Monetary policies and regulations of the Federal Reserve Board could adversely affect our business, financial condition and results of operations.

In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve Board. An important function of the Federal Reserve Board is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve Board to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the discount rate and changes in banks' reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the Federal Reserve Board have had a significant effect on the operating results of financial institutions in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations cannot be predicted.

We are a smaller reporting company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to smaller reporting companies could make our common stock less attractive to investors.

The Company is a smaller reporting company. For as long as the Company continues to be a smaller reporting company, it may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to smaller reporting companies, including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. As a smaller reporting company and a non-accelerated filer, the Company is not subject to Section 404(b) of the Sarbanes-Oxley Act of 2002, which would require that our independent auditors review and attest as to the effectiveness of our internal control over financial reporting.

Investors may find our common stock less attractive since we have chosen to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

Risk Related to our Operations.

We face significant operational risks because the financial services business involves a high volume of transactions and increased reliance on technology, including risk of loss related to cyber security breaches.

We operate in diverse markets and rely on the ability of our employees and systems to process a high number of transactions and to collect, process, transmit and store significant amounts of confidential information regarding our customers, employees and others and concerning our own business, operations, plans and strategies. Operational risk is the risk of loss resulting from our operations, including but not limited to, the risk of fraud by employees or persons outside our company, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, systems failures or interruptions, breaches of our internal control systems and compliance requirements, and business continuation and disaster recovery. Insurance coverage may not be available for such losses, or where available, such losses may exceed insurance limits. This risk of loss also includes the potential legal actions that could arise as a result of operational deficiencies or as a result of non-compliance with applicable regulatory standards or customer attrition due to potential negative publicity. In addition, we outsource some of our data processing to certain third-party providers. If these third-party providers encounter difficulties, including as a result of cyber-attacks or information security breaches, or if we have difficulty communicating with them, our ability to adequately process and account for transactions could be affected, and our business operations could be adversely affected. We are also subject to risks related to the cyber vulnerabilities of our partners. We may experience negative impacts to our financial condition and results of operations if our partners are subject to cyber fraud or other security breaches, as we have experienced in our partnership with Grain.

In the event of a breakdown in our internal control systems, improper operation of systems or improper employee actions, or a breach of our security systems, including if confidential or proprietary information were to be mishandled, misused or lost, we could suffer financial loss, face regulatory action, civil litigation and/or suffer damage to our reputation.

Negative developments in the U.S. in our primary markets may adversely impact our results in the future.

Our financial performance is highly dependent on the business environment in the markets where we operate and in the U.S. as a whole. Unfavorable or uncertain economic and market conditions can be caused by declines in economic growth, business activity, investor or business confidence, consumer sentiment, limitations on the availability or increases in the cost of credit and capital, increases in inflation or interest rates, natural disasters, international trade disputes and retaliatory tariffs, supply chain disruptions, terrorist attacks, global pandemics, acts of war, or a combination of these or other factors. Inflation rose sharply at the end of 2021 and has risen in 2022 at levels not seen for over 40 years. Inflationary pressures are currently expected to remain elevated throughout 2023. A worsening of business and economic conditions, or persistent inflationary pressures or supply chain disruptions, generally or specifically in the principal markets in which we conduct business could have adverse effects, including the following:

- a decrease in deposit balances or the demand for loans and other products and services we offer;
- an increase in the number of borrowers who become delinquent, file for protection under bankruptcy laws or default on their loans or other obligations to us, which could lead to higher levels of nonperforming assets, net charge-offs and provisions for credit losses;
- a decrease in the value of loans and other assets secured by real estate; and
- a decrease in net interest income from our lending and deposit gathering activities.

Although economic conditions have improved in most of our markets, we continue to focus on growing earning assets, we believe that it is possible we will continue to experience an uncertain and volatile economic environment during 2023, including as a result of issues of national security, international conflicts, inflation and supply chain disruptions. There can be no assurance that these conditions will improve in the near term or that conditions will not worsen. Such conditions could adversely affect our business, financial condition, and results of operations.

The cost of finance and accounting systems, procedures and controls in order to satisfy our public company reporting requirements increases our expenses.

The obligations of being a public company, including the substantial public reporting obligations, require significant expenditures and place additional demands on our management team. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. Section 404 of the Sarbanes-Oxley Act of 2002 requires annual management assessments of the effectiveness of our internal control over financial reporting. Any failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and stock price. In addition, we may need to hire additional compliance, accounting and financial staff with appropriate public company experience and technical knowledge. As a result, we may need to rely on outside consultants to provide these services for us until qualified personnel are hired. These obligations will increase our operating expenses and could divert our management's attention from our operations.

Risks Related to Accounting Matters

Changes in accounting standards could affect reported earnings.

The bodies responsible for establishing accounting standards, including the Financial Accounting Standards Board, the SEC and other regulatory bodies, periodically change the financial accounting and reporting guidance that governs the preparation of our consolidated financial statements. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply new or revised guidance retroactively.

In June 2016, the FASB issued ASU 2016-13, "*Measurement of Credit Losses on Financial Instruments.*" This ASU significantly changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The Company has begun its evaluation of the amended guidance including the potential impact on its consolidated financial statements. As a result of the required change in approach toward determining estimated credit losses from the current "incurred loss" model to one based on estimated cash flows over a loan's contractual life, adjusted for prepayments (a "life of loan" model), the Company expects that the new guidance will result in an increase in the allowance for loan losses, particularly for longer duration loan portfolios and this could have an adverse effect on our earnings.

Changes in management's estimates and assumptions may have a material impact on our consolidated financial statements and our financial condition or operating results.

Our management is and will be required under applicable rules and regulations to make estimates and assumptions as of a specified date to file periodic reports under the Securities and Exchange Act of 1934, including our consolidated financial statements. These estimates and assumptions are based on management's best estimates and experience as of that date and are subject to substantial risk and uncertainty. Materially different results may occur as circumstances change and additional information becomes known. Areas requiring significant estimates and assumptions by management include our evaluation of the adequacy of our allowance for loan losses, the valuation of loans held for sale, the valuation of deferred tax assets and investment securities, the estimates relating to the valuation for share-based awards, and our determinations with respect to amounts owed for income taxes.

Other Risks Related to Our Business and Industry Generally

Financial challenges at other banking institutions could lead to depositor concerns that spread within the banking industry causing disruptive deposit outflows and other destabilizing results.

In March 2023, certain specialized banking institutions with elevated concentrations of uninsured deposits experienced large deposit outflows coupled with insufficient liquidity to meet withdrawal demands, resulting in the institutions being placed into FDIC receiverships. In the aftermath, there has been substantial market disruption and indications that diminished depositor confidence could spread across the banking industry, leading to deposit outflows and other destabilizing results. The Federal Reserve Board has announced that it will provide funding to ensure that banks have sufficient liquidity to meet the needs of their depositors, but there can be no assurance whether such funding will be adequate to address these issues. The Company maintains a diversified deposit base and has a comparatively low level of uninsured deposits. As of December 31, 2022, 61.1% of our deposits are estimated to be FDIC-insured, and an additional 1.1% of deposits were fully collateralized. The average account size of our consumer deposits is less than $30,000, and the average account size of our business deposits is less than $60,000.

Ineffective liquidity management could adversely affect our financial results and condition.

Effective liquidity management is essential for the operation of our business. We require sufficient liquidity to meet customer loan requests, customer deposit maturities/withdrawals, payments on our debt obligations as they come due and other cash commitments under both normal operating conditions and other unpredictable circumstances causing industry or general financial market stress. Our access to funding sources in amounts adequate to finance our activities on terms that are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy generally. Factors that could detrimentally impact our access to liquidity sources include a downturn in the geographic markets in which our loans and operations are concentrated or difficult credit markets. Our access to deposits may also be affected by the liquidity needs of our depositors. In particular, a majority of our liabilities are checking accounts and other liquid deposits, which are payable on demand or upon several days' notice, while by comparison, a substantial majority of our assets are loans, which cannot be called or sold in the same time frame. Although we have historically been able to replace maturing deposits and advances as necessary, we might not be able to replace such funds in the future, especially if a large number of our depositors seek to withdraw their accounts, regardless of the reason. A failure to maintain adequate liquidity could materially and adversely affect our business, results of operations or financial condition.

Legal and regulatory proceedings and related matters could adversely affect us.

We have been and may in the future become involved in legal and regulatory proceedings. We consider most of the proceedings to be in the normal course of our business or typical for the industry; however, it is inherently difficult to assess the outcome of these matters, and we may not prevail in any proceedings or litigation. There could be substantial cost and management diversion in such litigation and proceedings, and any adverse determination could have a materially adverse effect on our business, brand or image, or our financial condition and results of our operations.

We are a community bank and our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our performance.

The Bank is a community bank, and our reputation is one of the most valuable components of our business. A key component of our business strategy is to rely on our reputation for customer service and knowledge of local markets to expand our presence by capturing new business opportunities from existing and prospective customers in our market area and contiguous areas. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers and associates. If our reputation is negatively affected by the actions of our employees, by our inability to conduct our operations in a manner that is appealing to current or prospective customers, or otherwise, our business and, therefore, our operating results may be materially adversely affected.

Our 2018 Equity Incentive Plan has increased our expenses and reduced our income, and may dilute your ownership interests.

Stockholders previously approved the PDL Community Bancorp 2018 Long-Term Incentive Plan. During the years ended December 31, 2022 and 2021, the Company recognized in $1.6 million and $1.4 million, respectively, in non-interest expense relating to this stock benefit plan, and we will recognize additional expenses in the future as additional grants are made and awards vest.

The Company may fund the 2018 Long-Term Incentive Plan either through open market purchases or authorized but unissued shares of common stock. Our ability to repurchase shares of common stock to fund this plan will be subject to many factors, including, but not limited to, applicable regulatory restrictions on stock repurchases, the availability of stock in the market, the trading price of the stock, our capital levels, alternative uses for our capital and our financial performance. Stockholders would experience a reduction in ownership interest in the event newly issued shares of our common stock are used to fund stock issuances under the plan.

New stock-based benefit plans will increase our expenses and reduce our income.

The Company intends to adopt one or more new stock-based benefit plans, subject to stockholder approval, which will increase our annual compensation and benefit expenses related to the stock options and stock awards granted to participants under the stock-based benefit plan(s). The actual amount of these new stock-related compensation and benefit expenses will depend on the number of options and stock awards actually granted, the fair market value of our stock or options on the date of grant, the vesting period, and other factors which we cannot predict at this time.

The implementation of stock-based benefit plans may dilute your ownership interest. Historically, stockholders have approved these stock-based benefit plans.

The Company intends to adopt one or more new stock-based benefit plans. These plans may be funded either through open market purchases or from the issuance of authorized but unissued shares of common stock. Our ability to repurchase shares of common stock to fund these plans will be subject to many factors, including applicable regulatory restrictions on stock repurchases, the availability of stock in the market, the trading price of the stock, our capital levels, alternative uses for our capital and our financial performance. Stockholders would experience dilution in ownership interest in the event newly issued shares of our common stock are used to fund the stock-based benefit plan.

Although the implementation of the stock-based benefit plan will be subject to stockholder approval, historically, the overwhelming majority of stock-based benefit plans adopted by savings institutions and their holding companies following mutual-to-stock conversions have been approved by stockholders.

Societal responses to climate change could adversely affect our business and performance, including indirectly through impacts on our customers.

Concerns over the long-term impacts of climate change have led and will continue to lead to governmental efforts around the world to mitigate those impacts. Consumers and businesses also may change their behavior on their own as a result of these concerns. We and our customers will need to respond to new laws and regulations as well as consumer and business preferences resulting from climate change concerns. We and our customers may face cost increases, asset value reductions and operating process changes. The impact on our customers will likely vary depending on their specific attributes, including reliance on or role in carbon intensive activities. Among the impacts to us could be a drop in demand for our products and services, particularly in certain sectors. In addition, we could face reductions in creditworthiness on the part of some customers or in the value of assets securing loans. Our efforts to take these risks into account in making lending and other decisions, including by increasing our business with climate-friendly companies, may not be effective in protecting us from the negative impact of new laws and regulations or changes in consumer or business behavior.

Our historical markets, minority and immigrant individuals, may be threatened by gentrification and adverse political developments, which could decrease our growth and profitability.

We believe that our historical strength has been our focus on the minority and immigrant markets. The continuing displacement of minorities due to gentrification of our communities may adversely affect us unless we are able to adapt and increase the acceptance of our products and services by non-minority customers. We may also be unfavorably impacted by political developments unfavorable to markets that are dependent on immigrant populations.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 2. Properties.

As of December 31, 2022, the net book value of the Company's office properties including leasehold improvements was $14.2 million, and the net book value of its furniture, fixtures and other equipment and software was $3.3 million. The Company's and Bank's executive offices are located at 2244 Westchester Avenue, Bronx, New York.

The following table sets forth information regarding the Company's offices as of December 31, 2022.

Location	Leased or Owned	Year Acquired or Leased	Net Book Value of Real Property (in thousands)
Main Office:			
2244 Westchester Avenue Bronx, NY 10462	Leased	2021	$ 302
Other Properties:			
980 Southern Blvd. Bronx, NY 10459	Leased	1990	800
37-60 82nd Street Jackson Heights, NY 11372	Leased	2021	—
51 East 170th Street Bronx, NY 10452	Leased	2018	741
169 Smith Street Brooklyn, NY 11201	Leased	2021	—
207 East 106th Street New York, NY 10029	Leased	2006	1,488
2244 Westchester Avenue Bronx, NY 10462	Leased	2021	—
5560 Broadway Bronx, NY 10463	Leased	2021	1,584
3405 Broadway Astoria, NY 11106	Leased	2001	829
3821 Bergenline Avenue Union City, NJ 07087	Leased	2021	—
1900 Ralph Avenue Brooklyn, NY 11234	Leased	2007	518
20-47 86th Street Brooklyn, NY 11214	Owned	2010	3,431
100-20 Queens Boulevard Forest Hills, NY 11375	Leased	2010	234
319 1st Avenue New York, NY 10003	Leased	2010	540
32-75 Steinway Street Astoria, NY 11103	Leased	2020	128
2612 East 16th Street Brooklyn, NY 11235	Leased	2020	—
42 South Washington Avenue Bergenfield, NJ 07621	Leased	2020	—
135-14 Northern Blvd. Flushing, NY 11354	Owned	2020	3,598
189-10 Hillside Avenue Hollis, NY 11423	Leased	2020	—
			$ 14,193

Item 3. Legal Proceedings.

Periodically, there have been various claims and lawsuits against us, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. We are not a party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The Company's shares of common stock are traded on the NASDAQ Stock Market, LLC under the symbol "PDLB".

The number of stockholders of record of the Company's common stock as of March 16, 2023 was 379. The number of record-holders may not reflect the number of persons or entities holding stock in nominee name through banks, brokerage firms and other nominees.

To date, the Company (or its predecessor PDL Community Bancorp) has not paid any dividends to its stockholders. We have no current plan or intention to pay cash dividends to our common stockholders. However, if in the future the Board of Directors considers the payment of dividends, the amount of any dividend payments will be subject to statutory and regulatory limitations, and will depend upon a number of factors, including the following: regulatory capital requirements; our financial condition and results of operations; our other uses of funds for the long-term value of stockholders; tax considerations; and general economic conditions. No assurance can be given that the Board of Directors will ever consider the payment of dividends, and common stockholders should have no expectation of such. The Federal Reserve Board has issued a policy statement providing that dividends should be paid only out of current earnings and only if our prospective rate of earnings retention is consistent with our capital needs, asset quality and overall financial condition. Regulatory guidance also provides for prior regulatory consultation with respect to capital distributions in certain circumstances such as where the holding company's net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the holding company's overall rate of earnings retention is inconsistent with its capital needs and overall financial condition. In addition, the Company's ability to pay dividends will be limited if it does not have the capital conservation buffer required by the capital rules, which may limit our ability to pay dividends to our stockholders. See "Regulation and Supervision—Federal Bank Regulation—Capital Requirements." No assurances can be given that any dividends will be paid or that, if paid, will not be reduced or eliminated in the future.

We will file a consolidated federal tax return. Accordingly, it is anticipated that any cash distributions that we make to our stockholders would be treated as cash dividends and not as a non-taxable return of capital for federal and state tax purposes.

Pursuant to our charter, we are authorized to issue preferred stock. The Company closed a private placement of 225,000 shares of the Company's Senior Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 for an aggregate purchase price equal to $225.0 million in cash, to the Treasury pursuant to the ECIP. The Preferred Stock will have a priority over the holders of our shares of common stock with respect to the payment of dividends. For a further discussion concerning the payment of dividends on our shares of common stock, see "Regulation and Supervision—Holding Company Regulations—Dividends and Stock Repurchases." Dividends we can declare and pay will depend, in part, upon receipt of dividends from Ponce Bank, because currently we will have no source of income other than dividends from Ponce Bank and earnings from the investment of funds held by the Company and interest payments received in connection with the loan to the employee stock ownership plan. Regulations of the Federal Reserve Board and the OCC impose limitations on "capital distributions" by savings institutions. See "Regulation and Supervision—Federal Bank Regulation—Capital Requirements."

Any payment of dividends by Ponce Bank to the Company that would be deemed to be drawn out of Ponce Bank's bad debt reserves, if any, would require a payment of taxes at the then-current tax rate by Ponce Bank on the amount of earnings deemed to be removed from the reserves for such distribution. Ponce Bank does not intend to make any distribution to the Company that would create such a federal tax liability. See "Taxation."

Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities

On June 7, 2022, the Company issued 225,000 shares of Senior Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 for the capital investment of $225.0 million from the Treasury under the ECIP. For additional information, see Note 2, "Preferred Stock Issuance; Plan of Conversion and Stock Offering," to the accompanying Financial Statements.

Item 6. Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following management's discussion and analysis of the financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those described below. Such risks and uncertainties include, but are not limited to, those identified below and those described in Part I, Item 1A. "Risk Factors," within this Annual Report on Form 10-K. Discussion and analysis of our 2021 fiscal year specifically, as well as the year-over-year comparison of our 2021 financial performance to 2020, are located under Part II, Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the SEC on March 31, 2022, which is available on our investor relations website at poncebank.gcs-web.com and the SEC's website at sec.gov.

Overview

On January 26, 2022, the assets and liabilities of Mortgage World Bankers, Inc. ("Mortgage World"), a wholly owned subsidiary of PDL Community Bancorp, were transferred to the Bank. Except for the winding up of its operations, Mortgage World ceased to conduct business as a separate entity and is now operated as a division of the Bank.

On January 27, 2022, Ponce Financial Group, Inc. and PDL Community Bancorp announced that the conversion and reorganization of Ponce Bank Mutual Holding Company from the mutual to stock form of organization and related stock offering was consummated at the close of business. As a result of the closing of the conversion and reorganization and stock offering, Ponce Financial Group, Inc. is now the holding company for Ponce Bank. Ponce Bank's former mutual holding companies, PDL Community Bancorp and Ponce Bank Mutual Holding Company, have ceased to exist.

We have made significant investments over the last several years in adding experienced bankers, expanding our lending and relationship staff, absorbing the costs of being a public company, upgrading technology and facilities. These investments have increased our operating expenses during those periods. However, during those same periods, we have been able to significantly grow the Bank's loan portfolio while maintaining a moderate risk profile and strengthening its capital.

Abrupt changes in interest rates will present us with a challenge in managing our interest rate risk. As a general matter, our interest-bearing liabilities reprice or mature more quickly than our interest-earning assets, which can result in interest expense increasing more rapidly than increases in interest income. Therefore, increases in interest rates may adversely affect our net interest income and net economic value, which in turn would likely have an adverse effect on our results of operations. Conversely, decreases in interest rates may have a favorable effect on our net interest income and net economic value, which in turn would likely have a positive effect on our results of operations. As described in "—Management of Market Risk," we expect that our net interest income and our net economic value would react inversely to instantaneous changes in interest rates. To help manage interest rate risk, we promote core deposit products and we are diversifying our loan portfolio by introducing new lending programs. See "—Business Strategy", "—Management of Market Risk" and "Risk Factors—Future changes in interest rates could reduce our profits and asset values."

Non-GAAP Financial Measures

The following discussion contains certain non-GAAP financial measures in addition to results presented in accordance with GAAP. These non-GAAP measures are intended to provide the reader with additional supplemental perspective on operating results, performance trends, and financial condition. Non-GAAP financial measures are not a substitute for GAAP measures; they should be read and used in conjunction with the Company's GAAP financial information. The Company's non-GAAP measures may not be comparable to similar non-GAAP information which may be presented by other companies. In all cases, it should be understood that non-GAAP operating measures do not depict amounts that accrue directly to the benefit of shareholders. An item that management excludes when computing non-GAAP adjusted earnings can be of substantial importance to the Company's results and condition for any particular year. A reconciliation of non-GAAP financial measures to GAAP measures is provided below.

The SEC has exempted from the definition of non-GAAP financial measures certain commonly used financial measures that are not based on GAAP. Management believes that these non-GAAP financial measures are useful in evaluating the Company's financial performance and facilitate comparisons with the performance of other financial institutions. However, the information should be considered supplemental in nature and not as a substitute for related financial information prepared in accordance with GAAP.

The table below includes references to the Company's net (loss) income and (loss) earnings per share for the years ended December 31, 2022 and 2021 before loss (gain) on sale of premises and equipment and the Company's contribution to the Ponce De Leon Foundation. In management's view, that information, which is considered non-GAAP information, may be useful to investors as it will improve an understanding of core operations for the current and future periods. The non-GAAP net (loss) income amount and (loss) earnings per share reflect adjustments related to the non-recurring gain on sale of real property and the Company's contribution to the Ponce De Leon Foundation, net of tax effect. A reconciliation of the non-GAAP information to GAAP net (loss) income and (loss) earnings per share is provided below.

Non-GAAP Reconciliation – Net Income Before (Loss) Gain on Sale of Premises and Equipment and Contribution to the Ponce De Leon Foundation (Unaudited)

	For the Years Ended December 31,	
	2022	2021
	(Dollars in thousands, except per share data)	
Net (loss) income - GAAP	$ (30,001)	$ 25,415
Loss (gain) on sale of premises and equipment	436	(20,270)
Contribution to the Ponce De Leon Foundation	4,995	—
Income tax (benefit) provision	(1,141)	4,257
Net (loss) income - non-GAAP	$ (25,711)	$ 9,402
(Loss) earnings per common share (GAAP) (1)	$ (1.32)	$ 1.52
(Loss) earnings per common share (non-GAAP) (1)	$ (1.13)	$ 0.56

(1) (Loss) earnings per share were computed (for the GAAP and non-GAAP basis) based on the weighted average number of shares outstanding during the years ended December 31, 2022 and 2021, (22,690,943 shares and 16,744,561 shares, respectively).

The CARES Act

On March 27, 2020, Congress passed, and the President signed, the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") to address the economic effects of the COVID-19 pandemic.

The CARES Act appropriated $349.0 billion for PPP loans and on April 24, 2020, the U.S. Small Business Administration ("SBA") received another $310.0 billion in PPP funding. On December 27, 2020, the Economic Aid Act appropriated $284.0 billion for both first and second draw PPP loans, bringing the total appropriations for PPP loans to $943.0 billion. PPP ended on May 31, 2021. Loans under the PPP that meet SBA requirements may be forgiven in certain circumstances, and are 100% guaranteed by the SBA. The Company had received SBA approval and originated 5,340 PPP loans, of which 71 loans totaling $20.0 million were outstanding at December 31, 2022. PPP loans have a two-year or five-year term, provide for fees of up to 5% of the loan amount and earn interest at a rate of 1% per annum. It is our expectation that a significant portion of these remaining loans will ultimately be forgiven by the SBA in accordance with the terms of the program. As of December 31, 2022, the average authorized loan size was $282,000 and the median authorized loan size was $15,000. The Bank, which is designated as both a CDFI and a Minority Depository Institution MDI, originated 5,340 PPP loans in the amount of $261.4 million, which, based upon information provided by the SBA, significantly exceeded the reported average performance of banks in our peer group.

Federal Economic Relief Funds To Aid Lending to Small Businesses

On August 10, 2021, the Company through its subsidiary, the Bank, received from the United States Department of the Treasury ("Treasury") a grant in the amount of $1.8 million in federal Economic Relief Funds for Small Businesses under the Treasury's Rapid Response Program for CDFIs. The Rapid Response Program grants may be used to support eligible activities of CDFIs such as financial products, financial services, development services, and certain operational activities, and to enable recipient CDFIs to build capital reserves and loan-loss reserves.

On June 7, 2022, the Company closed a private placement (the "Private Placement") of 225,000 shares of the Company's Senior Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 (the "Preferred Stock") for an aggregate purchase price equal to $225,000,000 in cash, to the United States Department of the Treasury (the "Treasury") pursuant to the Emergency Capital Investment Program ("ECIP"). The holders of the Preferred Stock will be entitled to a dividend payable in cash quarterly at an annual rate dependent on certain factors as reported by the Company to Treasury in a quarterly supplemental report. The initial dividend rate is zero percent for the first two years after issuance, and thereafter the floor dividend rate is 0.50% and the ceiling dividend rate is 2.00%. After 10 years of issuance, the perpetual dividend rate in effect, will be determined based on said floor and ceiling. The actual dividend rate that will be paid by the Company on the Preferred Stock cannot be determined at this time.

The ECIP investment by the Treasury is part of a program to invest over $8.7 billion into CDFI or MDI, of which Ponce Bank is both. The ECIP is intended to incentivize CDFIs and MDIs to provide loans, grants, and forbearance to small businesses, minority-owned businesses, and consumers in low-income and underserved communities that may have been disproportionately impacted by the economic effects of the COVID-19 pandemic.

In the event of a liquidation, dissolution or winding up of the Company, the Preferred Stock will be entitled to a liquidation preference, subject to certain limitations, in the amount of the sum of $1,000 per share plus declared and unpaid dividends (without accumulation of undeclared dividends) on each share.

Critical Accounting Policies

Accounting estimates are necessary in the application of certain accounting policies and procedures and are particularly susceptible to significant change. Critical accounting policies are defined as those involving significant judgments and assumptions by management and that could have a material impact on the carrying value of certain assets, liabilities or on income under different assumptions or conditions. Management believes that the most critical accounting policy relates to the allowance for loan losses.

The allowance for loan losses is established as probable incurred losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The discussion and analysis of the financial condition and results of operations are based on the Company's consolidated financial statements, which are prepared in conformity with GAAP. The preparation of these consolidated financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of income and expenses. The estimates and assumptions used are based on historical experience and various other factors and are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions, resulting in a change that could have a material impact on the carrying value of our assets and liabilities and our results of operations.

Factors Affecting the Comparability of Results

Purchase of Real Property. On January 22, 2021, the Bank completed the purchase of property located at 135-12/14 Northern Boulevard, Flushing, New York through a qualified intermediary in an IRS Code 1031 like-kind exchange related to the previously disclosed sale of real property on July 27, 2020 that was owned by the Bank. The purchase price of the property was $3.6 million.

Sale of Real Properties. On February 11, 2021, the Company completed the sale of real property located at 3821 Bergenline Avenue, Union City, New Jersey for a sale price of $2.4 million. Concurrent with the sale, the Bank and the purchaser entered into a fifteen-year lease agreement whereby the Bank will lease back this real property at an initial annual base rent of approximately $145,000 subject to annual rent increases of 1.5%. Under the lease agreement, the Bank has four (4) consecutive options to extend the term of the lease by five (5) years for each such option. The sale lease-back resulted in a gain of approximately $623,000, net of expenses, which is included in other non-interest income in the accompanying Consolidated Statements of Operations.

On June 4, 2021, the Company completed the sale of real property located at 5560 Broadway, Bronx, New York for a sale price of $5.7 million. Concurrent with the sale, the Bank and the purchaser entered into a fifteen-year lease agreement whereby the Bank will lease back this real property at an initial annual base rent of approximately $281,000 subject to annual rent increases of 1.75%. The sale lease-back resulted in a gain of approximately $4.2 million, net of expenses, which is included in other non-interest income in the accompanying Consolidated Statements of Operations.

On November 10, 2021, the Company completed the sale of real property located at 2244 Westchester Avenue, Bronx, New York for a sale price of $16.1 million. Concurrent with the sale, the Bank and the purchaser entered into a seventeen-year lease agreement whereby the Bank will lease back this real property at an initial annual base rent of approximately $926,000, subject to annual rent increases of 1.75%. The sale lease-back resulted in a gain of approximately $8.7 million, net of expenses, which is included in other non-interest income in the accompanying Consolidated Statements of Operations.

On November 12, 2021, the Company completed the sale of real property located at 169-174 Smith Street, Brooklyn, New York for a sale price of $4.0 million. Concurrent with the sale, the Bank and the purchaser entered into a fifteen-year lease agreement whereby the Bank will lease back this real property at an initial annual base rent of approximately $200,000 subject to annual rent increases of 1.50%. The sale lease-back resulted in a gain of approximately $3.7 million, net of expenses, which is included in other non-interest income in the accompanying Consolidated Statements of Operations.

On December 16, 2021, the Company completed the sale of real property located at 37-60 82nd Street, Jackson Heights, New York for a sale price of $11.8 million. Concurrent with the sale, the Bank and the purchaser entered into a seventeen-year lease agreement whereby the Bank will lease back this real property at an initial annual base rent of approximately $530,000 subject to annual rent increases of 2.0%. The sale lease-back resulted in a gain of approximately $3.1 million, net of expenses, which is included in other non-interest income in the accompanying Consolidated Statements of Operations.

Ponce De Leon Foundation.

On January 27, 2022, the Company made a $5.0 million contribution to the Ponce De Leon Foundation as part of the conversion and reorganization, which is included in non-interest expense for the year ended December 31, 2022, in the accompanying Consolidated Statements of Operations.

Write-off and Write-Down.

In 2020, the Company entered into a business arrangement with the FinTech startup company Grain. Grain's product is a mobile application geared to the underbanked, minorities and new generations entering the financial services market. In employing this mobile application, the Bank uses non-traditional underwriting methodologies to provide revolving credit to borrowers who otherwise may gravitate to using alternative non-bank lenders. Under the terms of its agreement with Grain, the Bank is the lender for Grain-originated microloans with credit lines currently up to $1,500 and, where applicable, the depository for related security deposits. Grain originates and services these microloans and is responsible for maintaining compliance with the Bank's origination and servicing standards, as well as applicable regulatory and legal requirements. If a microloan is found to be fraudulent, becomes 90 days delinquent upon 90 days of origination or defaults due to a failure of Grain to properly service the microloan, the Bank's applicable standards for origination or servicing are deemed to have not been complied with and the microloan is put back to Grain, who then becomes responsible for the microloan and any related losses. The microloans put back to Grain are accounted for as an "other asset," specifically referred to herein as the "Grain Receivable." The Bank, pursuant to its agreement with Grain, at December 31, 2021, had 59,180 microloans outstanding, net of put backs, with credit extensions aggregating $33.9 million. Of these microloans, the Bank estimates that 80 percent have been made in low- and low-to-moderate income census tracts with an estimated 56 percent made to minority borrowers.

In establishing these lines of credit, the Company reserved the right to modify borrowers' credit limits at its sole discretion. The Company continues to balance its risks as needed and continue to support a wide base of customers. Based on the overall performance of the Grain portfolio, as well as current economic factors, the Company reduced the amount of credit available to Grain application customers on a uniform and program-wide basis, with each borrower's credit limit reduced to the amount that was outstanding under that borrower's line of credit. The Company also reserved the right to make further modifications to credit limits as it may deem appropriate under the circumstances, whether on a program-wide or individual basis. No new loans were made by the Company after May 31, 2022.

At December 31, 2022, the Bank had 27,886 Grain microloans outstanding, net of put backs, with an aggregate balance totaling $18.2 million and which were performing, in management's opinion, comparably to similar portfolios, offset by a $15.4 million allowance for loan losses, resulting in $2.8 million in Grain microloans, net of allowance for loan losses. Since the beginning of the Bank's agreement with Grain and through December 31, 2022, 45,322 microloans amounting to $25.5 million have been deemed to be fraudulent and put back to Grain. The Company has written-down a total of $17.5 million of the Grain Receivable for the year ended December 31, 2022 and received $6.2 million in cash from Grain and through the application of security deposits connected to fraudulent loan accounts. The Bank also opted to use the $1.8 million grant it received from the U.S. Treasury Department's Rapid Response Program to defray the Grain Receivable. The application of those amounts resulted in no net receivable. Additionally, the Company has also written-off its equity investment in Grain of $1.0 million. As of December 31, 2022, the Company's total remaining exposure to Grain was $2.8 million of the remaining microloans, net of allowance for loan losses excluding $0.4 million of unused commitments available to Grain borrowers and $1.4 million of security deposits by Grain borrowers. The $16.9 million write-off and write-down, net of $0.5 million of recoveries for the year ended December 31, 2022 is included in non-interest expense in the accompanying Consolidated Statements of Operations.

Grain Technologies, Inc. ("Grain") Total Exposure as of December 31, 2022
(in thousands)

Receivable from Grain		
Microloans originated - put back to Grain (inception-to-December 31, 2022)	$	25,467
Write-downs, net of recoveries (year to date as of December 31, 2022)		(17,455)
Cash receipts from Grain (inception-to-December 31, 2022)		(6,186)
Grant/reserve (inception-to-December 31, 2022)		(1,826)
Net receivable as of December 31, 2022	$	—
Microloan receivables from Grain borrowers		
Grain originated loans receivable as of December 31, 2022	$	18,158
Allowance for loan losses as of December 31, 2022 [1]		(15,415)
Microloans, net of allowance for loan losses as of December 31, 2022	$	2,743
Investments		
Investment in Grain	$	1,000
Investment in Grain write-off		(1,000)
Investment in Grain as of December 31, 2022	$	—
Total exposure to Grain as of December 31, 2022	$	2,743

(1) Includes $0.03 million for allowance for unused commitments on the $0.4 million of unused commitments available to Grain originated borrowers reported in other liabilities in the accompanying Consolidated Statements of Financial Conditions. Excludes $1.4 million of security deposits by Grain originated borrowers.

Grain has been victimized by cyber fraud using synthetic and other forms of fraudulent identifications, a phenomenon that has become prevalent with Fintechs. Grain remains a pre-profit startup highly dependent on earnings from its relationship with the Bank, a new relationship with another financial institution, and further capital raises which may not materialize.

The Company continues to closely monitor its portfolio of consumer loans originated by Grain as well as Grain's refinement of solutions for detecting and preventing cyber fraud in the application for microloans. The Company has requested, and Grain has agreed, that no new microloans be originated until further notice and that further extensions of credit to an existing microloan borrower only be made upon confirmation that such borrower is not fraudulent. Further, like other start-up companies, there is a higher level of risk that Grain may not be able to execute its business plan and may fail. In the event Grain were to cease operations, and although it has considered contingency plans, the Bank may have greater difficulty in servicing and collecting the microloan portfolio. In such a case, the level the Bank has provided for in its allowance for loan losses for its microloan portfolio may be inadequate and it may need to increase its provision for loan losses, which could materially decrease the Company's net income. As a consequence of such events, the Bank may determine it appropriate to terminate its relationship with Grain.

Vision 2025 Evolves

The Company has deployed a Fintech-based small business automated lending technology in partnership with LendingFront Technologies, Inc. The technology is a mobile application that digitizes the lending workflow from pre-approval to servicing and enables the Company to originate, close and fund small business loans within very short spans of time, without requiring a physical presence within banking offices and with automated underwriting using both traditional and non-traditional methods. The application has full loan origination and servicing capabilities and is integrated with Salesforce. All Commercial Relationship Officers and Business Development Managers will utilize these capabilities. The Company is seeking to establish loan origination partnerships with non-profit and community-based organizations to ensure penetration in underserved and underbanked markets.

The Company also established a relationship with SaveBetter, LLC, a fintech startup focusing on brokered deposits. As of December 31, 2022, the Company had $156.7 million in such deposits. The recent regulatory easing of brokered deposit rules may enable the Company to classify such deposits as core deposits.

On October 1, 2022, Ponce Bank entered into a Membership Interest Purchase Agreement with Bamboo Payment Holding LLC ("Bamboo"). Under this agreement, Ponce Bank purchased from Bamboo 180 Membership Interest Units representing an aggregate amount equal to up to 18% of total issued and outstanding Membership Interest in Bamboo for a purchase price of $2.5 million. With over a decade processing payments in Latin America, Bamboo has a diverse network connects Latin American local payment processing to global companies as well as domestic solutions to locally based organizations.

At December 31, 2018, the Company had approximately $1.06 billion in assets, $918.5 million in loans and $809.8 million in deposits. The Company has since grown to $2.31 billion in assets, $1.49 billion in loans receivables, net of allowance for loan losses of

$34.6 million, and $1.25 billion in deposits at December 31, 2022, all while investing in infrastructure, implementing digital banking, acquiring Mortgage World, adopting GPS, diversifying its product offering, partnering with Fintech companies and assisting its communities with 5,340 PPP loans totaling $261.4 million. The Company raised over $132.0 million in additional capital through our conversion and reorganization and realized approximately $20.0 million in net gain while freeing up approximately $40.0 million in investable funds through our sale-and-leaseback initiative. Now, the Company believes that it is poised to enhance its presence, locally and in similar communities outside New York, as a leading CDFI and MDI financial institution holding company.

On June 7, 2022, the Company issued 225,000 shares of the Company's Preferred Stock, par value $0.01 for an aggregate purchase price equal to $225.0 million in cash to the Treasury, pursuant to the Treasury's ECIP. Under the ECIP, Treasury provided investment capital directly to depository institutions that are CDFIs or MDIs or their holding companies, to provide loans, grants, and forbearance for small businesses, minority-owned businesses, and consumers, in low-income and underserved communities. Treasury has indicated that the investment will qualify as Tier 1 capital. No dividends will accrue or be due for the first two years after issuance. For years three through ten, depending upon the level of qualified and/or deep impact lending made in targeted communities, as defined in the ECIP guidelines, dividends will be at an annual rate of either 2.0%, 1.25% or 0.5% and, thereafter, will be fixed at one of the foregoing rates. Holders of Preferred Stock generally do not have any voting rights, with the exception of voting rights on certain matters as outlined in the Certificate of Designations. The Company has the option to redeem the shares of Preferred Stock (i) in whole or in part on any dividend payment date on or after June 15, 2027, or (ii) in whole but not in part at any time within ninety days following a Regulatory Capital Treatment Event, as defined below, in each case at a cash redemption price equal to the liquidation amount, with an amount equal to any dividends that have been declared but not paid prior to the redemption date. The Company may not redeem shares of Preferred Stock without having received the prior approval of the appropriate Federal banking agency for the Company, as defined in Section 3(q) of the Federal Deposit Insurance Act, to the extent required under applicable capital rules. Such redemptions are subject to certain conditions and limitations. In the event of a liquidation, dissolution or winding up of the Company, the Preferred Stock will be entitled to a liquidation preference, subject to certain limitations, in the amount of the sum of $1,000 per share plus declared and unpaid dividends (without accumulation of undeclared dividends) on each share.

A "Regulatory Capital Treatment Event" means a good-faith determination that, as a result of (i) any amendment to, or change in, the laws, rules or regulations of the United States or any political subdivision of or in the United States (including, for the avoidance of doubt, any agency or instrumentality of the United States, including the Federal Reserve and other appropriate federal bank regulatory agencies) that is enacted or becomes effective after the initial issuance of any share of the Preferred Stock; (ii) any proposed change in those laws, rules or regulations that is announced after the initial issuance of any share of the Preferred Stock; or (iii) any official administrative or judicial decision or administrative action or other official pronouncement interpreting or applying those laws, rules or regulations or policies with respect thereto that is announced or becomes effective after the initial issuance of the Preferred Stock, there is more than an insubstantial risk that we will not be entitled to treat the full liquidation preferences of the shares of Preferred Stock then outstanding as "Additional Tier 1 Capital" (or its equivalent) for purposes of the capital adequacy standards of Federal Reserve Regulation Q, 12 C.F.R. Part 217 (or, as and if applicable, the successor capital adequacy guidelines, rules or regulations of the Federal Reserve or the capital adequacy guidelines, rules or regulations of any successor appropriate federal banking agency), as then in effect and applicable, for as long as any share of Preferred Stock is outstanding.

Comparison of Financial Condition at December 31, 2022 and December 31, 2021

Total Assets. Total consolidated assets increased $658.5 million, or 39.8%, to $2.31 billion at December 31, 2022 from $1.65 billion at December 31, 2021. The increase in total assets is largely attributable to an increase of $509.9 million resulting from the purchases in held-to-maturity securities utilizing the $225.0 million received from the issuance of Preferred Stock to the Treasury pursuant to its ECIP. The increase in total assets is further impacted by increases of $188.0 million in net loans receivable (inclusive of a $116.70 million net decrease in PPP loans) $33.4 million in right of use assets, $18.7 million in FHLBNY stock, $16.2 million resulting from the purchase of available-for-sale securities and $12.3 million in deferred tax assets. This increase is partially offset by decreases of $99.5 million in cash and equivalents, $13.9 million in mortgage loans held for sale, at fair value and $6.2 million in other assets.

Cash and Cash Equivalents. Cash and cash equivalents decreased $99.5 million, or 64.7%, to $54.4 million at December 31, 2022, compared to $153.9 million at December 31, 2021. The decrease in cash and cash equivalents was primarily the result of purchases of securities, mostly held to maturity securities, net purchases of FHLBNY stock, an increase in net loans, a contribution to the Ponce De Leon Foundation and a decrease in advances of warehouse lines of credit. The decrease in cash and cash equivalents was offset from proceeds for the issuance of Preferred Stock to the Treasury, proceeds from advances from the FHLBNY, an increase in net deposits, proceeds from maturities/calls of securities and the sale of loans.

Securities. The composition of securities at December 31, 2022 and 2021 and the amounts maturing of each classification are summarized as follows:

	December 31, 2022		December 31, 2021	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(in thousands)			
Available-for-Sale Securities:				
U.S. Government Bonds:				
Amounts maturing:				
Three months or less	$ —	$ —	$ —	$ —
More than three months through one year	—	—	—	—
More than one year through five years	2,985	2,689	2,981	2,934
More than five years through ten years	—	—	—	—
	2,985	2,689	2,981	2,934
Corporate Bonds:				
Amounts maturing:				
Three months or less	—	—	—	—
More than three months through one year	—	—	—	—
More than one year through five years	4,000	3,710	4,445	4,381
More than five years through ten years	21,824	19,649	16,798	16,803
	25,824	23,359	21,243	21,184
Mortgage-Backed Securities	123,134	103,457	90,950	89,228
Total Available-for-Sale Securities	$ 151,943	$ 129,505	$ 115,174	$ 113,346
Held-to-Maturity Securities:				
U.S. Agency Bonds:				
Amounts maturing:				
Three months or less	$ —	$ —	$ —	$ —
More than three months through one year	—	—	—	—
More than one year through five years	35,000	34,620	—	—
More than five years through ten years	—	—	—	—
	35,000	34,620	—	—
Corporate Bonds:				
Amounts maturing:				
Three months or less	$ —	$ —	$ —	$ —
More than three months through one year	—	—	—	—
More than one year through five years	75,000	71,328	—	—
More than five years through ten years	7,500	7,410	—	—
	82,500	78,738	—	—
Mortgage-Backed Securities	393,320	382,493	934	914
Total Held-to-Maturity Securities	$ 510,820	$ 495,851	$ 934	$ 914

The Company securities portfolio increased $509.9 million in held-to-maturity and $16.2 million in available-for-sale during the year ended December 31, 2022. The increase was mainly attributable to $528.9 million in held-to-maturity securities and $58.4 million in available-for-sale securities that were purchased during the year ended December 31, 2022. The increase was offset primarily by $34.9 million in principal payments, $20.6 million in unrealized loss and two available-for-sale securities in the amount of $5.4 million that matured and/or were called during the year ended December 31, 2022. There were no held-to-maturity securities and available-for-sale securities sold during the years ended December 31, 2022.

During the year ended December 31, 2022, the Company invested primarily in held-to-maturity securities utilizing the $225.0 million the Company received from the issuance of preferred stock to the Treasury pursuant to its ECIP and from cash received from deposits made by its customers.

Gross Loans Receivable. The composition of gross loans receivable at December 31, 2022 and 2021 and the percentage of each classification to total loans are summarized as follows:

	December 31, 2022		December 31, 2021		Increase (Decrease)	
	Amount	Percent	Amount	Percent	Dollars	Percent
			(Dollars in thousands)			
Mortgage loans:						
1-4 Family residential						
Investor-Owned	$ 343,968	22.6%	$ 317,304	24.1%	$ 26,664	8.4%
Owner-Occupied	134,878	8.8%	96,947	7.3%	37,931	39.1%
Multifamily residential	494,667	32.4%	348,300	26.3%	146,367	42.0%
Nonresidential properties	308,043	20.2%	239,691	18.1%	68,352	28.5%
Construction and land	185,018	12.1%	134,651	10.2%	50,367	37.4%
Total mortgage loans	1,466,574	96.1%	1,136,893	86.0%	329,681	29.0%
Nonmortgage loans:						
Business loans [1]	39,965	2.6%	150,512	11.4%	(110,547)	(73.5%)
Consumer loans [2]	19,129	1.3%	34,693	2.6%	(15,564)	(44.9%)
	59,094	3.9%	185,205	14.0%	(126,111)	(68.1%)
Total	$1,525,668	100.0%	$1,322,098	100.0%	$ 203,570	15.4%

(1) As of December 31, 2022 and 2021, business loans include $20.0 million and $136.8 million, respectively, of PPP loans.
(2) As of December 31, 2022 and 2021, consumer loans include $18.2 million and $33.9 million, respectively, of microloans originated by the Bank pursuant to its arrangement with Grain.

Allowance for loan losses were $34.6 million and $16.4 million at December 31, 2022 and 2021, respectively. Included in allowance for loan losses were $15.4 million and 1.4 million related to Grain at December 31, 2022 and 2021, respectively.

The following table presents the Company's PPP loans outstanding as of December 31, 2022:

State	Counties	Number of Loans	Aggregate Amount of Loans		Median Amount of Loans		Average Amount of Loans	
			(Dollars in thousands)					
New York	Albany	1	$	86	$	86	$	86
	Bronx	15		1,610		13		107
	Kings	15		15,147		21		1,010
	Nassau	2		27		14		14
	New York	12		1,363		18		114
	Queens	11		127		10		12
	Suffolk	2		20		10		10
	Westchester	2		17		8		9
	Total New York	60	$	18,397	$	15	$	307
New Jersey	Bergen	2	$	135	$	68	$	68
	Essex	4		33		5		8
	Hudson	3		952		441		317
	Monmouth	1		503		503		503
	Union	1		11		11		11
	Total New Jersey	11	$	1,634	$	15	$	149
	Total	71	$	20,031	$	15	$	282

The $203.6 million increase in the gross loan portfolio was primarily the result of an increase of $320.3 million in non-PPP loans, offset by a $116.7 million decrease in PPP loans at December 31, 2022 compared to December 31, 2021. Based on current internal loan reviews, the Company believes that the quality of our underwriting, our weighted average loan-to-value ratio of 58.6% and our customer selection processes have served us well and provided us with a reliable base with which to maintain a well-protected loan portfolio.

Commercial real estate loans, as defined by applicable banking regulations, include multifamily residential, nonresidential properties, and construction and land mortgage loans. At December 31, 2022 and 2021, approximately 6.4% and 7.9%, respectively, of the outstanding principal balance of the Bank's commercial real estate mortgage loans were secured by owner-occupied commercial real estate. Owner-occupied commercial real estate is similar in many ways to commercial and industrial lending in that these loans are generally made to businesses predominantly on the basis of the cash flows of the business rather than on valuation of the real estate.

Banking regulations have established guidelines relating to the amount of construction and land mortgage loans and investor-owned commercial real estate mortgage loans of 100% and 300% of total risk-based capital, respectively. Should a bank's ratios be in excess of these guidelines, banking regulations generally require an increased level of monitoring in these lending areas by bank management. The Bank's policy is to operate within the 100% guideline for construction and land mortgage loans and up to 400% for investor owned commercial real estate mortgage loans. Both ratios are calculated by dividing certain types of loan balances for each of the two categories by the Bank's total risk-based capital. At December 31, 2022 and 2021, the Bank's construction and land mortgage loans as a percentage of total risk-based capital was 38.5% and 79.6%, respectively. Investor owned commercial real estate mortgage loans as a percentage of total risk-based capital was 194.0% and 396.2% as of December 31, 2022 and 2021, respectively. At December 31, 2022, the Bank was within the 100% guideline for construction and land mortgage loans and the 300% guideline for investor owned commercial real estate mortgage loans established by banking regulators. Management believes that it has established the appropriate level of controls to monitor the Bank's lending in these areas.

Mortgage Loans Held For Sale. Mortgage loans held for sale, at fair value, at December 31, 2022 decreased $13.9 million to $2.0 million from $15.8 million at December 31, 2021.

Deposits. The composition of deposits at December 31, 2022 and 2021 and changes in dollars and percentages are summarized as follows:

| | December 31, 2022 | | December 31, 2021 | | Increase (Decrease) | |
	Amount	Percent of Total	Amount	Percent of Total	Dollars	Percent
			(Dollars in thousands)			
Demand	$ 289,149	23.1%	$ 274,956	22.8%	$ 14,193	5.2%
Interest-bearing deposits:						
NOW/IOLA accounts	24,349	1.9%	35,280	2.9%	(10,931)	(31.0%)
Money market accounts	317,815	25.4%	186,893	15.5%	130,922	70.1%
Reciprocal deposits	114,049	9.1%	143,221	11.9%	(29,172)	(20.4%)
Savings accounts	130,432	10.4%	134,887	11.2%	(4,455)	(3.3%)
Total NOW, money market, reciprocal and savings	586,645	46.8%	500,281	41.5%	86,364	17.3%
Certificates of deposit of $250K or more	70,113	5.6%	78,454	6.5%	(8,341)	(10.6%)
Brokered certificates of deposit [1]	98,754	7.9%	79,320	6.6%	19,434	24.5%
Listing service deposits [1]	35,813	2.9%	66,411	5.5%	(30,598)	(46.1%)
Certificates of deposit less than $250K	171,938	13.7%	205,294	17.1%	(33,356)	(16.2%)
Total certificates of deposit	376,618	30.1%	429,479	35.7%	(52,861)	(12.3%)
Total interest-bearing deposits	963,263	76.9%	929,760	77.2%	33,503	3.6%
Total deposits	$1,252,412	100.0%	$1,204,716	100.0%	$ 47,696	4.0%

(1) As of December 31, 2022 and 2021, there were $13.6 million and $29.0 million, respectively, in individual listing service deposits amounting to $250,000 or more. All brokered certificates of deposit individually amounted to less than $250,000.

When wholesale funding is necessary to complement the Company's core deposit base, management determines which source is best suited to address both liquidity risk and interest rate risk in line with management objectives. The Company's Interest Rate Risk Policy imposes limitations on overall wholesale funding and noncore funding reliance. The overall reliance on wholesale funding and noncore funding were within those policy limitations as of December 31, 2022 and 2021. The Management Asset/Liability Committee generally meets on a bi-weekly basis to review funding needs, if any, and to ensure the Company operates within the approved limitations.

Advances from FHLBNY. The Bank had outstanding borrowings at December 31, 2022 and 2021 of $517.4 million and $106.3 million, respectively. These borrowings are in the form of advances from the FHLBNY.

Warehouse Lines of Credit. At December 31, 2021, Mortgage World had maintained two warehouse lines of credit with financial institutions for the purpose of funding the origination and sale of residential mortgages. At December 31, 2021, Mortgage World utilized $15.1 million for funding of mortgage loans held for sale and had unused lines of credit of $14.9 million. At December 31, 2022, there was no remaining balance on such lines of credit. During the first quarter of 2022, Mortgage World became a division of the Bank and the Bank began funding these loans. At December 31, 2022, there was one warehouse line of credit with an unused commitment of $10.0 million. This line of credit was terminated on February 7, 2023. The other warehouse line of credit was terminated on March 31, 2022.

Stockholders' Equity. The Company's consolidated stockholders' equity increased $303.4 million, or 160.3%, to $492.7 million at December 31, 2022, from $189.3 million at December 31, 2021. This increase in stockholders' equity was largely attributable to the $225.0 million issuance of Preferred Stock to the Treasury pursuant to its ECIP and the $118.0 million received as a result of the sale of common stock in the conversion of the mutual holding company to a stock company.

Comparison of Results of Operations for the Years Ended December 31, 2022 and 2021

The discussion of the Company's results of operations for the years ended December 31, 2022 and 2021 are presented below. The results of operations for periods may not be indicative of future results.

Ponce Financial Group, Inc., as the successor by merger with PDL Community Bancorp Consolidated

The following table presents the results of operations for the periods indicated:

	For the Years Ended December 31,		Increase (Decrease)	
	2022	2021	Dollars	Percent
	(Dollars in thousands)			
Interest and dividend income	$ 82,752	$ 67,098	$ 15,654	23.3%
Interest expense	16,149	8,252	7,897	95.7%
Net interest income	66,603	58,846	7,757	13.2%
Provision for loan losses	24,046	2,717	21,329	785.0%
Net interest income after provision for loan losses	42,557	56,129	(13,572)	(24.2%)
Non-interest income	6,419	34,637	(28,218)	(81.5%)
Non-interest expense	85,822	57,142	28,680	50.2%
(Loss) income before income taxes	(36,846)	33,624	(70,470)	(209.6%)
(Benefit) provision for income taxes	(6,845)	8,209	(15,054)	(183.4%)
Net (loss) income	$ (30,001)	$ 25,415	$ (55,416)	(218.0%)
(Loss) earnings per share:				
Basic	$ (1.32)	$ 1.52	$ (2.84)	(187.1%)
Diluted	$ (1.32)	$ 1.51	$ (2.83)	(187.4%)

Net (Loss) Income. Net loss for the year ended December 31, 2022 was ($30.0) million compared to net income of $25.4 million for the year ended December 31, 2021. Loss per basic share and diluted share was ($1.32) for the year ended December 31, 2022 compared to earnings per basic share of $1.52 and earnings per diluted share of $1.51 for the year ended December 31, 2021. This variance was largely due to charges related to Grain and a contribution to the Ponce De Leon Foundation this year, gains on property sales last year versus a loss on equipment sale this year, higher compensation and occupancy expenses and a reduction on the income on sale of mortgage loans.

Interest and Dividend Income. Interest and dividend income increased $15.7 million, or 23.3%, to $82.8 million for the year ended December 31, 2022 from $67.1 million for the year ended December 31, 2021. Interest income on loans receivable, which is the Bank's primary source of income, increased $4.3 million, or 6.6% to $69.9 million for the year ended December 31, 2022 from $65.5 million for the year ended December 31, 2021. Interest and dividend income on securities, FHLBNY stock and deposits due from banks increased $11.3 million, or 722.9%, to $12.9 million for the year ended December 31, 2022 from $1.6 million for the year ended December 31, 2021.

The following table presents interest income on loans receivable for the periods indicated:

	For the Years Ended December 31,		Change	
	2022	2021	Amount	Percent
	(Dollars in thousands)			
1-4 Family residential	$ 21,406	$ 20,650	$ 756	3.7%
Multifamily residential	17,696	14,472	3,224	22.3%
Nonresidential properties	11,963	9,743	2,220	22.8%
Construction and land	10,443	8,256	2,187	26.5%
Business loans	4,860	9,444	(4,584)	(48.5%)
Consumer loans	3,497	2,967	530	17.9%
Total interest income on loans receivable	$ 69,865	$ 65,532	$ 4,333	6.6%

The following table presents interest and dividend income on securities and FHLBNY stock and deposits due from banks for the periods indicated:

	For the Years Ended December 31,		Change	
	2022	2021	Amount	Percent
	(Dollars in thousands)			
Interest on deposits due from banks	$ 713	$ 20	$ 693	3,465.0%
Interest on securities	11,709	1,267	10,442	824.2%
Dividend on FHLBNY stock	465	279	186	66.7%
Total interest and dividend income	$ 12,887	$ 1,566	$ 11,321	722.9%

Interest Expense. Interest expense increased $7.9 million, or 95.7%, to $16.1 million for the year ended December 31, 2022 from $8.3 million for the year ended December 31, 2021, primarily due to lower market interest rates.

	For the Years Ended December 31,		Change	
	2022	2021	Amount	Percent
	(Dollars in thousands)			
Certificates of deposit	$ 3,477	$ 4,244	$ (767)	(18.1%)
Money market	6,275	1,168	5,107	437.2%
Savings	128	146	(18)	(12.3%)
NOW/IOLA	65	109	(44)	(40.4%)
Advance payments by borrowers	5	4	1	25.0%
Borrowings	6,199	2,581	3,618	140.2%
Total interest expense	$ 16,149	$ 8,252	$ 7,897	95.7%

Net Interest Income. Net interest income increased $7.8 million, or 13.2%, to $66.6 million for the year ended December 31, 2022 from $58.8 million for the year ended December 31, 2021. The $7.8 million increase in net interest income for the year ended December 31, 2022 compared to the year ended December 31, 2021 was attributable to an increase of $15.7 million in interest and dividend income primarily due to increases in average loans receivable and interest and dividend on securities and FHLBNY stock and deposits due from banks, offset by an increase of $7.9 million in interest expense due primarily to a higher average cost of funds on interest bearing liabilities.

Net interest rate spread decreased by 63 basis point to 3.27% for the year ended December 31, 2022 from 3.90% for the year ended December 31, 2021. The decrease in the net interest rate spread for the year ended December 31, 2022 compared to the year ended December 31, 2021 was primarily due to an increase in the average rates paid on interest-bearing liabilities of 59 basis points to 1.39% for the year ended December 31, 2022 from 0.80% for the year ended December 31, 2021 and a decrease in the average yields on interest-earning assets of 4 basis points to 4.66% for the year ended December 31, 2022 from 4.70% for the year ended December 31, 2021.

Net interest margin increased 38 basis points for the year ended December 31, 2022, to 3.75% from 4.13% for the year ended December 31, 2021, reflecting an increase in interest and the decrease in amortization of fee income from our PPP lending offset by our organic loan growth.

The Federal Reserve raised the target range for the federal funds rate by 25 basis points to 4.50%-4.75% during its January 31, 2023 to February 1, 2023 meeting, the eighth consecutive rate hike since March 2022, and pushing borrowing costs to the highest level since 2007. The Federal Reserve has signaled that there will likely be additional federal funds interest rate increases. The recent increase and the anticipated increases are in response to inflation rising at a rate not seen in over 40 years. Because of this rising rate environment, the speed with which it is anticipated to be implemented, the significant competitive pressures in our markets and the potential negative impact of these factors on our deposit and loan pricing, our net interest margin may be negatively impacted. Our net interest income may also be negatively impacted if the demand for loans decreases due to the rate increases, alone or in tandem with the concurrent inflationary pressures. We may be negatively impacted if we are unable to appropriately time adjustments to our funding costs and the rates we earn on our loans. The Bank believes it is well positioned to withstand this rising interest rate environment in the near term as it is asset sensitive.

Non-Interest Income. Non-interest income decreased $28.2 million, or 81.5%, to $6.4 million for the year ended December 31, 2022 from $34.6 million for the year ended December 31, 2021.

The following table presents non-interest income for the periods indicated:

| | For the Years Ended December 31, | | Change | |
| | 2022 | 2021 | Amount | Percent |
	(Dollars in thousands)			
Service charges and fees	$ 1,830	$ 1,657	$ 173	10.4%
Brokerage commissions	1,020	1,324	(304)	(23.0%)
Late and prepayment charges	623	1,207	(584)	(48.4%)
Income on sale of mortgage loans	741	5,265	(4,524)	(85.9%)
Loan origination	1,286	3,021	(1,735)	(57.4%)
(Loss) gain on sale of premises and equipment	(436)	20,270	(20,706)	(102.2%)
Other	1,355	1,893	(538)	(28.4%)
Total non-interest income	$ 6,419	$ 34,637	$ (28,218)	(81.5%)

Non-Interest Expense. Non-interest expense increased $28.7 million, or 50.2%, to $85.8 million for the year ended December 31, 2022 from $57.1 million for the year ended December 31, 2021. The increase was primarily due to an aggregate $16.9 million write-off and write-down related to the Grain Receivable, net of recoveries, $1.0 million write-off of the Company's investment in Grain, $5.0 million contribution to the Ponce De Leon Foundation and an increase of $4.7 million in compensation and benefits related to new hires and a reduction of nonrecurring expense amortization related to PPP loans.

The following table presents non-interest expense for the periods indicated:

| | For the Years Ended December 31, | | Change | |
| | 2022 | 2021 | Amount | Percent |
	(Dollars in thousands)			
Compensation and benefits	$ 27,914	$ 23,262	$ 4,652	20.0%
Occupancy and equipment	13,968	11,328	2,640	23.3%
Data processing expenses	3,779	3,015	764	25.3%
Direct loan expenses	2,487	3,888	(1,401)	(36.0%)
Insurance and surety bond premiums	870	585	285	48.7%
Office supplies, telephone and postage	1,555	2,054	(499)	(24.3%)
Professional fees	5,904	7,629	(1,725)	(22.6%)
Contribution to the Ponce De Leon Foundation	4,995	—	4,995	—%
Grain write-off and write-down	17,940	—	17,940	—%
Marketing and promotional expenses	593	206	387	187.9%
Directors fees	368	285	83	29.1%
Regulatory assessment	337	323	14	4.3%
Other operating expenses	5,112	4,567	545	11.9%
Total non-interest expense	$ 85,822	$ 57,142	$ 28,680	50.2%

Income Tax Provision. The Company had a benefit for income taxes of ($6.8) million for the year ended December 31, 2022 compared to a provision for income taxes of $8.2 million for the year ended December 31, 2021, resulting in effective tax rates of 18.6% and 24.4%, respectively. The decrease in the effective tax rate is attributable to an increase of $5.6 million in the valuation allowance related to the unused non-deductible portion of the remaining charitable contribution deduction.

Average Balance Sheets

The following table sets forth average outstanding balances, average yields and rates, and certain other information for the periods indicated. No tax-equivalent yield adjustments have been made, as the effects would be immaterial. Average balances are derived from average daily balances. Non-accrual loans were included in the computation of average balances. The yields set forth below include the effect of deferred fees, discounts, and premiums that are amortized or accreted to interest income or interest expense.

	For the Years Ended December 31,					
	2022			2021		
	Average Outstanding Balance	Interest	Average Yield/Rate	Average Outstanding Balance	Interest	Average Yield/Rate [1]
	(Dollars in thousands)					
Interest-earning assets:						
Loans [1]	$1,375,723	69,865	5.08%	$1,312,505	$ 65,532	4.99%
Securities [2]	357,446	11,709	3.28%	62,908	1,267	2.01%
Other [3]	44,160	1,178	2.67%	51,156	299	0.58%
Total interest-earning assets	1,777,329	82,752	4.66%	1,426,569	67,098	4.70%
Non-interest-earning assets	164,324			89,152		
Total assets	$1,941,653			$1,515,721		
Interest-bearing liabilities:						
NOW/IOLA	$ 30,151	$ 65	0.22%	$ 30,851	$ 109	0.35%
Money market	393,555	6,275	1.59%	310,611	1,168	0.38%
Savings	138,137	128	0.09%	133,244	146	0.11%
Certificates of deposit	382,022	3,477	0.91%	430,164	4,244	0.99%
Total deposits	943,865	9,945	1.05%	904,870	5,667	0.63%
Advance payments by borrowers	11,514	5	0.04%	10,106	4	0.04%
Borrowings	206,969	6,199	3.00%	121,319	2,581	2.13%
Total interest-bearing liabilities	1,162,348	16,149	1.39%	1,036,295	8,252	0.80%
Non-interest-bearing liabilities:						
Non-interest-bearing demand	344,505	—		287,008	—	
Other non-interest-bearing liabilities	33,225	—		17,763	—	
Total non-interest-bearing liabilities	377,730	—		304,771	—	
Total liabilities	1,540,078	16,149		1,341,066	8,252	
Total equity	401,575			174,655		
Total liabilities and total equity	$1,941,653		1.39%	$1,515,721		0.80%
Net interest income		$ 66,603			$ 58,846	
Net interest rate spread [4]			3.27%			3.90%
Net interest-earning assets [5]	$ 614,981			$ 390,274		
Net interest margin [6]			3.75%			4.13%
Average interest-earning assets to interest-bearing liabilities			152.91%			137.66%

(1) Loans include loans and mortgage loans held for sale, at fair value.

(2) Securities include available-for-sale securities and held-to-maturity securities.

(3) Includes FHLBNY demand account and FHLBNY stock dividends.

(4) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate of interest-bearing liabilities.

(5) Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.

(6) Net interest margin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis

The following table presents the effects of changing rates and volumes on the Company's net interest income for the periods indicated. The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The total column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately based on the changes due to rate and the changes due to volume.

	For the Years Ended December 31, 2022 vs. 2021				
	Increase (Decrease) Due to			Total Increase (Decrease)	
	Volume		Rate		
	(In thousands)				
Interest-earning assets:					
Loans [1]	$	3,156	$	1,177	$	4,333
Securities [2]		5,932		4,510		10,442
Other		(41)		920		879
Total interest-earning assets		9,047		6,607		15,654
Interest-bearing liabilities:					
NOW/IOLA		(2)		(42)		(44)
Money market		312		4,795		5,107
Savings		5		(23)		(18)
Certificates of deposit		(475)		(292)		(767)
Total deposits		(160)		4,438		4,278
Borrowings		1,822		1,796		3,618
Total interest-bearing liabilities		1,662		6,234		7,896
Change in net interest income	$	7,385	$	373	$	7,758

(1)   Loans include loans and mortgage loans held for sale, at fair value.
(2)   Securities include available-for-sale securities and held-to-maturity securities.

Management of Market Risk

General. The most significant form of market risk is interest rate risk because, as a financial institution, the majority of the Bank's assets and liabilities are sensitive to changes in interest rates. Therefore, a principal part of our operations is to manage interest rate risk and limit the exposure of its financial condition and results of operations to changes in market interest rates. The Bank's Asset/Liability Management Committee is responsible for evaluating the interest rate risk inherent in the Bank's assets and liabilities, for determining the level of risk that is appropriate, given the business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with policies and guidelines approved by the Board of Directors. The Bank currently utilizes a third-party modeling solution that is prepared on a quarterly basis, to evaluate its sensitivity to changing interest rates, given the Bank's business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the Board of Directors.

The Bank does not engage in hedging activities, such as engaging in futures, options or swap transactions, or investing in high-risk mortgage derivatives, such as collateralized mortgage obligation residual interests, real estate mortgage investment conduit residual interests or stripped mortgage backed securities. Mortgage World did not engage in hedging activities to cover the risks of interest rate movements while it held mortgages for sale. The then low mortgage interest rates and their limited volatility had effectively mitigated such risks.

Net Interest Income Simulation Models. Management utilizes a respected, sophisticated third party designed asset liability modeling software that measures the Bank's earnings through simulation modeling. Earning assets, interest-bearing liabilities and off-balance sheet financial instruments are combined with forecasts of interest rates for the next 12 months and are combined with other factors in order to produce various earnings simulations over that same 12-month period. To limit interest rate risk, the Bank has policy guidelines for earnings risk which seek to limit the variance of net interest income in both gradual and instantaneous changes to interest rates. As of December 31, 2022, in the event of an instantaneous upward and downward change in rates from management's interest rate forecast over the next twelve months, assuming a static balance sheet, the following estimated changes are calculated:

Rate Shift (1)	Net Interest Income Year 1 Forecast	Year 1 Change from Level
	(Dollars in thousands)	
+400	$ 61,821	(7.07%)
+300	63,049	(5.22%)
+200	64,168	(3.54%)
+100	65,376	(1.72%)
Level	66,521	— %
-100	68,213	2.54%

(1) Assumes an instantaneous uniform change in interest rates at all maturities.

Although an instantaneous and severe shift in interest rates was used in this analysis to provide an estimate of exposure under these scenarios, management believes that a gradual shift in interest rates would have a more modest impact. Further, the earnings simulation model does not take into account factors such as future balance sheet growth, changes in product mix, changes in yield curve relationships, and changing product spreads that could alter any potential adverse impact of changes in interest rates.

The behavior of the deposit portfolio in the baseline forecast and in alternate interest rate scenarios set out in the table above is a key assumption in the projected estimates of net interest income. The projected impact on net interest income in the table above assumes no change in deposit portfolio size or mix from the baseline forecast in alternative rate environments. In higher rate scenarios, any customer activity resulting in the replacement of low-cost or noninterest-bearing deposits with higher-yielding deposits or market-based funding would reduce the benefit in those scenarios.

At December 31, 2022, the earnings simulation model indicated that the Bank was in compliance with the Board of Directors approved Interest Rate Risk Policy.

Economic Value of Equity Model. While earnings simulation modeling attempts to determine the impact of a changing rate environment to net interest income, the Economic Value of Equity Model ("EVE") measures estimated changes to the economic values of assets, liabilities and off-balance sheet items as a result of interest rate changes. Economic values are determined by discounting expected cash flows from assets, liabilities and off-balance sheet items, which establishes a base case EVE. Rates are then shocked as prescribed by the Interest Rate Risk Policy to measure the sensitivity in EVE values for each of those shocked rate scenarios versus the base case. The Interest Rate Risk Policy sets limits for those sensitivities. At December 31, 2022, the EVE modeling calculated the following estimated changes in EVE due to instantaneous upward and downward changes in rates:

Change in Interest Rates (basis points) (1)	Estimated EVE (2)	Estimated Increase (Decrease) in EVE		EVE as a Percentage of Present Value of Assets (3)	
		Amount	Percent	EVE Ratio (4)	Increase (Decrease) (basis points)
		(Dollars in thousands)			
+400	$ 406,087	$ (77,816)	(16.08%)	19.67%	(1,608)
+300	425,907	(57,996)	(11.99%)	20.17%	(1,199)
+200	445,802	(38,101)	(7.87%)	20.63%	(787)
+100	465,702	(18,201)	(3.76%)	21.08%	(376)
Level	483,903	—	—%	21.43%	—
-100	526,663	42,760	8.84%	22.56%	884

(1) Assumes an instantaneous uniform change in interest rates at all maturities.

(2) EVE is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.

(3) Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.

(4) EVE Ratio represents EVE divided by the present value of assets.

Although an instantaneous and severe shift in interest rates was used in this analysis to provide an estimate of exposure under these scenarios, management believes that a gradual shift in interest rates would have a more modest impact. Since EVE measures the discounted present value of cash flows over the estimated lives of instruments, the change in EVE does not directly correlate to the degree that earnings would be impacted over a shorter time horizon (i.e., the current year). Further, EVE does not take into account factors such as future balance sheet growth, changes in product mix, changes in yield curve relationships and changing product spreads that could alter the adverse impact of changes in interest rates.

At December 31, 2022, the EVE model indicated that the Bank was in compliance with the Board of Directors approved Interest Rate Risk Policy.

Most Likely Earnings Simulation Models. Management also analyzes a most-likely earnings simulation scenario that projects the expected change in rates based on a forward yield curve adopted by management using expected balance sheet volumes forecasted by management. Separate growth assumptions are developed for loans, investments, deposits, etc. Other interest rate scenarios analyzed by management may include delayed rate shocks, yield curve steepening or flattening, or other variations in rate movements to further analyze or stress the balance sheet under various interest rate scenarios. Each scenario is evaluated by management and weighted to determine the most likely result. These processes assist management to better anticipate financial results and, as a result, management may determine the need to review other operating strategies and tactics which might enhance results or better position the balance sheet to reduce interest rate risk going forward.

Each of the above analyses may not, on its own, be an accurate indicator of how net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as interest rate caps and floors) which limit changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the maturity of certain instruments. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates. The Asset/Liability Committee reviews each of the above interest rate sensitivity analyses along with several different interest rate scenarios as part of its responsibility to provide a satisfactory, consistent level of profitability within the framework of established liquidity, loan, investment, borrowing and capital policies.

Management's model governance, model implementation and model validation processes and controls are subject to review in the Bank's regulatory examinations to ensure they are in compliance with the most recent regulatory guidelines and industry and regulatory practices. Management utilizes a respected, sophisticated third party designed asset liability modeling software to help ensure implementation of management's assumptions into the model are processed as intended in a robust manner. That said, there are numerous assumptions regarding financial instrument behaviors that are integrated into the model. The assumptions are formulated by combining observations gleaned from the Bank's historical studies of financial instruments and the best estimations of how, if at all, these instruments may behave in the future given changes in economic conditions, technology, etc. These assumptions may prove to be inaccurate. Additionally, given the large number of assumptions built into Bank's asset liability modeling software, it is difficult, at best, to compare its results to other banks.

The Asset/Liability Management Committee may determine that the Company should over time become more or less asset or liability sensitive depending on the underlying balance sheet circumstances and its conclusions regarding interest rate fluctuations in future periods. The historically low benchmark federal funds interest rate of the last several years implemented in response the turmoil resulting from COVID-19 pandemic has ended. The Federal Reserve Board increased the benchmark federal funds interest rate by 25 basis points its January 31, 2023 to February 1, 2023 meeting. The Federal Reserve Board has signaled that there will likely be additional federal funds interest rate increases. The recent increase and the anticipated increases are in response to inflation rising at a rate not seen in over 40 years. Because of this rising rate environment, the speed with which it is anticipated to be implemented, the significant competitive pressures in our markets and the potential negative impact of these factors on our deposit and loan pricing, our net interest margin may be negatively impacted. Our net interest income may also be negatively impacted if the demand for loans decreases due to the rate increases, alone or in tandem with the concurrent inflationary pressures. We may be negatively impacted if we are unable to appropriately time adjustments to our funding costs and the rates we earn on our loans. The Bank believes it is well positioned to withstand this rising interest rate environment in the near term as it is asset sensitive.

GAP Analysis. In addition, management analyzes interest rate sensitivity by monitoring the Bank's interest rate sensitivity "gap." The interest rate sensitivity gap is the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest bearing-liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets maturing or repricing during a period exceeds the amount of interest rate sensitive liabilities maturing or repricing during the same period, and a gap is considered negative when the amount of interest rate sensitive liabilities maturing or repricing during a period exceeds the amount of interest rate sensitive assets maturing or repricing during the same period.

The following table sets forth the Company's interest-earning assets and its interest-bearing liabilities at December 31, 2022, which are anticipated to reprice or mature in each of the future time periods shown based upon certain assumptions. The amounts of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2022, on the basis of contractual maturities, anticipated prepayments and scheduled rate adjustments. The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and as a result of contractual rate adjustments on adjustable-rate loans.

	December 31, 2022 Time to Repricing								
	Zero to 90 Days	Zero to 180 Days	Zero Days to One Year	Zero Days to Two Years	Zero Days to Five Years	Five Years Plus	Total Earning Assets & Costing Liabilities	Non Earning Assets & Non Costing Liabilities	Total
	(Dollars in thousands)								
Assets:									
Interest-bearing deposits in banks	$ 20,286	$ 20,286	$ 20,286	$ 20,286	$ 20,286	$ —	$ 20,286	$ 34,074	$ 54,360
Securities [1]	21,817	56,680	87,373	185,290	442,280	224,760	667,040	(26,715)	640,325
Placements with banks	1,494	1,494	1,494	1,494	1,494	—	1,494	—	1,494
Net loans (includes LHFS)	146,397	239,265	372,573	560,220	1,400,720	111,402	1,512,122	(17,016)	1,495,106
FHLBNY stock	24,665	24,665	24,665	24,665	24,665	—	24,665	(4)	24,661
Other assets	—	—	—	—	—	—	—	96,043	96,043
Total	$ 214,659	$ 342,390	$ 506,391	$ 791,955	$ 1,889,445	$ 336,162	$ 2,225,607	$ 86,382	$ 2,311,989
Liabilities:									
Non-maturity deposits	$ 31,380	$ 62,760	$ 125,520	$ 251,041	$ 558,631	$ 73,985	$ 632,616	$ 243,178	$ 875,794
Certificates of deposit	59,736	103,461	196,339	245,796	376,618	—	376,618	—	376,618
Other liabilities	159,600	177,375	184,375	234,375	467,375	50,000	517,375	49,502	566,877
Total liabilities	250,716	343,596	506,234	731,212	1,402,624	123,985	1,526,609	292,680	1,819,289
Capital	—	—	—	—	—	—	—	492,700	492,700
Total liabilities and capital	$ 250,716	$ 343,596	$ 506,234	$ 731,212	$ 1,402,624	$ 123,985	$ 1,526,609	$ 785,380	$ 2,311,989
Asset/liability gap	$ (36,057)	$ (1,206)	$ 157	$ 60,743	$ 486,821	$ 212,177	$ 698,998		
Gap/assets ratio	85.62%	99.65%	100.03%	108.31%	134.71%	271.13%	145.79%		

(1)   Includes available-for-sale securities and held-to-maturity securities.

The following table sets forth the Company's interest-earning assets and its interest-bearing liabilities at December 31, 2021, which are anticipated to reprice or mature in each of the future time periods shown based upon certain assumptions. The amounts of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2021, on the basis of contractual maturities, anticipated prepayments and scheduled rate adjustments.

The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and as a result of contractual rate adjustments on adjustable-rate loans.

	December 31, 2021 Time to Repricing								
	Zero to 90 Days	Zero to 180 Days	Zero Days to One Year	Zero Days to Two Years	Zero Days to Five Years	Five Years Plus	Total Earning Assets & Costing Liabilities	Non Earning Assets & Non Costing Liabilities	Total
	(Dollars in thousands)								
Assets:									
Interest-bearing deposits in banks	$ 153,894	$ 153,894	$ 153,894	$ 153,894	$ 153,894	$ —	$ 153,894	$ —	$ 153,894
Securities (1)	4,993	8,939	16,365	33,316	79,592	36,678	116,270	(1,990)	114,280
Placement with banks	2,490	2,490	2,490	2,490	2,490	—	2,490	—	2,490
Net loans (includes LHFS)	166,991	276,112	446,737	670,281	1,249,032	60,472	1,309,504	11,410	1,320,914
FHLBNY stock	6,005	6,005	6,005	6,005	6,005	—	6,005	(4)	6,001
Other assets	—	—	—	—	—	—	—	55,931	55,931
Total	$ 334,373	$ 447,440	$ 625,491	$ 865,986	$ 1,491,013	$ 97,150	$ 1,588,163	$ 65,347	$ 1,653,510
Liabilities:									
Non-maturity deposits	$ 17,858	$ 35,716	$ 71,433	$ 142,867	$ 310,403	$ 71,224	381,627	$ 393,610	$ 775,237
Certificates of deposit	73,838	143,956	255,074	303,917	425,479	4,000	429,479	—	429,479
Other liabilities	12,880	12,880	47,880	106,255	106,255	—	106,255	153,283	259,538
Total liabilities	104,576	192,552	374,387	553,039	842,137	75,224	917,361	546,893	1,464,254
Capital	—	—	—	—	—	—	—	189,256	189,256
Total liabilities and capital	$ 104,576	$ 192,552	$ 374,387	$ 553,039	$ 842,137	$ 75,224	$ 917,361	$ 736,149	$ 1,653,510
Asset/liability gap	$ 229,797	$ 254,888	$ 251,104	$ 312,947	$ 648,876	$ 21,926	$ 670,802		
Gap/assets ratio	319.74%	232.37%	167.07%	156.59%	177.05%	129.15%	173.12%		

(1)   Includes available-for-sale securities and held-to-maturity securities.

Certain shortcomings are inherent in the methodologies used in the above interest rate risk measurements. Modeling changes require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the net interest income and EVE tables presented assume that the composition of the interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the net interest income and EVE tables provide an indication of the interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on net interest income and EVE and will differ from actual results. Furthermore, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Additionally, certain assets, such as adjustable-rate loans, have features that restrict changes in interest rates both on a short-term basis and over the life of the asset.

In the event of changes in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the gap table.

Interest rate risk calculations also may not reflect the fair values of financial instruments. For example, decreases in market interest rates can increase the fair values of loans, deposits and borrowings.

Liquidity and Capital Resources

Liquidity describes the ability to meet the financial obligations that arise in the ordinary course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of the Company's customers and to fund current and future planned expenditures. The primary sources of funds are deposits, principal and interest payments on loans and available-for-sale securities and proceeds from the sale of loans. The Bank also has access to borrow from the FHLBNY. At December 31, 2022 and 2021, the Bank had $517.4 million and $106.3 million, respectively, of term and overnight outstanding advances from the FHLBNY, and also had a guarantee from the FHLBNY through letters of credit of up to $21.5 million, both as of December 31, 2022 and 2021. At December 31, 2022 and 2021, there was eligible collateral of approximately $478.8 million and $362.3 million, respectively, in mortgage loans available to secure advances from the FHLBNY. The Bank also has two unsecured lines of credit totaling $90.0 million and $25.0 million with two correspondent banks, under which there was nothing outstanding at December 31, 2022 and 2021, respectively. The Bank did not have any outstanding securities sold under repurchase agreements with brokers as of December 31, 2022 and 2021. As of December 31, 2021, Mortgage World maintained two warehouse lines of credit with financial institutions for the purpose of funding the origination and sale of residential mortgage loans, with maximum credit lines of $30.0 million, of which $15.1 million was utilized, with $14.9 million remaining unused. As of December 31, 2022, Mortgage World was a division of the Bank and the Bank was funding these loans.

Although maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by market interest rates, economic conditions, and competition. The most liquid assets are cash and interest-bearing deposits in banks. The levels of these assets are dependent on operating, financing, lending, and investing activities during any given period.

Net cash provided by operating activities was $9.8 million and $18.6 million for the years ended December 31, 2022 and 2021, respectively. Net cash used in investing activities, which consists primarily of disbursements for loan originations, purchases of new securities, and purchase of equipment offset by principal collections on loans, proceeds from maturing securities and pay downs on mortgage-backed securities, and proceeds from the sale of real estate was ($777.1) million and ($211.1) million for the years ended December 31, 2022 and 2021, respectively. Net cash provided by financing activities, consisting of issuance of Preferred Stock, activities in deposit accounts, advances, contribution to the Ponce De Leon Foundation and repurchase and sale of shares as treasury stock, was $667.7 million and $274.4 million for the years ended December 31, 2022 and 2021, respectively.

Based on the Company's current assessment of the economic impact of rising interest rates, the Russia-Ukraine conflict and current global and regional market conditions on its borrowers, management has determined that these may be a detriment to borrowers' ability to repay in the short-term and that the likelihood of long-term detrimental effects will depend significantly on the resolution of these factors and the resumption of normalized economic activities, a factor not yet determinable. The Bank's management also took steps to enhance the Company's liquidity position by increasing its on balance sheet cash and cash equivalents position in order to meet unforeseen liquidity events and to fund upcoming funding needs.

At December 31, 2022 and 2021, all regulatory capital requirements were met, resulting in the Company and the Bank being categorized as well capitalized at December 31, 2022 and 2021. Management is not aware of any conditions or events that would change this categorization.

Material Cash Requirements

Commitments. As a financial services provider, the Company routinely is a party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit and unused lines of credit. Although these contractual obligations represent the Company's future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval process accorded to loans originated. At December 31, 2022 and 2021, the Company had outstanding commitments to originate loans, and extend credit of $284.1 million and $220.5 million, respectively.

It is anticipated that the Company will have sufficient funds available to meet its current lending commitments. Certificates of deposits that are scheduled to mature in less than one year from December 31, 2022 totaled $196.3 million. Management expects that a substantial portion of the maturing time deposits will be renewed. However, if a substantial portion of these deposits are not retained, the Company may utilize FHLBNY advances, unsecured credit lines with correspondent banks, or raise interest rates on deposits to attract new accounts, which may result in higher levels of interest expense.

Contractual Obligations. In the ordinary course of its operations, the Company enters into certain contractual obligations. Such obligations include data processing services, operating leases for premises and equipment, agreements with respect to borrowed funds and deposit liabilities.

The following table summarizes our contractual obligations as of December 31, 2022 for the periods indicated below:

| | Total | For the Years Ending December 31, | | | | | |
		2023	2024	2025	2026	2027	Thereafter
				(in thousands)			
Operating leases	$ 47,211	$ 3,785	$ 3,833	$ 3,635	$ 3,422	$ 3,495	$ 29,041
Vendor obligations (1)	30,363	6,860	5,645	4,492	4,462	4,452	4,452
Advances from FHLBNY	511,375	178,375	50,000	50,000	—	—	233,000
Certificates of deposit	376,618	196,342	49,457	41,169	42,165	47,485	—
Total contractual obligation	$965,567	$385,362	$108,935	$ 99,296	$ 50,049	$ 55,432	$ 266,493

(1) Amounts are for data processing services and service implementation.

The obligations related to our uncertain tax positions, which are not considered material, have been excluded from the table above because of the uncertainty surrounding the timing and final amounts of settlement, if any.

Other Material Cash Requirements. In addition to contractual obligations, the Company's material cash requirements also includes compensation and benefits expenses for its employees, which were $27.9 million the year ended December 31, 2022. The Company also has material cash requirements for occupancy and equipment expenses, excluding depreciation and amortization of $1.8 million, related to rental expenses, general maintenance and cleaning supplies, guard services, software licenses and other miscellaneous expenses, which were $12.1 million the year ended December 31, 2022.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Information regarding quantitative and qualitative disclosures about market risk appears under Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Management of Market Risk."

Item 8. Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Ponce Financial Group, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial condition of Ponce Financial Group, Inc., as the successor by merger with PDL Community Bancorp and Subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive (loss) income, stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Allowance for Loan Losses

Critical Audit Matter Description

As discussed in Notes 1 and 5 to the consolidated financial statements, the Company's allowance for loan losses was approximately $34,592,000 as of December 31, 2022. The allowance for loan losses is a valuation allowance for probable incurred credit losses and consists of a specific and a general component for the allowance. The general allowance for loan losses is evaluated by segregating loans into homogenous pools and calculating a reserve based on historical loss experience adjusted by qualitative factors.

The qualitative factors are evaluated on a regular basis by management and are based upon management's periodic review of items including: changes in the nature, volume and terms of the portfolio; levels of and trends in delinquencies and impaired loans; effects of any changes in the quality of the loan review system; other changes in lending policies, procedures and practices; experience, ability and depth of lending management and staff; national and local economic trends and business conditions; industry conditions; change to the value of underlying collateral; and effects of changes in credit concentrations. Considering the significant estimation and judgment required by management in determining adjustments for loan losses, our audit of the allowance for loan losses and the related disclosures required a high degree of auditor judgment regarding the qualitative adjustments.

How the Critical Matter Was Addressed in the Audit

Our audit procedures related to the allowance for loan loss included the following, among others:

- We tested the effectiveness of controls over the Company's allowance for loan loss analysis, controls over loan charge-off activity, loan risk ratings and including additional considerations with respect to current economic conditions and management's review of the adequacy of the allowance for loan loss.

- We substantively tested the accuracy and reliability of the underlying data on which the qualitative adjustments were based.

- We substantively tested the mathematical accuracy of (i) the historical charge-off activity, (ii) the quantitative measure of the qualitative loss factors, and (iii) the overall calculation of the allowance for loan losses.

- We evaluated analytics and trends of the overall allowance loan loss analysis to assess for reasonableness.

- We evaluated management's judgement and assumptions used in the development of the qualitative adjustments for reasonableness.

/s/ Mazars USA LLP
We have served as the Company's auditor since 2013.

New York, New York
March 21, 2023

Consolidated Statements of Financial Condition
December 31, 2022 and 2021
(Dollars in thousands, except share data)

	December 31, 2022	December 31, 2021
ASSETS		
Cash and cash equivalents (Note 3):		
Cash	$ 34,074	$ 98,954
Interest-bearing deposits in banks	20,286	54,940
Total cash and cash equivalents	54,360	153,894
Available-for-sale securities, at fair value (Note 4)	129,505	113,346
Held-to-maturity securities, at amortized cost (fair value 2022 $495,851; 2021 $914) (Note 4)	510,820	934
Placements with banks	1,494	2,490
Mortgage loans held for sale, at fair value	1,979	15,836
Loans receivable, net of allowance for loan losses - 2022 $34,592; 2021 $16,352 (Note 5)	1,493,127	1,305,078
Accrued interest receivable	15,049	12,362
Premises and equipment, net (Note 6)	17,446	19,617
Right of use assets (Note 7)	33,423	—
Federal Home Loan Bank of New York (FHLBNY) stock, at cost	24,661	6,001
Deferred tax assets (Note 10)	16,137	3,820
Other assets	13,988	20,132
Total assets	$ 2,311,989	$ 1,653,510
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Deposits (Note 8)	$ 1,252,412	$ 1,204,716
Operating lease liabilities	34,532	—
Accrued interest payable	1,390	228
Advance payments by borrowers for taxes and insurance	9,724	7,657
Advances from the FHLBNY and others (Note 9)	517,375	106,255
Warehouse lines of credit (Note 9)	—	15,090
Mutual holding company conversion subscription liabilities	—	122,000
Other liabilities	3,856	8,308
Total liabilities	1,819,289	1,464,254
Commitments and contingencies (Note 13)		
Stockholders' Equity:		
Preferred stock, $0.01 par value; 100,000,000 shares authorized, 225,000 shares issued and outstanding as of December 31, 2022. None were issued and outstanding as of December 31, 2021	225,000	—
Common stock, $0.01 par value; 200,000,000 shares authorized; 24,861,329 shares issued and 24,859,353 shares outstanding as of December 31, 2022 and 18,463,028 shares issued and 17,425,987 outstanding as of December 31, 2021	249	185
Treasury stock, at cost; 1,976 shares as of December 31, 2022 and 1,037,041 shares as of December 31, 2021 (Note 11)	(2)	(13,687)
Additional paid-in-capital	206,508	85,601
Retained earnings	92,955	122,956
Accumulated other comprehensive income (loss) (Note 16)	(17,860)	(1,456)
Unearned Employee Stock Ownership Plan (ESOP); 1,569,475 shares as of December 31, 2022 and 434,251 shares as of December 31, 2021 (Note 11)	(14,150)	(4,343)
Total stockholders' equity	492,700	189,256
Total liabilities and stockholders' equity	$ 2,311,989	$ 1,653,510

The accompanying notes are an integral part of the consolidated financial statements.

Ponce Financial Group, Inc. and Subsidiaries

Consolidated Statements of Operations
For the Years Ended December 31, 2022, 2021 and 2020
(Dollars in thousands, except share and per share data)

	For the Years Ended December 31,		
	2022	**2021**	**2020**
Interest and dividend income:			
Interest on loans receivable	$ 69,865	$ 65,532	$ 52,389
Interest on deposits due from banks	713	20	84
Interest and dividend on available-for-sale securities and FHLBNY stock	12,174	1,546	866
Total interest and dividend income	82,752	67,098	53,339
Interest expense:			
Interest on certificates of deposit	3,477	4,244	6,576
Interest on other deposits	6,473	1,427	2,174
Interest on borrowings	6,199	2,581	2,619
Total interest expense	16,149	8,252	11,369
Net interest income	66,603	58,846	41,970
Provision for loan losses (Note 5)	24,046	2,717	2,443
Net interest income after provision for loan losses	42,557	56,129	39,527
Non-interest income:			
Service charges and fees	1,830	1,657	892
Brokerage commissions	1,020	1,324	974
Late and prepayment charges	623	1,207	358
Income on sale of mortgage loans	741	5,265	4,120
Loan origination	1,286	3,021	925
(Loss) gain on sale of premises and equipment	(436)	20,270	4,177
Other	1,355	1,893	1,801
Total non-interest income	6,419	34,637	13,247
Non-interest expense:			
Compensation and benefits	27,914	23,262	22,053
Occupancy and equipment	13,968	11,328	9,564
Data processing expenses	3,779	3,015	2,137
Direct loan expenses	2,487	3,888	1,447
Insurance and surety bond premiums	870	585	553
Office supplies, telephone and postage	1,555	2,054	1,399
Professional fees	5,904	7,629	6,049
Contribution to the Ponce De Leon Foundation (Note 2)	4,995	—	—
Grain write-off and write-down (Note 5)	17,940	—	—
Marketing and promotional expenses	593	206	488
Directors fees	368	285	276
Regulatory assessment	337	323	210
Other operating expenses	5,112	4,567	3,363
Total non-interest expense	85,822	57,142	47,539
(Loss) income before income taxes	(36,846)	33,624	5,235
(Benefit) provision for income taxes (Note 10)	(6,845)	8,209	1,382
Net (loss) income	$ (30,001)	$ 25,415	$ 3,853
(Loss) earnings per share: (Note 12)			
Basic	$ (1.32)	$ 1.52	$ 0.23
Diluted	$ (1.32)	$ 1.51	$ 0.23
Weighted average shares outstanding: (Note 12)			
Basic	22,690,943	16,744,561	16,673,193
Diluted	22,690,943	16,791,443	16,682,584

The accompanying notes are an integral part of the consolidated financial statements.

Ponce Financial Group, Inc. and Subsidiaries

Consolidated Statements of Comprehensive (Loss) Income
For the Years Ended December 31, 2022, 2021 and 2020
(in thousands)

	For the Years Ended December 31,		
	2022	**2021**	**2020**
Net (loss) income	$ (30,001)	$ 25,415	$ 3,853
Net change in unrealized (losses) gains on securities:			
Unrealized (losses) gain	(20,781)	(1,971)	147
Income benefit (tax) effect	4,377	380	(32)
Total other comprehensive (loss) income, net of tax	(16,404)	(1,591)	115
Total comprehensive (loss) income	$ (46,405)	$ 23,824	$ 3,968

The accompanying notes are an integral part of the consolidated financial statements.

Ponce Financial Group, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity
For the Years Ended December 31, 2022, 2021 and 2020
(Dollars in thousands, except share data)

	Preferred Stock Shares	Amount	Common Stock Shares	Amount	Treasury Stock, At Cost	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Employee Stock Ownership Plan (ESOP)	Total
Balance, December 31, 2019	—	$ —	17,451,134	$ 185	$ (14,478)	$ 84,777	$ 93,688	$ 20	$ (5,790)	$158,402
Net income	—	—	—	—	—	—	3,853	—	—	3,853
Other comprehensive income, net of tax	—	—	—	—	—	—	—	115	—	115
Release of restricted stock units	—	—	96,825	—	1,075	(1,075)	—	—	—	—
Treasury stock	—	—	(421,990)	—	(4,711)	—	—	—	—	(4,711)
ESOP shares committed to be released (48,250 shares)	—	—	—	—	—	—	—	—	482	482
Share-based compensation	—	—	—	—	—	1,403	—	—	—	1,403
Balance, December 31, 2020	—	$ —	17,125,969	$ 185	$ (18,114)	$ 85,105	$ 97,541	$ 135	$ (5,308)	$159,544
Net income	—	—	—	—	—	—	25,415	—	—	25,415
Other comprehensive income, net of tax	—	—	—	—	—	—	—	(1,591)	—	(1,591)
Release of restricted stock units	—	—	98,232	—	1,385	(1,385)	—	—	—	—
Treasury stock	—	—	201,786	—	3,042	94	—	—	—	3,136
ESOP shares committed to be released (96,500 shares)	—	—	—	—	—	380	—	—	965	1,345
Share-based compensation	—	—	—	—	—	1,407	—	—	—	1,407
Balance, December 31, 2021	—	$ —	17,425,987	$ 185	$ (13,687)	$ 85,601	$ 122,956	$ (1,456)	$ (4,343)	$189,256
Net loss	—	—	—	—	—	—	(30,001)	—	—	(30,001)
Other comprehensive income, net of tax	—	—	—	—	—	—	—	(16,404)	—	(16,404)
Second-step conversion and reorganization:										
Conversion and reorganization of PDL Community Bancorp	—	—	5,788,972	58	—	117,952	—	—	—	118,010
Retirement of treasury stock	—	—	—	(11)	13,687	(13,676)	—	—	—	—
Purchase of shares by the Employee Stock Ownership Plan (ESOP")	—	—	1,097,353	11	—	10,963	—	—	(10,974)	—
Issuance of shares to the Ponce De Leon Foundation	—	—	399,522	4	—	3,991	—	—	—	3,995
Issuance of preferred shares	225,000	225,000	—	—	—	—	—	—	—	225,000
Release of restricted stock units	—	—	149,495	2	—	(1)	—	—	—	1
Treasury stock	—	—	(1,976)	—	(2)	2	—	—	—	—
ESOP shares committed to be released (133,744 shares)	—	—	—	—	—	109	—	—	1,167	1,276
Share-based compensation	—	—	—	—	—	1,567	—	—	—	1,567
Balance, December 31, 2022	225,000	$225,000	24,859,353	$ 249	$ (2)	$ 206,508	$ 92,955	$ (17,860)	$ (14,150)	$492,700

The accompanying notes are an integral part of the consolidated financial statements.

Ponce Financial Group, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2022, 2021 and 2020
(in thousands)

	For the Years Ended December 31,		
	2022	2021	2020
Cash Flows From Operating Activities:			
Net (loss) income	$ (30,001)	$ 25,415	$ 3,853
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:			
Amortization of premiums/discounts on securities, net	342	120	7
(Gain) loss on sale of loans	(184)	(69)	62
Loss (gain) on sale of real property	436	(20,270)	(4,177)
Gain on derivatives	(22)	(172)	(166)
Grain write-off and write-down	17,940	—	—
Provision for loan losses	24,046	2,717	2,443
Depreciation and amortization	4,266	2,473	2,519
ESOP compensation expense	1,372	1,395	540
Share-based compensation expense	1,567	1,405	1,403
Deferred income taxes	(7,939)	1,260	(932)
Changes in assets and liabilities:			
Decrease (increase) in mortgage loans held for sale, at fair value	13,857	18,759	(23,827)
Increase in accrued interest receivable	(2,687)	(966)	(7,414)
Increase in other assets	(11,774)	(10,579)	(10,045)
Increase (decrease) in accrued interest payable	1,162	168	(37)
Decrease in operating lease liabilities	(2,149)	—	—
Increase in advance payments by borrowers	2,067	638	671
(Decrease) increase in mortgage loan funding payable	—	(1,483)	246
Net (decrease) increase in other liabilities	(2,500)	(2,258)	7,354
Net cash provided by (used in) operating activities	9,799	18,553	(27,500)
Cash Flows From Investing Activities:			
Business acquisition, net of cash acquired	—	—	(1,005)
Proceeds from redemption of FHLBNY Stock	213,416	1,111	4,759
Purchases of FHLBNY Stock	(232,076)	(686)	(5,450)
Purchases of available-for-sale securities	(58,383)	(109,878)	(13,625)
Purchases of held-to-maturity securities	(528,929)	—	(1,743)
Proceeds from sale of available-for-sale securities	—	3,641	—
Proceeds from maturities, calls and principal repayments on securities	40,318	9,251	17,769
Placements with banks	996	249	(2,739)
Proceeds from sales of loans	9,665	14,382	3,977
Net increase in loans	(221,576)	(162,657)	(209,385)
Proceeds from sale of real property	—	37,619	4,743
Purchases of premises and equipment	(492)	(4,171)	(1,902)
Net cash used in investing activities	(777,061)	(211,139)	(204,601)
Cash Flows From Financing Activities:			
Net increase in deposits	47,696	175,137	247,536
Funds received in connection with second-step conversion	—	122,000	—
Common stock issued from vesting of restricted stock units	2	—	—
Proceeds from issuance of preferred stock	225,000	—	—
Repurchase of treasury stock	—	(1,607)	(4,711)
Proceeds from the sale of treasury stock	—	4,743	—
Contribution to the Ponce De Leon Foundation	(1,000)	—	—
Net proceeds from advances from FHLBNY	411,120	(11,000)	12,851
Net advances on warehouse lines of credit	(15,090)	(14,871)	20,826
Net cash provided by financing activities	667,728	274,402	276,502
Net (decrease) increase in cash and cash equivalents	(99,534)	81,816	44,401
Cash and Cash Equivalents, including restricted cash:			
Beginning	153,894	72,078	27,677
Ending	$ 54,360	$ 153,894	$ 72,078

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows (Continued)
For the Years Ended December 31, 2022, 2021 and 2020
(In thousands)

		For the Years Ended December 31,				
		2022		**2021**		**2020**
Supplemental Disclosures:						
Cash paid during the year:						
Interest	$	14,987	$	8,084	$	11,360
Income taxes	$	173	$	5,970	$	531
Supplemental disclosure related to adoption of ASU 2016-02, detailed in Note 7:						
ROU Assets	$	35,870	$	—	$	—
Operating lease liabilities		36,681		—		—
Supplemental Disclosures of Noncash Investing Activities:						
Acquisitions						
Non-cash assets acquired:	$	—	$	—	$	10,549
Mortgage loans held for sale, at fair value		—		—		302
Premises and equipment		—		—		772
Other assets	$	—	$	—	$	11,623
Total non-cash assets acquired						
Liabilities assumed:						
Warehouse lines of credit		—		—		9,135
Mortgage loan fundings payable		—		—		1,237
Other liabilities		—		—		246
Total liabilities assumed		—		—		10,618
Net non-cash assets acquired		—		—		1,005
Cash and cash equivalents acquired		—		—		750
Consideration paid	$	—	$	—	$	1,755

The accompanying notes are an integral part of the consolidated financial statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Basis of Presentation and Consolidation:

Ponce Financial Group, Inc., as the successor by merger with PDL Community Bancorp pursuant to the completion of the conversion and reorganization of Ponce Bank Mutual Holding Company from the mutual holding company to the stock holding company form of organization that was effective on January 27, 2022 (hereafter referred to as "we," "our," "us," "Ponce Financial Group, Inc.," or the "Company"), is the holding company of Ponce Bank ("Ponce Bank" or the "Bank"), a federally chartered stock savings association. The Company's Consolidated Financial Statements presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The Consolidated Financial Statements include the accounts of the Company, its wholly-owned subsidiary Ponce Bank (the "Bank") and the Bank's wholly-owned subsidiary, Ponce De Leon Mortgage Corp., which is a mortgage banking entity. All significant intercompany transactions and balances have been eliminated in consolidation.

Nature of Operations:

The Company is a savings and loan holding company. The Company is subject to the regulation and examination by the Board of Governors of the Federal Reserve. The Company's business is conducted through the administrative office and 13 full service banking and 6 mortgage loan offices. The banking offices are located in New York City – the Bronx (4 branches), Queens (3 branches), Brooklyn (3 branches), Manhattan (2 branches) and Union City (1 branch), New Jersey. The mortgage loan offices are located in Queens (2) and Brooklyn (1), New York and Bergenfield (1), New Jersey. The Company's primary market area currently consists of the New York City metropolitan area.

The Bank is a federally chartered stock savings association headquartered in the Bronx, New York. It was originally chartered in 1960 as a federally chartered mutual savings and loan association under the name Ponce De Leon Federal Savings and Loan Association. In 1985, the Bank changed its name to "Ponce De Leon Federal Savings Bank." In 1997, the Bank changed its name again to "Ponce De Leon Federal Bank." Upon the completion of its reorganization into a mutual holding company structure in September of 2017, the assets and liabilities of Ponce De Leon Federal Bank were transferred to and assumed by the Bank. The Bank is a MDI, a CDFI, and a certified SBA lender. The Bank is subject to comprehensive regulation and examination by the Office of Comptroller of the Currency (the "OCC").

The Bank's business primarily consists of taking deposits from the general public and investing those deposits, together with funds generated from operations and borrowings, in mortgage loans, consisting of one-to-four family residential (both investor-owned and owner-occupied), multifamily residential, nonresidential properties and construction and land, and, to a lesser extent, in business and consumer loans. The Bank also invests in securities, which have historically consisted of U.S. government and federal agency securities and securities issued by government-sponsored or owned enterprises, mortgage-backed securities and FHLBNY stock. The Bank offers a variety of deposit accounts, including demand, savings, money markets and certificates of deposit accounts.

On July 10, 2020, the Company completed its acquisition of Mortgage World. During the year ended December 31, 2021, Mortgage World was a mortgage banking entity subject to the regulation and examination of the New York State Department of Financial Services. The primary business of Mortgage World was the taking of applications from the general public for residential mortgage loans, underwriting them to investors' standards, closing and funding them and holding them until they were sold to investors. Although Mortgage World was permitted to do business in various states (New York, New Jersey, Pennsylvania, Florida and Connecticut), it primarily operated in the New York City metropolitan area. On January 26, 2022, Mortgage World transferred its assets and liabilities to Ponce Bank and ceased operating as an independent mortgage banking entity. Mortgage World's business is now conducted as a division of Ponce Bank.

Risks and Uncertainties:

On February 24, 2022, Russian forces launched significant military action against Ukraine, and sustained conflict and disruption in the region continues. The impact to Ukraine as well as actions taken by other countries, including new and stricter sanctions imposed by Canada, the United Kingdom, the European Union, the U.S. and other countries and companies and organizations against officials, individuals, regions, and industries in Russia, and actions taken by Russia in response to such sanctions, and each country's potential response to such sanctions, tensions, and military actions could have a material adverse effect on our operations.

Inflation and interest rates may continue to adversely impact several industries within our geographic footprint and impair the ability of the Company's customers to fulfill their contractual obligations to the Company. This could cause the Company to experience adverse effects on its business operations, loan portfolio, financial condition, and results of operations. During the year ended December 31, 2022, the provision for loan losses amounted to $24.0 million primarily due to reserves related to loans originated by Grain (see Note 5 for additional information related to Grain reserves) as well as increases in the loan portfolio.

Summary of Significant Accounting Policies:

Use of Estimates: In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, as of the date of the consolidated statement of financial condition, and revenues and expenses for the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, the valuation of loans held for sale, the valuation of deferred tax assets and investment securities and the estimates relating to the valuation for share-based awards.

Significant Group Concentrations of Credit Risk: Most of the Bank's activities are with customers located within New York City. Accordingly, the ultimate collectability of a substantial portion of the Bank's loan portfolio and the ability of Mortgage World, a division of the Bank, to sell originated loans in the secondary markets are susceptible to changes in the local market conditions. Note 4 discusses the types of securities in which the Bank invests. Notes 5 and 13 discuss the types of lending that the Bank engages in, and other concentrations.

Cash and Cash Equivalents: Cash and cash equivalents include cash on hand and amounts due from banks (including items in process of clearing). For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash flows from loans originated by the Company, interest-bearing deposits in financial institutions, and deposits are reported net. Included in cash and cash equivalents are restricted cash from escrows and good faith deposits. Escrows consist of U.S. Department of Housing and Urban Development ("HUD") upfront mortgage insurance premiums and escrows on unsold mortgages that are held on behalf of borrowers. Good faith deposits consist of deposits received from commercial loan customers for use in various disbursements relating to the closing of a commercial loan. Restricted cash are included in cash and cash equivalents for purposes of the consolidated statement of cash flows.

Securities: Management determines the appropriate classification of securities at the date individual investment securities are acquired, and the appropriateness of such classification is reassessed at each statement of financial condition date.

Debt securities that management has the positive intent and ability to hold to maturity, if any, are classified as "held-to-maturity" and recorded at amortized cost. Trading securities, if any, are carried at fair value, with unrealized gains and losses recognized in earnings. Securities not classified as held-to-maturity or trading, are classified as "available-for-sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income (loss), net of tax. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities.

Management evaluates securities for other-than-temporary impairment ("OTTI") on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the consolidated statements of operations and 2) OTTI related to other factors, which is recognized in other comprehensive income.

The credit loss is defined as the difference between the discounted present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of impairment is recognized through earnings.

Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific-identification method. The sale of a held-to-maturity security within three months of its maturity date or after collection of at least 85% of the principal outstanding at the time the security was acquired is considered a maturity for purposes of classification and disclosure.

Federal Home Loan Bank of New York Stock: The Bank is a member of the FHLBNY. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLBNY stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Loans Receivable: Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at current unpaid principal balances, net of the allowance for loan losses and including net deferred loan origination fees and costs.

Interest income is accrued based on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the interest method without anticipating prepayments.

A loan is moved to nonaccrual status in accordance with the Company's policy typically after 90 days of non-payment. The accrual of interest on mortgage and commercial loans is generally discontinued at the time the loan becomes 90 days past due unless the loan is well-secured and in process of collection. Consumer loans are typically charged-off no later than 90 days past due. Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual status or charged-off if collection of principal or interest is considered doubtful. All nonaccrual loans are considered impaired loans.

All interest accrued but not received for loans placed on nonaccrual are reversed against interest income. Interest received on such loans is accounted for on the cash basis or recorded against principal balances, until qualifying for return to accrual. Cash basis interest recognition is only applied on nonaccrual loans with a sufficient collateral margin to ensure no doubt with respect to the collectability of principal. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and remain current for a period of time (typically six months) and future payments are reasonably assured. Accrued interest receivable is closely monitored for collectability and will be charged-off in a timely manner if deemed uncollectable.

Allowance for Loan Losses: The allowance for loan losses ("ALLL") is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. The Company's assessment of its loan portfolio, including Grain, and the economic impact of inflation and increased interest rates on borrowers indicates that it is likely that such conditions will be a detriment to their ability to repay in the short-term and that the likelihood of long-term detrimental effects depends significantly on the resumption of normalized economic activities, a factor not yet determinable.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Impaired loans are measured for impairment using the fair value of the collateral, present value of cash flows, or the observable market price of the note. Impairment measurement for all collateral dependent loans, excluding accruing troubled debt restructurings, is based on the fair value of collateral, less costs to sell, if necessary. A loan is considered collateral dependent if repayment of the loan is expected to be provided solely by the sale or the operation of the underlying collateral.

When a loan is modified to troubled debt restructuring, management evaluates for any possible impairment using either the discounted cash flows method, where the value of the modified loan is based on the present value of expected cash flows, discounted at the contractual interest rate of the original loan agreement, or by using the fair value of the collateral less selling costs, if repayment under the modified terms becomes doubtful.

The general component covers non-impaired loans and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced over a rolling 12 quarter average period, except for loans originated by Grain where the Bank uses one fiscal quarter. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and, effects of changes in credit concentrations.

When establishing the allowance for loan losses, management categorizes loans into risk categories reflecting individual borrower earnings, liquidity, leverage and cash flow, as well as the nature of underlying collateral. These risk categories and relevant risk characteristics are as follows:

Residential and Multifamily Mortgage Loans: Residential and multifamily mortgage loans are secured by first mortgages. These loans are typically underwritten with loan-to-value ratios ranging from 65% to 90%. The primary risks involved in residential mortgages are the borrower's loss of employment, or other significant event, that negatively impacts the source of repayment. Additionally, a serious decline in home values could jeopardize repayment in the event that the underlying collateral needs to be liquidated to pay-off the loan.

Nonresidential Mortgage Loans: Nonresidential mortgage loans are primarily secured by commercial buildings, office and industrial buildings, warehouses, small retail shopping centers and various special purpose properties, including hotels, restaurants and nursing homes. These loans are typically underwritten at no more than 75% loan-to-value ratio. Although terms vary, commercial real estate loans generally have amortization periods of 15 to 30 years, as well as balloon payments of 10 to 15 years, and terms which provide that the interest rates are adjusted on a 5-year schedule.

Construction and Land Loans: Construction real estate loans consist of vacant land and property that is in the process of improvement. Repayment of these loans can be dependent on the sale of the property to third parties or the successful completion of the improvements by the builder for the end user. In the event a loan is made on property that is not yet improved for the planned development, there is the risk that government approvals will not be granted or will be delayed. Construction loans also run the risk that improvements will not be completed on time or in accordance with specifications and projected costs. Construction real estate loans generally have terms of six months to two years during the construction period with fixed rates or interest rates based on a designated index.

Business Loans: Business loans are loans for commercial, corporate and business purposes, including issuing letters of credit. These loans are secured by business assets or may be unsecured and repayment is directly dependent on the successful operation of the borrower's business and the borrower's ability to convert the assets to operating revenue. They possess greater risk than most other types of loans because the repayment capacity of the borrower may become inadequate. Business loans generally have terms of five to seven years or less and interest rates that float in accordance with a designated published index. Substantially all such loans are backed by the personal guarantees of the owners of the business.

Consumer Loans: Consumer loans generally have higher interest rates than mortgage loans. The risk involved in consumer loans is the type and nature of the collateral and, in certain cases, the absence of collateral. Consumer loans include passbook loans and other secured and unsecured loans that have been made for a variety of consumer purposes. Included in consumer loans are loans originated by Grain.

Mortgage Loans Held for Sale, at Fair Value: Mortgage loans held for sale, at fair value, include residential mortgages that were originated in accordance with secondary market pricing and underwriting standards. These loans are loans originated by the Bank's Mortgage World division and the Company intends to sell these loans on the secondary market. Mortgage loans held for sale are carried at fair value under the fair value option accounting guidance for financial assets and financial liabilities. The gains or losses for the changes in fair value of these loans are included in income on sale of mortgage loans on the consolidated statements of operations. Interest income on mortgage loans held for sale measured under the fair value option is calculated based on the principal amount of the loan and is included in interest loans receivable on the consolidated statements of operations.

Derivative Financial Instruments: The Company, through the Bank's Mortgage World division, uses derivative financial instruments as a part of its price risk management activities. All such derivative financial instruments are designated as free-standing derivative instruments. In accordance with FASB ASC 815-25, *Derivatives and Hedging*, all derivative instruments are recognized as assets or liabilities on the balance sheet at their fair value. Change in the fair value of these derivatives is reported in current period earnings.

Additionally, to facilitate the sale of mortgage loans, the Bank, through its Mortgage World division, may enter into forward sale positions on securities, and mandatory delivery positions. Exposure to losses or gains on these positions is limited to the net difference between the calculated amounts to be received and paid. As of December 31, 2022, the Company did not enter into any forward sale or mandatory delivery positions on their financial instruments.

Revenue from Contracts with Customers: The Company's revenue from contracts with customers in the scope of ASC 606, *Revenue from Contract with Customers*, is recognized within noninterest income. ASC 606 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. Management determined the revenue streams impacted by ASC 606 included those related to service charges on deposit accounts, ATM and card fees and other services fees. The Company's revenue recognition pattern for these revenue streams did not change from current practice. The Company's primary sources of revenue are interest income on financial assets and income from mortgage banking activities, which are explicitly excluded from the scope of ASC 606.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales when all of the components meet the definition of a participating interest and when control over the assets has been surrendered. A participating interest generally represents (1) a proportionate (pro rata) ownership interest in an entire financial asset, (2) a relationship where from the date of transfer all cash flows received from the entire financial asset are divided proportionately among the participating interest holders in an amount equal to their share of ownership, (3) the priority of cash flows has certain characteristics, including no reduction in priority, subordination of interest, or recourse to the transferor other than standard representation or warranties, and (4) no party has the right to pledge or exchange the entire financial asset unless all participating interest holders agree to pledge or exchange the entire financial asset. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through either (a) an agreement to repurchase them before their maturity or (b) the ability to unilaterally cause the holder to return specific assets, other than through a clean-up call.

Premises and Equipment: Premises and equipment are stated at cost, less accumulated depreciation.

Depreciation is computed and charged to operations using the straight-line method over the estimated useful lives of the respective assets as follows:

	Years
Building	39
Building improvements	15 - 39
Furniture, fixtures and equipment	3 - 10

Leasehold improvements are amortized over the shorter of the improvements' estimated economic lives or the related lease terms, including extensions expected to be exercised. Gains and losses on dispositions are recognized upon realization. Maintenance and repairs are expensed as incurred and improvements are capitalized. Leasehold improvements in process are not amortized until the assets are placed in operation.

Impairment of Long-Lived Assets: Long-lived assets, assets, including premises and leasehold improvements, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment is indicated by that review, the asset is written down to its estimated fair value through a charge to noninterest expense.

Leases: The Company leases office space and certain equipment under non-cancellable operating lease agreements and determines if an arrangement is a lease at inception. The Company does not currently have any financing lease arrangements.

Right of use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right of use assets are recognized on the commencement date based on the present value of lease payments over the lease term adjusted for initial direct costs, if any, and lease incentives received or deemed probable of being received. The Company uses the rate implicit in the lease if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of Company leases are not readily determinable and accordingly, the

Company uses its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company uses its FHLBNY borrowing rate based on the information available on the commencement date plus a spread of 2.50% in determining the present value of lease payments.

Lease expense is recognized on a straight-line basis over the lease term and is included in "Occupancy and equipment" in the Consolidated Statement of Operations. Some of the Company's lease agreements include rental payments adjusted periodically for inflation which are accounted for as variable lease amounts but are not reflected as a component of the Company's lease liability. Certain leases also require the Company to pay real estate taxes, insurance, maintenance and other operating expenses associated with the leased premises or equipment which are also not reflected as a component of the Company's lease liability

Other Real Estate Owned: Other Real Estate Owned ("OREO") represents properties acquired through, or in lieu of, loan foreclosure or other proceedings. OREO is initially recorded at fair value, less estimated disposal costs, at the date of foreclosure, which establishes a new cost basis. After foreclosure, the properties are held for sale and are carried at the lower of cost or fair value, less estimated costs of disposal. Any write-down to fair value, at the time of transfer to OREO, is charged to the allowance for loan losses.

Properties are evaluated regularly to ensure that the recorded amounts are supported by current fair values and charges against earnings are recorded as necessary to reduce the carrying amount to fair value, less estimated costs to dispose. Costs relating to the development and improvement of the property are capitalized, subject to the limit of fair value of the OREO, while costs relating to holding the property are expensed. Gains or losses are included in operations upon disposal.

Income Taxes: The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income, in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that all or some portion of the deferred tax assets will not be realized.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the consolidated financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more likely than not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Interest and penalties associated with unrecognized tax benefits, if any, would be classified as additional provision for income taxes in the consolidated statements of operations.

Related Party Transactions: Directors and officers of the Company and their affiliates have been customers of and have had transactions with the Company, and it is expected that such persons will continue to have such transactions in the future. Management believes that all deposit accounts, loans, services and commitments comprising such transactions were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers who are not directors or officers. In the opinion of management, the transactions with related parties did not involve more than normal risk of collectability, nor favored treatment or terms, nor present other unfavorable features. Note 17 contains details regarding related party transactions.

Employee Benefit Plans: The Company maintains a KSOP, an Employee Stock Ownership Plan with 401(k) provisions incorporated, a Long-Term Incentive Plan that includes grants of restricted stock units and stock options, and a Supplemental Executive Retirement Plan (the "SERP").

KSOP, the Employee Stock Ownership Plan with 401(k) Provisions: Compensation expense is recorded as shares are committed to be released with a corresponding credit to unearned KSOP equity account at the average fair market value of the shares during the period and the shares become outstanding for earnings per share computations. Compensation expense is recognized ratably over the service period based upon management's estimate of the number of shares expected to be allocated by the KSOP. The difference between the average fair market value and the cost of the shares allocated by the KSOP is recorded as an adjustment to additional paid-in-capital. Unallocated common shares held by the Company's KSOP are shown as a reduction in stockholders' equity and are excluded from weighted-average common shares outstanding for both basic and diluted earnings per share calculations until they are committed to be released. The 401(k) provisions provide for elective employee/participant deferrals of income. Discretionary matching, profit-sharing, and safe harbor contributions, not to exceed 4% of employee compensation and profit-sharing contributions may be provided.

Stock Options: The Company recognizes the value of shared-based payment transactions as compensation costs in the financial statements over the period that an employee provides service in exchange for the award. The fair value of the share-based payments for stock options is estimated using the Black-Scholes option-pricing model. The Company accounts for forfeitures as they occur during the period.

Restricted Stock Units: The Company recognizes compensation cost related to restricted stock units based on the market price of the stock units at the grant date over the vesting period. The product of the number of units granted and the grant date market price of the Company's common stock determines the fair value of restricted stock units. The Company recognizes compensation expense for the fair value of the restricted stock units on a straight-line basis over the requisite service period.

Comprehensive Income: Comprehensive (loss) income consists of net (loss) income and other comprehensive (loss) income, which are both recognized as separate components of stockholder's equity. Other comprehensive (loss) income includes unrealized gains and losses on securities available-for-sale.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are any such matters that will have a material effect on the operations and financial position of the Company.

Fair Value of Financial Instruments: Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 14. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Segment: Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (the "CODM") in deciding how to allocate resources to an individual segment and in assessing performance. The Company's Chief Executive Officer is the Company's CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it operates as one operating segment and one reportable segment.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Earnings (Loss) per Share ("EPS"): Basic EPS represents net income (loss) attributable to common shareholders divided by the basic weighted average common shares outstanding. Diluted EPS is computed by dividing net income (loss) attributable to common shareholders by the basic weighted average common shares outstanding, plus the effect of potential dilutive common stock equivalents outstanding during the period. Basic weighted common shares outstanding is weighted average common shares outstanding less weighted average unallocated ESOP shares.

Treasury Stock: Shares repurchased under the Company's share repurchase programs were purchased in open-market transactions and are held as treasury stock. The Company accounts for treasury stock under the cost method and includes treasury stock as a component of stockholders' equity.

Reclassification of Prior Year Presentation: Certain prior periods amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reporting results of operations and did not affect previously reported amounts in the Consolidated Statements of Operations.

Recently Adopted Accounting Standards Updates ("ASU")

In February 2016, the FASB issued ASU 2016-02, *"Leases (Topic 842)."* This ASU requires all lessees to recognize a lease liability and a right-of-use asset, measured at the present value of the future minimum lease payments, at the lease commencement date. Lessor accounting remains largely unchanged under the new guidance. The guidance is effective for fiscal years beginning after December 15, 2018, including interim reporting periods within that reporting period, for public business entities. The Company took advantage of the extended transition period for complying with new or revised accounting standards as an EGC, and it adopted the amendments in this update for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022.

The Company has evaluated the amended guidance including the potential impact on its consolidated financial statements. The Company has identified its leased office spaces and equipment as within the scope of the guidance. The Company currently leases its administrative office and 15 branches and mortgage offices and the new guidance resulted in the establishment of a right to use asset of $36.2 million and corresponding lease obligations of $36.7 million. The Company is utilizing a new lease accounting tool to assist in the computations of its right to use asset and corresponding lease obligations for the operating leases. The Company has adopted this standard on December 31, 2022, effective January 1, 2022.

Recent Accounting Pronouncements Not Yet Adopted:

As an emerging growth company ("EGC") as defined in Rule 12b-2 of the Exchange Act, the Company had elected to use the extended transition period to delay the adoption of new or reissued accounting pronouncements applicable to public business entities until such pronouncements are made applicable to nonpublic business entities. The Company has exited the EGC status as of December 31, 2022.

In June 2016, the FASB issued ASU 2016-13, "*Measurement of Credit Losses on Financial Instruments."* This ASU significantly changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The standard is to replace today's "incurred loss" approach with an "expected loss" model. The new model, referred to as the current expected credit loss ("CECL") model, is to apply to: (1) financial assets subject to credit losses and measured at amortized cost, and (2) certain off-balance sheet credit exposures. This includes, but is not limited to, loans, leases, held-to-maturity securities, loan commitments and financial guarantees. The CECL model does not apply to available-for-sale ("AFS") debt securities. For AFS debt securities with unrealized losses, entities will measure credit losses in a manner similar to what they do today, except that the losses will be recognized as allowances rather than reductions in the amortized cost of the securities. As a result, entities will recognize improvements to estimated credit losses immediately in earnings rather than as interest income over time, as they do today. The ASU also reportedly simplifies the accounting model for purchased credit-impaired debt, securities and loans. ASU 2016-13 also expands the disclosure requirements regarding an entity's assumptions, models and methods for estimating the allowance for loan and lease losses. In addition, entities will need to disclose the amortized cost balance for each class of financial asset by credit quality indicator, disaggregated by the year of origination. ASU 2016-13 is effective for annual reporting periods beginning after December 15, 2019, including interim periods within those fiscal years, for public business entities, that are not deemed to be smaller reporting companies as defined by the SEC as of November 15, 2019. The Company took advantage of the extended transition period for complying with new or revised accounting standard as an EGC, and adopted this accounting standards and applied the standard's provisions as a cumulative-effect adjustment to retained earnings as of January 1, 2023.

The Company has evaluated the amended guidance including the potential impact on its consolidated financial statements. As a result of the required change in approach toward determining estimated credit losses from the current "incurred loss" model to one based on estimated cash flows over a loan's contractual life, adjusted for prepayments (a "life of loan" model), the Company expects that the new guidance might result in an increase in the allowance for loan losses, particularly for longer duration loan portfolios. The Company also notes that the new guidance will result in an allowance for held-to-maturity debt securities. Upon adoption, the Company anticipates that it would decrease the allowance to approximately $31.5 million for the loan portfolio and add a $0.7 million allowance to the held-to-maturity securities portfolio.

In March 2020, the FASB issued ASU 2020-04, *"Reference Rate Reform (Topic 848)."* This ASU provides optional means and exceptions for applying GAAP to contracts, hedging relationships and other transactions that reference LIBOR or other reference rates expected to be discontinued because of the reference rate reform. The amendments in this ASU are effective for all entities as of March

12, 2020 through December 31, 2022. The Company believes this update will not have a material impact on the consolidated financial statements.

In March 2022, the FASB issued ASU 2022-02, "*Financial Instruments-Credit Losses (Topic 326)."* This ASU eliminates troubled debt restructuring guidance for organizations that adopted the amendments in ASU 2016-13 while providing for additional disclosures for loan modifications. This new guidance introduces new disclosure requirements for modifications of receivables to borrowers experiencing financial difficulty. Creditors should evaluate all modifications as either a new loan or continuation of an existing loan under the general guidance on loan refinancing and restructuring in ASC 310-20-35-9 through 35-11. The Company continues to evaluate the impact of the guidance, including determining whether new modifications exist that are deemed to be in scope and subsequent related accounting standard updates.

Note 2.   Preferred Stock Issuance; Plan of Conversion and Stock Offering

Preferred Stock Issuance

On June 7, 2022, the Company closed a private placement (the "Private Placement") of 225,000 shares of the Company's Senior Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 (the "Preferred Stock") for an aggregate purchase price equal to $225.0 million in cash, to the United States Department of the Treasury (the "Treasury") pursuant to the Emergency Capital Investment Program ("ECIP"). The holders of the Preferred Stock will be entitled to a dividend payable in cash quarterly at an annual rate dependent on certain factors as reported by the Company to Treasury in a quarterly supplemental report. The initial dividend rate is zero percent for the first two years after issuance, and thereafter the floor dividend rate is 0.50% and the ceiling dividend rate is 2.00%. After 10 years of issuance, the perpetual dividend rate in effect, will be determined based on said floor and ceiling. The actual dividend rate that will be paid by the Company on the Preferred Stock cannot be determined at this time.

The ECIP investment by the Treasury is part of a program to invest over $8.7 billion into Community Development Financial Institution ("CDFI") or Minority Depository Institution ("MDI"), of which Ponce Bank is both. The ECIP is intended to incentivize CDFIs and MDIs to provide loans, grants, and forbearance to small businesses, minority-owned businesses, and consumers in low-income and underserved communities that may have been disproportionately impacted by the economic effects of the COVID-19 pandemic.

In the event of a liquidation, dissolution or winding up of the Company, the Preferred Stock will be entitled to a liquidation preference, subject to certain limitations, in the amount of the sum of $1,000 per share plus declared and unpaid dividends (without accumulation of undeclared dividends) on each share.

Plan of Conversion and Common Stock Offering

On May 25, 2021, Ponce Bank Mutual Holding Company and PDL Community Bancorp, the then holding company for Ponce Bank and Mortgage World Bankers, Inc., announced that their Boards of Directors had unanimously adopted a Plan of Conversion and Reorganization (the "Plan") pursuant to which Ponce Bank Mutual Holding Company and PDL Community Bancorp reorganized into a new stock holding company and conducted a second-step stock offering of new shares of common stock.

On January 26, 2022, Mortgage World transferred its assets and liabilities to Ponce Bank and ceased operating as an independent mortgage banking entity. Mortgage World's business is now conducted as a division of Ponce Bank.

On January 27, 2022, Ponce Financial Group, Inc. and PDL Community Bancorp announced that the conversion and reorganization of Ponce Bank Mutual Holding Company from the mutual to stock form of organization and related stock offering was consummated at the close of business. As a result of the closing of the conversion and reorganization and stock offering, Ponce Financial Group, Inc. is now the holding company for Ponce Bank. Ponce Bank's former mutual holding companies, PDL Community Bancorp and Ponce Bank Mutual Holding Company, have ceased to exist.

PDL Community Bancorp's stock ceased trading at the close of the market on January 27, 2022. Ponce Financial Group, Inc.'s common stock began trading on the Nasdaq Global Market under the same trading symbol "PDLB" on January 28, 2022.

As a result of the conversion and reorganization, each issued and outstanding share of PDL Community Bancorp common stock was converted into the right to receive 1.3952 shares of Ponce Financial Group, Inc. common stock. Cash was paid in lieu of any fractional shares based on the sale price in the offering of $10.00 per share. Ponce Financial Group Inc.'s total issued and outstanding shares on January 28, 2022 was 24,711,834 shares. All shares of treasury stock of PDL Community Bancorp were eliminated on January 27, 2022.

On January 27, 2022, the Company made $5.0 million in contributions to the Ponce De Leon Foundation as part of the conversion and reorganization, which is included in the non-interest expense for the year ended December 31, 2022, in the accompanying Consolidated Statements of Operations.

At December 31, 2021, cash and cash equivalents included $122.0 million received in connection with the conversion and reorganization and was reflected as a separate liability on the Company's Consolidated Statements of Financial Condition. As of January 27, 2022, these funds were reclassified as proceeds from the sale of the Company's common stock.

Note 3.   Restrictions on Cash and Due From Banks

The Bank was previously required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank, based on a percentage of deposits. Effective March 26, 2020, the Federal Reserve Board eliminated reserve requirement for depository institutions to support lending to households and businesses.

Note 4. Securities

The amortized cost, gross unrealized gains and losses, and fair value of securities at December 31, 2022 and 2021 are summarized as follows:

	December 31, 2022			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(in thousands)		
Available-for-Sale Securities:				
U.S. Government Bonds	$ 2,985	$ —	$ (296)	$ 2,689
Corporate Bonds	25,824	—	(2,465)	23,359
Mortgage-Backed Securities:				
Collateralized Mortgage Obligations [1]	44,503	—	(6,726)	37,777
FHLMC Certificates	11,310	—	(1,676)	9,634
FNMA Certificates	67,199	—	(11,271)	55,928
GNMA Certificates	122	—	(4)	118
Total available-for-sale securities	$ 151,943	$ —	$ (22,438)	$ 129,505
Held-to-Maturity Securities:				
U.S. Agency Bonds	$ 35,000	$ —	$ (380)	$ 34,620
Corporate Bonds	82,500	57	(3,819)	78,738
Mortgage-Backed Securities:				
Collateralized Mortgage Obligations [1]	235,479	192	(5,558)	230,113
FHLMC Certificates	4,120	—	(268)	3,852
FNMA Certificates	131,918	—	(5,227)	126,691
SBA Certificates	21,803	34	—	21,837
Total held-to-maturity securities	$ 510,820	$ 283	$ (15,252)	$ 495,851

(1) Comprised of FHLMC, FNMA and GNMA issued securities.

	December 31, 2021			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)			
Available-for-Sale Securities:				
U.S. Government Bonds	$ 2,981	$ —	$ (47)	$ 2,934
Corporate Bonds	21,243	144	(203)	21,184
Mortgage-Backed Securities:				
Collateralized Mortgage Obligations [(1)]	18,845	—	(497)	18,348
FNMA Certificates	71,930	—	(1,231)	70,699
GNMA Certificates	175	6	—	181
Total available-for-sale securities	$ 115,174	$ 150	$ (1,978)	$ 113,346
Held-to-Maturity Securities:				
FHLMC Certificates	$ 934	$ —	$ (20)	$ 914
Total held-to-maturity securities	$ 934	$ —	$ (20)	$ 914

(1) Comprised of FHLMC, FNMA and GNMA issued securities.

The Company's securities portfolio had 42 and 29 available-for-sale securities and 34 and one held-to-maturity securities at December 31, 2022 and 2021, respectively. There were no available-for-sale and held-to-maturity securities sold during the year ended December 31, 2022. There were two available-for-sale securities in the amount of $3.6 million and no held-to-maturity securities sold during the year ended December 31, 2021. Two available-for-sale securities in the amount of $5.4 million matured and/or were called during the year ended December 31, 2022 and one available-for-sale security in the amount of $2.7 million matured and/or was called during the year ended December 31, 2021. The Company purchased $58.4 million in available-for-sale securities and $528.9 million in held-to-maturity securities during the year ended December 31, 2022 and $109.9 million in available-for-sale securities during the year ended December 31, 2021. No held-to-maturity securities were purchased during the year ended December 31, 2021.

The following tables present the Company's securities gross unrealized losses and fair values, aggregated by the length of time the individual securities have been in a continuous unrealized loss position, at December 31, 2022 and 2021:

	December 31, 2022					
	Securities With Gross Unrealized Losses					
	Less Than 12 Months		12 Months or More		Total	Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)					
Available-for-Sale Securities:						
U.S. Government Bonds	$ —	$ —	$ 2,689	$ (296)	$ 2,689	$ (296)
Corporate Bonds	13,138	(1,186)	10,221	(1,279)	23,359	(2,465)
Mortgage-Backed						
Collateralized Mortgage Obligations	4,537	(300)	33,240	(6,426)	37,777	(6,726)
FHLMC Certificates	—	—	9,634	(1,676)	9,634	(1,676)
FNMA Certificates	12,111	(1,230)	43,817	(10,041)	55,928	(11,271)
GNMA Certificates	118	(4)	—	—	118	(4)
Total available-for-sale securities	$ 29,904	$ (2,720)	$ 99,601	$ (19,718)	$129,505	$ (22,438)
Held-to-Maturity Securities:						
U.S. Agency Bonds	$ 24,620	$ (380)	$ —	$ —	$ 24,620	$ (380)
Corporate Bonds	75,181	(3,819)	—	—	75,181	(3,819)
Collateralized Mortgage Obligations	215,300	(5,558)	—	—	215,300	(5,558)
FHLMC Certificates	3,177	(115)	675	(153)	3,852	(268)
FNMA Certificates	126,691	(5,227)	—	—	126,691	(5,227)
Total held-to-maturity securities	$444,969	$ (15,099)	$ 675	$ (153)	$445,644	$ (15,252)

	December 31, 2021							
	Securities With Gross Unrealized Losses							
	Less Than 12 Months		**12 Months or More**		**Total**		**Total**	
	Fair Value	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**		**Unrealized Losses**	
	(in thousands)							
Available-for-Sale Securities:								
U.S. Government Bonds	$ 2,934	$ (47)	$ —	$ —	$ 2,934		$ (47)	
Corporate Bonds	15,297	(203)	—	—	15,297		(203)	
Mortgage-Backed								
Collateralized Mortgage Obligations	16,034	(419)	2,314	(78)	18,348		(497)	
FNMA Certificates	70,699	(1,231)	—	—	70,699		(1,231)	
Total available-for-sale securities	$104,964	$ (1,900)	$ 2,314	$ (78)	$107,278		$ (1,978)	
Held-to-Maturity Securities:								
FHLMC Certificates	$ 914	$ (20)	$ —	$ —	$ 914		$ (20)	
Total held-to-maturity securities	$ 914	$ (20)	$ —	$ —	$ 914		$ (20)	

At December 31, 2022 and December 31, 2021, the Company had 42 and 23 available-for-sale securities and 27 and one held-to-maturity securities with gross unrealized loss positions, respectively. Management reviewed the financial condition of the entities underlying the securities at both December 31, 2022 and December 31, 2021. The unrealized losses related to the Company debt securities were issued by U.S. government-sponsored entities and agencies. The Company does not believe that the debt securities that were in an unrealized loss position as of December 31, 2022 represents a credit loss impairment. The gross unrealized loss positions related to mortgage-backed securities and other obligations issued by the U.S government agencies or U.S. government-sponsored enterprises carry the explicit and/or implicit guarantee of the U.S. government and have a long history of zero credit loss. Total gross unrealized losses were primarily attributable to changes in interest rates relative to when the investment securities were purchased and not due to the credit quality of the investment securities.

The following is a summary of maturities of securities at December 31, 2022 and 2021. Amounts are shown by contractual maturity. Because borrowers for mortgage-backed securities have the right to prepay obligations with or without prepayment penalties, at any time, these securities are included as a total within the table.

| | December 31, 2022 | |
	Amortized Cost	Fair Value
	(in thousands)	
Available-for-Sale Securities:		
U.S. Government Bonds:		
Amounts maturing:		
Three months or less	$ —	$ —
More than three months through one year	—	—
More than one year through five years	2,985	2,689
More than five years through ten years	—	—
	2,985	2,689
Corporate Bonds:		
Amounts maturing:		
Three months or less	$ —	$ —
More than three months through one year	—	—
More than one year through five years	4,000	3,710
More than five years through ten years	21,824	19,649
	25,824	23,359
Mortgage-Backed Securities	123,134	103,457
Total available-for-sale securities	$ 151,943	$ 129,505
Held-to-Maturity Securities:		
U.S. Agency Bonds:		
Amounts maturing:		
Three months or less	$ —	$ —
More than three months through one year	—	—
More than one year through five years	35,000	34,620
More than five years through ten years	—	—
	35,000	34,620
Corporate Bonds:		
Amounts maturing:		
Three months or less	$ —	$ —
More than three months through one year	—	—
More than one year through five years	75,000	71,328
More than five years through ten years	7,500	7,410
	82,500	78,738
Mortgage-Backed Securities	393,320	382,493
Total held-to-maturity securities	$ 510,820	$ 495,851

	December 31, 2021			
	Amortized Cost		**Fair Value**	
	(in thousands)			
Available-for-Sale Securities:				
U.S. Government Bonds:				
Amounts maturing:				
Three months or less	$	—	$	—
More than three months through one year		—		—
More than one year through five years		2,981		2,934
More than five years through ten years		—		—
		2,981		2,934
Corporate Bonds:				
Amounts maturing:				
Three months or less	$	—	$	—
More than three months through one year		—		—
More than one year through five years		4,445		4,381
More than five years through ten years		16,798		16,803
		21,243		21,184
Mortgage-Backed Securities		90,950		89,228
Total available-for-sale securities	$	115,174	$	113,346
Held-to-Maturity Securities:				
FHLMC Certificates	$	934	$	914
Total held-to-maturity securities	$	934	$	914

At December 31, 2022, six held-to-maturity securities with an amortized costs totaling $194.9 million were pledged at the FHLBNY as collateral for borrowing activities. No securities were pledged at December 31, 2021.

Note 5. Loans Receivable and Allowance for Loan Losses

Loans at December 31, 2022 and 2021 are summarized as follows:

	December 31,			
	2022		**2021**	
	(in thousands)			
Mortgage loans:				
1-4 Family residential				
Investor-Owned	$	343,968	$	317,304
Owner-Occupied		134,878		96,947
Multifamily residential		494,667		348,300
Nonresidential properties		308,043		239,691
Construction and land		185,018		134,651
Total mortgage loans		1,466,574		1,136,893
Nonmortgage loans:				
Business loans [1]		39,965		150,512
Consumer loans [2]		19,129		34,693
Total non-mortgage loans		59,094		185,205
Total loans, gross		1,525,668		1,322,098
Net deferred loan origination costs		2,051		(668)
Allowance for loan losses		(34,592)		(16,352)
Loans receivable, net	$	1,493,127	$	1,305,078

(1)   As of December 31, 2022 and 2021, business loans include $20.0 million and $136.8 million, respectively, of SBA PPP loans.

(2)   As of December 31, 2022 and 2021, consumer loans include $18.2 million and $33.9 million, respectively, pursuant to the Bank's arrangement with Grain.

The Company's lending activities are conducted principally in metropolitan New York City. The Company primarily grants loans secured by real estate to individuals and businesses pursuant to an established credit policy applicable to each type of lending activity in which it engages. Although collateral provides assurance as a secondary source of repayment, the Company ordinarily requires the primary source of repayment to be based on the borrowers' ability to generate continuing cash flows. The Company also evaluates the collateral and creditworthiness of each customer. The credit policy provides that depending on the borrowers' creditworthiness and type of collateral, credit may be extended up to predetermined percentages of the market value of the collateral or on an unsecured basis. Real estate is the primary form of collateral. Other important forms of collateral are time deposits and marketable securities.

For disclosures related to the allowance for loan losses and credit quality, the Company does not have any disaggregated classes of loans below the segment level.

<u>Credit-Quality Indicators</u>: Internally assigned risk ratings are used as credit-quality indicators, which are reviewed by management on a quarterly basis.

The objectives of the Company's risk-rating system are to provide the Board of Directors and senior management with an objective assessment of the overall quality of the loan portfolio, to promptly and accurately identify loans with well-defined credit weaknesses so that timely action can be taken to minimize credit loss, to identify relevant trends affecting the collectability of the loan portfolio, to isolate potential problem areas and to provide essential information for determining the adequacy of the allowance for loan losses.

Below are the definitions of the Company's internally assigned risk ratings:

Strong Pass – Loans to new or existing borrowers collateralized at least 90 percent by an unimpaired deposit account at the Company.

Good Pass – Loans to a new or existing borrower in a well-established enterprise in excellent financial condition with strong liquidity and a history of consistently high level of earnings, cash flow and debt service capacity.

Satisfactory Pass – Loans to a new or existing borrower of average strength with acceptable financial condition, satisfactory record of earnings and sufficient historical and projected cash flow to service the debt.

Performance Pass – Loans that evidence strong payment history but document less than average strength, financial condition, record of earnings, or projected cash flows with which to service debt.

Special Mention – Loans in this category are currently protected but show one or more potential weaknesses and risks which may inadequately protect collectability or borrower's ability to meet repayment terms at some future date if the weakness or weaknesses are not monitored or remediated.

Substandard – Loans that are inadequately protected by the repayment capacity of the borrower or the current sound net worth of the collateral pledged, if any. Loans in this category have well defined weaknesses and risks that jeopardize their repayment. They are characterized by the distinct possibility that some loss may be sustained if the deficiencies are not remedied.

Doubtful – Loans that have all the weaknesses of loans classified as "Substandard" with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of current existing facts, conditions, and values, highly questionable and improbable.

Loans within the top four categories above are considered pass rated, as commonly defined. Risk ratings are assigned as necessary to differentiate risk within the portfolio. Risk ratings are reviewed on an ongoing basis and revised to reflect changes in the borrowers' financial condition and outlook, debt service coverage capability, repayment performance, collateral value and coverage as well as other considerations.

The following tables present credit risk ratings by loan segment as of December 31, 2022 and 2021:

| | December 31, 2022 | | | | | | |
| | Mortgage Loans | | | | Nonmortgage Loans | | |
	1-4 Family	Multifamily	Nonresidential	Construction and Land	Business	Consumer	Total Loans
				(in thousands)			
Risk Rating:							
Pass	$462,126	$ 492,556	$ 307,307	$ 173,351	$39,965	$ 19,129	$1,494,434
Special mention	7,692	1,437	606	—	—	—	9,735
Substandard	9,028	674	130	11,667	—	—	21,499
Total	$478,846	$ 494,667	$ 308,043	$ 185,018	$39,965	$ 19,129	$1,525,668

| | December 31, 2021 | | | | | | |
| | Mortgage Loans | | | | Nonmortgage Loans | | |
	1-4 Family	Multifamily	Nonresidential	Construction and Land	Business	Consumer	Total Loans
				(in thousands)			
Risk Rating:							
Pass	$402,276	$ 339,047	$ 237,371	$ 127,084	$150,512	$ 34,693	$1,290,983
Special mention	1,820	5,328	—	6,650	—	—	13,798
Substandard	10,155	3,925	2,320	917	—	—	17,317
Total	$414,251	$ 348,300	$ 239,691	$ 134,651	$150,512	$ 34,693	$1,322,098

An aging analysis of loans, as of December 31, 2022 and 2021, is as follows:

| | December 31, 2022 | | | | | | |
	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total	Nonaccrual Loans	90 Days or More Accruing
				(in thousands)			
Mortgage loans:							
1-4 Family residential							
Investor-Owned	$ 340,495	$ 1,530	$ 78	$ 1,865	$ 343,968	$ 3,061	$ —
Owner-Occupied	131,510	2,553	—	815	134,878	2,987	—
Multifamily residential	490,024	4,643	—	—	494,667	—	—
Nonresidential properties	303,190	4,246	607	—	308,043	93	—
Construction and land	173,351	—	4,100	7,567	185,018	7,567	—
Nonmortgage loans:							
Business	27,657	1,466	7,869	2,973	39,965	—	2,973
Consumer	16,743	1,267	1,119	—	19,129	—	—
Total	$1,482,970	$15,705	$ 13,773	$ 13,220	$1,525,668	$ 13,708	$ 2,973

	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total	Nonaccrual Loans	90 Days or More Accruing
				December 31, 2021 (in thousands)			
Mortgage loans:							
1-4 Family residential							
Investor-Owned	$ 312,918	$ 321	$ 2,969	$ 1,096	$ 317,304	$ 3,583	$ —
Owner-Occupied	91,568	2,961	471	1,947	96,947	3,480	—
Multifamily residential	346,409	1,704	187	—	348,300	1,200	—
Nonresidential properties	237,589	934	1,168	—	239,691	2,262	—
Construction and land	134,651	—	—	—	134,651	917	—
Nonmortgage loans:							
Business	145,919	4,036	544	13	150,512	—	—
Consumer	30,359	2,570	1,759	5	34,693	—	—
Total	$1,299,413	$12,526	$ 7,098	$ 3,061	$1,322,098	$ 11,442	$ —

The following schedules detail the composition of the allowance for loan losses and the related recorded investment in loans as of December 31, 2022, 2021, and 2020, respectively.

	Mortgage Loans					Nonmortgage Loans		Total
	1-4 Family Investor Owned	1-4 Family Owner Occupied	Multifamily	Nonresidential	Construction and Land	Business	Consumer	For the Period
				For the Year Ended December 31, 2022 (in thousands)				
Allowance for loan losses:								
Balance, beginning of period	$ 3,540	$ 1,178	$ 5,684	$ 2,165	$ 2,024	$ 306	$ 1,455	$ 16,352
Provision charged to expense	167	506	2,337	559	659	(280)	20,098	24,046
Losses charged-off	—	—	—	—	—	—	(6,660)	(6,660)
Recoveries	156	39	—	—	—	94	565	854
Balance, end of period	$ 3,863	$ 1,723	$ 8,021	$ 2,724	$ 2,683	$ 120	$ 15,458	$ 34,592
Ending balance: individually evaluated for impairment	$ 63	$ 96	$ —	$ 37	$ —	$ —	$ —	$ 196
Ending balance: collectively evaluated for impairment	3,800	1,627	8,021	2,687	2,683	120	15,458	34,396
Total	$ 3,863	$ 1,723	$ 8,021	$ 2,724	$ 2,683	$ 120	$ 15,458	$ 34,592
Loans:								
Ending balance: individually evaluated for impairment	$ 5,269	$ 4,315	$ —	$ 801	$ 7,567	$ —	$ —	$ 17,952
Ending balance: collectively evaluated for impairment	338,699	130,563	494,667	307,242	177,451	39,965	19,129	1,507,716
Total	$343,968	$134,878	$ 494,667	$ 308,043	$ 185,018	$ 39,965	$ 19,129	$1,525,668

	For the Year Ended December 31, 2021							
	Mortgage Loans					**Nonmortgage Loans**		**Total**
	1-4 Family Investor Owned	**1-4 Family Owner Occupied**	**Multifamily**	**Nonresidential**	**Construction and Land**	**Business**	**Consumer**	**For the Period**
					(in thousands)			
Allowance for loan losses:								
Balance, beginning of period	$ 3,850	$ 1,260	$ 5,214	$ 2,194	$ 1,820	$ 254	$ 278	$ 14,870
Provision charged to expense	(318)	(127)	508	(29)	204	(32)	2,511	2,717
Losses charged-off	—	—	(38)	—	—	—	(1,342)	(1,380)
Recoveries	8	45	—	—	—	84	8	145
Balance, end of period	$ 3,540	$ 1,178	$ 5,684	$ 2,165	$ 2,024	$ 306	$ 1,455	$ 16,352
Ending balance: individually evaluated for impairment	$ 91	$ 114	$ —	$ 38	$ —	$ —	$ —	$ 243
Ending balance: collectively evaluated for impairment	3,449	1,064	5,684	2,127	2,024	306	1,455	16,109
Total	$ 3,540	$ 1,178	$ 5,684	$ 2,165	$ 2,024	$ 306	$ 1,455	$ 16,352
Loans:								
Ending balance: individually evaluated for impairment	$ 6,672	$ 5,854	$ 1,200	$ 2,995	$ 917	$ 13	$ —	$ 17,651
Ending balance: collectively evaluated for impairment	310,632	91,093	347,100	236,696	133,734	150,499	34,693	1,304,447
Total	$317,304	$ 96,947	$ 348,300	$ 239,691	$ 134,651	$150,512	$ 34,693	$1,322,098

	For the Year Ended December 31, 2020							
	Mortgage Loans					**Nonmortgage Loans**		**Total**
	1-4 Family Investor Owned	**1-4 Family Owner Occupied**	**Multifamily**	**Nonresidential**	**Construction and Land**	**Business**	**Consumer**	**For the Period**
					(in thousands)			
Allowance for loan losses:								
Balance, beginning of year	$ 3,503	$ 1,067	$ 3,865	$ 1,849	$ 1,782	$ 254	$ 9	$ 12,329
Provision charged to expense	347	193	1,349	341	38	(95)	270	2,443
Losses charged-off	—	—	—	—	—	—	(6)	(6)
Recoveries	—	—	—	4	—	95	5	104
Balance, end of year	$ 3,850	$ 1,260	$ 5,214	$ 2,194	$ 1,820	$ 254	$ 278	$ 14,870
Ending balance: individually evaluated for impairment	$ 118	$ 134	$ —	$ 40	$ —	$ —	$ —	$ 292
Ending balance: collectively evaluated for impairment	3,732	1,126	5,214	2,154	1,820	254	278	14,578
Total	$ 3,850	$ 1,260	$ 5,214	$ 2,194	$ 1,820	$ 254	$ 278	$ 14,870
Loans:								
Ending balance: individually evaluated for impairment	$ 7,468	$ 5,754	$ 946	$ 5,184	$ —	$ —	$ —	$ 19,352
Ending balance: collectively evaluated for impairment	312,128	93,041	306,465	213,745	105,858	94,947	26,517	1,152,701
Total	$319,596	$ 98,795	$ 307,411	$ 218,929	$ 105,858	$ 94,947	$ 26,517	$1,172,053

Loans are considered impaired when current information and events indicate all amounts due may not be collectable according to the contractual terms of the related loan agreements. Impaired loans, including troubled debt restructurings, are identified by applying normal loan review procedures in accordance with the allowance for loan losses methodology. Management periodically assesses loans to determine whether impairment exists. Any loan that is, or will potentially be, no longer performing in accordance with the terms of the original loan contract is evaluated to determine impairment.

The following information relates to impaired loans as of and for the years ended December 31, 2022, 2021, and 2020:

As of and For the Year Ended December 31, 2022	Unpaid Contractual Principal Balance	Recorded Investment With No Allowance	Recorded Investment With Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized on a Cash Basis
				(in thousands)			
Mortgage loans:							
1-4 Family residential	$ 9,986	$ 7,827	$ 1,757	$ 9,584	$ 159	$ 11,072	$ 307
Multifamily residential	—	—	—	—	—	630	—
Nonresidential properties	843	457	344	801	37	1,930	30
Construction and land	7,567	7,567	—	7,567	—	6,408	—
Nonmortgage loans:							
Business	—	—	—	—	—	3	—
Consumer	—	—	—	—	—	—	—
Total	$ 18,396	$ 15,851	$ 2,101	$ 17,952	$ 196	$ 20,043	$ 337

As of and For the Year Ended December 31, 2021	Unpaid Contractual Principal Balance	Recorded Investment With No Allowance	Recorded Investment With Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized on a Cash Basis
				(in thousands)			
Mortgage loans:							
1-4 Family residential	$ 13,333	$ 10,535	$ 1,991	$ 12,526	$ 205	$ 12,145	$ 189
Multifamily residential	1,200	1,200	—	1,200	—	1,139	63
Nonresidential properties	3,494	2,637	358	2,995	38	3,941	38
Construction and land	917	917	—	917	—	307	17
Nonmortgage loans:							
Business	13	13	—	13	—	13	—
Consumer	—	—	—	—	—	24	—
Total	$ 18,957	$ 15,302	$ 2,349	$ 17,651	$ 243	$ 17,569	$ 307

As of and For the Year Ended December 31, 2020	Unpaid Contractual Principal Balance	Recorded Investment With No Allowance	Recorded Investment With Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized on a Cash Basis
				(in thousands)			
Mortgage loans:							
1-4 Family residential	$ 14,118	$ 10,613	$ 2,609	$ 13,222	$ 252	$ 12,306	$ 321
Multifamily residential	946	946	—	946	—	231	34
Nonresidential properties	5,632	4,813	371	5,184	40	5,339	33
Construction and land	—	—	—	—	—	405	—
Nonmortgage loans:				—			
Business	—	—	—	—	—	8	—
Consumer	—	—	—	—	—	—	—
Total	$ 20,696	$ 16,372	$ 2,980	$ 19,352	$ 292	$ 18,289	$ 388

The loan portfolio also includes certain loans that have been modified to troubled debt restructurings. Under applicable standards, loans are modified to troubled debt restructurings when a creditor, for economic or legal reasons related to a debtor's financial condition, grants a concession to the debtor that it would not otherwise consider, unless it results in a delay in payment that is insignificant. These concessions could include a reduction of interest rate on the loan, payment and maturity extensions, forbearance, or other actions intended to maximize collections. When a loan is modified to a troubled debt restructuring, management evaluates for any possible impairment using either the discounted cash flows method, where the value of the modified loan is based on the present value of expected cash flows, discounted at the contractual interest rate of the original loan agreement, or by using the fair value of the collateral less selling costs if repayment under the modified terms becomes doubtful. If management determines that the value of the modified loan in a troubled debt restructuring is less than the recorded investment in the loan, impairment is recognized through a specific allowance estimate or charge-off to the allowance for loan losses.

During the year ended December 31, 2022 and 2021, there were no loans restructured as a troubled debt restructuring.

At December 31, 2022, there were 23 troubled debt restructured loans totaling $6.6 million of which $4.2 million are on accrual status. At December 31, 2021, there were 30 troubled debt restructured loans totaling $8.7 million of which $6.2 million are on accrual status. There were no commitments to lend additional funds to borrowers whose loans have been modified in a troubled debt restructuring. The financial impact from the concessions made represents specific impairment reserves on these loans, which aggregated to $0.2 million and $0.3 million at December 31, 2022 and 2021, respectively.

Mortgage Loans Held for Sale, at Fair Value

At December 31, 2022 and 2021, 4 loans and 27 loans related to Mortgage World in the amount of $2.0 million and $15.8 million, respectively, were held for sale and accounted for under the fair value option accounting guidance for financial assets and financial liabilities.

Write-off and write-down of Microloans

In 2020, the Company entered into a business arrangement with the FinTech startup company Grain. Grain's product is a mobile application geared to the underbanked, minorities and new generations entering the financial services market. In employing this mobile application, the Bank uses non-traditional underwriting methodologies to provide revolving credit to borrowers who otherwise may gravitate to using alternative non-bank lenders. Under the terms of its agreement with Grain, the Bank is the lender for Grain-originated microloans with credit lines currently up to $1,500 and, where applicable, the depository for related security deposits. Grain originates and services these microloans and is responsible for maintaining compliance with the Bank's origination and servicing standards, as well as applicable regulatory and legal requirements. If a microloan is found to be fraudulent or defaults due to a failure of Grain to properly service the microloan, the Bank's applicable standards for origination or servicing are deemed to have not been complied with and the microloan is put back to Grain, who then becomes responsible for the microloan and any related losses. The microloans put back to Grain are accounted for as an "other asset," specifically referred to herein as the "Grain Receivable." The Bank, pursuant to its agreement with Grain, at December 31, 2021, had 59,180 microloans outstanding, net of put backs, with credit extensions aggregating $33.9 million. Of these microloans, the Bank estimates that 80 percent have been made in low- and low-to-moderate income census tracts with an estimated 56 percent made to minority borrowers.

In establishing these lines of credit, the Company reserved the right to modify borrowers' credit limits at its sole discretion. The Company continues to balance its risks as needed and continues to support a wide base of customers. Based on the overall performance of the Grain portfolio, as well as current economic factors, the Company reduced the amount of credit available to Grain application customers on a uniform and program-wide basis, with each borrower's credit limit reduced to the amount that was outstanding under that borrower's line of credit. The Company also reserved the right to make further modifications to credit limits as it may deem appropriate under the circumstances, whether on a program-wide or individual basis. No new loans were made by the Company after May 31, 2022.

At December 31, 2022, the Bank had 27,886 Grain microloans outstanding, net of put backs, with an aggregate balance totaling $18.2 million and which were performing, in management's opinion, comparably to similar portfolios, offset by a $15.4 million allowance for loan losses, resulting in $2.8 million in Grain microloans, net of allowance for loan losses. Since the beginning of the Bank's agreement with Grain and through December 31, 2022, 45,322 microloans amounting to $25.5 million have been deemed to be fraudulent and put back to Grain. The Company has written-down a total of $17.5 million of the Grain Receivable for the year ended December 31, 2022 and received $6.2 million in cash from Grain and through the application of security deposits connected to fraudulent loan accounts. The Bank also opted to use the $1.8 million grant it received from the U.S. Treasury Department's Rapid Response Program to defray the Grain Receivable. The application of those amounts resulted in no net receivable. Additionally, the Company has written-off its equity investment in Grain of $1.0 million. As of December 31, 2022, the Company's total exposure to Grain was $2.8 million of the remaining microloans, net of allowance for loan losses, excluding $0.4 million of unused commitments available to Grain borrowers and $1.4 million of security deposits by Grain borrowers. The $16.9 million write-off and write-down net of $0.5 million of recoveries for the year ended December 31, 2022 is included in non-interest expense in the accompanying Consolidated Statements of Operations.

Grain Technologies, Inc. ("Grain") Total Exposure as of December 31, 2022
(in thousands)

Receivable from Grain		
Microloans originated - put back to Grain (inception-to-December 31, 2022)	$	25,467
Write-downs, net of recoveries (year to date as of December 31, 2022)		(17,455)
Cash receipts from Grain (inception-to-December 31, 2022)		(6,186)
Grant/reserve (inception-to-December 31, 2022)		(1,826)
Net receivable as of December 31, 2022	$	—
Microloan receivables from Grain borrowers		
Grain originated loans receivable as of December 31, 2022	$	18,158
Allowance for loan losses as of December 31, 2022 [1]		(15,415)
Microloans, net of allowance for loan losses as of December 31, 2022	$	2,743
Investments		
Investment in Grain	$	1,000
Investment in Grain write-off		(1,000)
Investment in Grain as of December 31, 2022	$	—
Total exposure to Grain as of December 31, 2022	$	2,743

(1) Includes $0.03 million for allowance for unused commitments on the $0.4 million of unused commitments available to Grain originated borrowers reported in other liabilities in the accompanying Consolidated Statements of Financial Conditions. Excludes $1.4 million of security deposits by Grain originated borrowers reported in deposits in the accompanying Consolidated Statements of Financial Conditions.

Note 6. Premises and Equipment

A summary of premises and equipment at December 31, 2022 and 2021 is as follows:

	December 31,			
	2022		**2021**	
	(in thousands)			
Land	$	932	$	932
Buildings and improvements		4,717		4,327
Leasehold improvements		15,808		16,462
Furniture, fixtures and equipment		8,497		9,661
		29,954		31,382
Less: accumulated depreciation and amortization		(12,508)		(11,765)
Total premises and equipment	$	17,446	$	19,617

Depreciation and amortization expense amounted to $1.8 million for the year ended December 31, 2022, and $2.5 million for each of the years ended December 31, 2021 and 2020, respectively, and is included in occupancy expense in the accompanying consolidated statements of operations. Furniture, fixtures and equipment decreased $1.2 million to $8.5 million at December 31, 2022, mainly as a result of sale of $1.3 million in equipment and $0.3 million in write-offs of obsolete equipment and software, offset by $0.4 million in purchases of equipment. The Company recognized a one-time $0.4 million loss on sale of equipment as it moved to implement ATMs as a service. Leasehold improvements decreased $0.7 million to $15.8 million primarily as a result of $0.9 million in assets disposal and $0.2 million in asset additions. Buildings and improvements increased $0.4 million to $4.7 million at December 31, 2022 mainly due to renovations of real property.

Note 7. Leases

Effective January 1, 2022, the Company adopted the provisions of Topic 842 using the prospective transition approach. Therefore, prior period comparative information has not been adjusted and continues to be reported under GAAP in effect prior to the adoption of Topic 842.

The Company has 15 operating leases for branches (including headquarters) and office spaces and five operating leases for equipment. Our leases have remaining lease terms ranging from less than one year to approximately 17 years, none of which has a renewal option reasonably certain of exercise, which has been reflected in the Company's calculation of lease term.

Certain leases have escalation clauses for operating expenses and real estate taxes. The Company's non-cancelable operating lease agreements expire through 2038.

Supplemental balance sheet information related to leases was as follows:

		December 31,	
		2022	2021
		(Dollars in thousands)	
Operating lease ROU assets	$	33,423	$ —
Operating lease liabilities		34,532	—
Weighted-average remaining lease term-operating leases		13.5 years	—
Weighted average discount rate-operating leases		4.9%	—

The components of lease expense and cash flow information related to leases were as follows:

		For the Years Ended December 31,			
		2022		2021	
		(Dollars in thousands)			
Lease Cost					
Operating lease cost	Occupancy and equipment	$	4,416	$	2,158
Operating lease cost	Other operating expenses		7		3
Short-term lease cost	Other operating expenses		11		7
Variable lease cost	Occupancy and equipment		155		177
Total lease cost		$	4,589	$	2,345

The Company's minimum annual rental payments under the terms of the leases are as follows at December 31, 2022:

Years ended December 31:		Minimum Rental (in thousands)
2023	$	3,785
2024		3,833
2025		3,635
2026		3,422
2027		3,495
Thereafter		29,041
Total Minimum payments required		47,211
Less: implied interest		12,679
Present value of lease liabilities	$	34,532

Lease Commitments: As of December 31, 2022, there are noncancelable operating leases for office space that expire on various dates through 2038. Certain of these leases contains escalation clauses providing for increased rental based on pre-scheduled annual increases or on increases in real estate taxes.

On February 11, 2021, the Company completed the sale of real property located at 3821 Bergenline Avenue, Union City, New Jersey for a sale price of $2.4 million. Concurrent with the sale, the Bank and the purchaser entered into a fifteen-year lease agreement whereby the Bank will lease back this real property at an initial annual base rent of approximately $145,000 subject to annual rent increases of 1.5%. Under the lease agreement, the Bank has four (4) consecutive options to extend the term of the lease by five (5) years for each such option. The sale lease-back resulted in a gain of approximately $0.6 million, net of expenses, which is included in other non-interest income in the accompanying Consolidated Statements of Operations.

On June 4, 2021, the Company completed the sale of real property located at 5560 Broadway, Bronx, New York for a sale price of $5.7 million. Concurrent with the sale, the Bank and the purchaser entered into a fifteen-year lease agreement whereby the Bank will lease back this real property at an initial annual base rent of approximately $281,000 subject to annual rent increases of 1.75%. The sale lease-back resulted in a gain of approximately $4.2 million, net of expenses, which is included in other non-interest income in the accompanying Consolidated Statements of Operations.

On November 10, 2021, the Company completed the sale of real property located at 2244 Westchester Avenue, Bronx, New York for a sale price of $16.1 million. Concurrent with the sale, the Bank and the purchaser entered into a seventeen-year lease agreement whereby the Bank will lease back this real property at an initial annual base rent of approximately $926,000, subject to annual rent increases of 1.75%. The sale lease-back resulted in a gain of approximately $8.7 million, net of expenses, which is included in other non-interest income in the accompanying Consolidated Statements of Operations.

On November 12, 2021, the Company completed the sale of real property located at 169-174 Smith Street, Brooklyn, New York for a sale price of $4.0 million. Concurrent with the sale, the Bank and the purchaser entered into a fifteen-year lease agreement whereby the Bank will lease back this real property at an initial annual base rent of approximately $200,000 subject to annual rent increases of 1.50%. The sale lease-back resulted in a gain of approximately $3.7 million, net of expenses, which is included in other non-interest income in the accompanying Consolidated Statements of Operations.

On December 16, 2021, the Company completed the sale of real property located at 37-60 82nd Street, Jackson Heights, New York for a sale price of $11.8 million. Concurrent with the sale, the Bank and the purchaser entered into a seventeen-year lease agreement whereby the Bank will lease back this real property at an initial annual base rent of approximately $530,000 subject to annual rent increases of 2.0%. The sale lease-back resulted in a gain of approximately $3.1 million, net of expenses, which is included in other non-interest income in the accompanying Consolidated Statements of Operations.

Note 8. Deposits

Deposits at December 31, 2022 and 2021 are summarized as follows:

	December 31,	
	2022	2021
	(in thousands)	
Demand	$ 289,149	$ 274,956
Interest-bearing deposits:		
NOW/IOLA accounts	24,349	35,280
Money market accounts	317,815	186,893
Reciprocal deposits	114,049	143,221
Savings accounts	130,432	134,887
Total NOW, money market, reciprocal and savings	586,645	500,281
Certificates of deposit of $250K or more	70,113	78,454
Brokered certificates of deposits [1]	98,754	79,320
Listing service deposits [1]	35,813	66,411
Certificates of deposit less than $250K	171,938	205,294
Total certificates of deposit	376,618	429,479
Total interest-bearing deposits	963,263	929,760
Total deposits	$ 1,252,412	$ 1,204,716

(1) As of December 31, 2022 and 2021, there were $13.6 million and $29.0 million, respectively, in individual listing service deposits amounting to $250,000 or more. All brokered certificates of deposit individually amounted to less than $250,000.

At December 31, 2022, scheduled maturities of certificates of deposit were as follows:

December 31,

		(in thousands)
2023	$	196,342
2024		49,457
2025		41,169
2026		42,165
2027		47,485
	$	376,618

Overdrawn deposit accounts that have been reclassified to loans amounted to $0.1 million and $0.2 million as of December 31, 2022 and 2021, respectively.

Note 9. Borrowings

<u>FHLBNY Advances</u>: As a member of FHLBNY, the Bank has the ability to borrow from the FHLBNY based on a certain percentage of the value of the Bank's qualified collateral, as defined in FHLBNY Statement of Credit Policy, at the time of the borrowing. In accordance with an agreement with FHLBNY, the qualified collateral must be free and clear of liens, pledges and encumbrances.

The Bank had $511.4 million and $106.3 million of outstanding term advances from FHLBNY at December 31, 2022 and 2021, respectively and $6.0 million of overnight line of credit advance from the FHLBNY at December 31, 2022. The bank had no overnight line of credit advance from the FHLBNY at December 31, 2021. Additionally, the Bank had two unsecured lines of credit in the amount of $90.0 million and $25.0 million with two correspondent banks, under which there was nothing outstanding at December 31, 2022 and 2021, respectively. The Bank also had a guarantee from the FHLBNY through letters of credit of up to $21.5 million each at December 31, 2022 and 2021.

Borrowed funds at December 31, 2022 and 2021 consist of the following and are summarized by maturity and call date below:

	December 31, 2022			December 31, 2021		
	Scheduled Maturity	Redeemable at Call Date	Weighted Average Rate	Scheduled Maturity	Redeemable at Call Date	Weighted Average Rate
			(Dollars in thousands)			
FHLBNY Overnight line of credit advance	$ 6,000	$ 6,000	4.61%	$ —	$ —	—%
FHLBNY Term advances ending:						
2022	$ —	$ —	—	$ 77,880	$ 77,880	1.73%
2023	178,375	178,375	4.32	28,375	28,375	2.82
2024	50,000	50,000	4.75	—	—	—
2025	50,000	50,000	4.41	—	—	—
2026	—	—	—	—	—	—
Thereafter	233,000	233,000	3.27	—	—	—
	$ 517,375	$ 517,375	3.90%	$ 106,255	$ 106,255	2.02%

Interest expense on FHLBNY term advances totaled $5.4 million, $2.2 million and $2.5 million for the years ended December 31, 2022, 2021 and 2020, respectively. Interest expense on FHLBNY overnight advances totaled $0.7 million and $0.2 million for the years ended December 31, 2022 and 2020. There was no interest expense on FHLBNY overnight advances for the year ended December 31, 2021.

As of December 31, 2022 and 2021, the Bank had eligible collateral of approximately $478.8 million and $362.3 million, respectively, in residential 1-4 family and multifamily mortgage loans available to secure advances from the FHLBNY.

Warehouse Lines of Credit: Mortgage World maintained two warehouse lines of credit with financial institutions for the purpose of funding the originations and sale of residential mortgages. The lines of credit were repaid with proceeds from the sale of the mortgage loans. The lines were secured by the assets collateralizing underlying mortgages. The agreements with the warehouse lenders provided for certain restrictive covenants such as minimum net worth and liquidity ratios for Mortgage World. As of December 31, 2021, Mortgage World was in full compliance with all financial covenants.

Warehouse Line of Credit #1

The interest rate is based on the 30-day LIBOR rate plus 3.25%. The effective rate at December 31, 2021 was 3.35%. On December 31, 2022, the unused line of credit was $10.0 million. This warehouse line of credit was terminated on February 7, 2023.

Warehouse Line of Credit #2

The interest rate is based on the 30-day LIBOR rate plus 3.00% for loans funded. The effective rate at December 31, 2021 was 3.10%. The warehouse line of credit was terminated on March 31, 2022.

Total interest expense on warehouse lines of credit totaled $0.1 million and $0.4 million for the years ended December 31, 2022 and 2021, respectively.

	December 31, 2021					
	Credit Line Maximum		**Unused Line of Credit**		**Balance**	
			(in thousands)			
Warehouse Line of Credit #1	$	15,000	$	8,636	$	6,364
Warehouse Line of Credit #2		15,000	$	6,274	$	8,726
Total long-term debt	$	30,000	$	14,910	$	15,090

Mortgage Loan Funding Payable: Mortgage loan funding payable consists of liabilities to borrowers in connection with the origination of residential loans originated and intended for sale in the secondary market, that remain unfunded by the Company because there is typically a three day period from when the loans close to when they are funded by the warehouse line of credit. This liability is presented at cost and fully offsets the principal balance of the related loans included in mortgage loans held for sale, at fair value on the consolidated statement of financial condition. At December 31, 2022 and 2021, there were no mortgage loan funding payable for both periods.

Note 10. Income Taxes

The provision (benefit) for income taxes for the years ended December 31, 2022, 2021 and 2020 consists of the following:

	For the Years Ended December 31,					
	2022		**2021**		**2020**	
			(in thousands)			
Federal:						
Current	$	—	$	6,107	$	2,065
Deferred		(6,064)		646		(839)
		(6,064)		6,753		1,226
State and local:						
Current		1,094		842		281
Deferred		(7,467)		1,733		(353)
		(6,373)		2,575		(72)
Valuation allowance		5,592		(1,119)		228
(Benefit) provision for income taxes	$	(6,845)	$	8,209	$	1,382

Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 21% for the years ended December 31, 2022, 2021 and 2020 to income before income taxes as a result of the following:

	For the Years Ended December 31,		
	2022	**2021**	**2020**
	(in thousands)		
Income tax, at federal rate	$ (7,738)	$ 7,195	$ 1,099
State and local tax, net of federal benefit	(5,035)	2,034	(57)
Valuation allowance, net of federal benefit	5,592	(1,119)	228
Other	336	99	112
(Benefit) provision for income taxes	$ (6,845)	$ 8,209	$ 1,382

Management maintains a valuation allowance against its net New York State and New York City deferred tax as it is unlikely these deferred tax assets will be utilized to reduce the Company's tax liability in future years. For the years ended December 31, 2022 and 2020, the valuation allowance increased by $5.6 million and $0.2 million, respectively, and decreased by $1.1 million for the year ended December 31, 2021. In 2021, Management recorded a valuation allowance against a portion of the charitable contribution carryforward that will expire in 2022 as it is unlikely this deferred tax asset will be utilized. As of December 31, 2022, the charitable contribution carryforward expired and the company reversed the deferred tax asset related to the carryforward. Accordingly, the valuation allowance that was established with regards to the utilization of these carryforwards was also reversed. Moreover, during 2022 the Company generated significant net operating losses in New York State and New York City which the Company does not believe it has the capacity to utilize and therefore has established a valuation allowance against the deferred tax asset related to these NOL carryforwards.

Management has determined that it is not required to establish a valuation allowance against any other deferred tax assets since it is more likely than not that the deferred tax assets will be fully utilized in future periods. In assessing the need for a valuation allowance, management considers the scheduled reversal of the deferred tax liabilities, the level of historical taxable income, and the projected future taxable income over the periods that the temporary differences comprising the deferred tax assets will be deductible.

For federal income tax purposes, a financial institution may carry net operating losses ("NOLs") to forward tax years indefinitely. The use of NOLs to offset income is limited to 80%. The CARES Act allows NOLs generated in 2018, 2019 and 2020 to be carried back to each of the five preceding tax years. The Company did not generate NOLs in 2018, 2019 or 2020 so no carryback is available. At December 31, 2022, the Bank has a federal NOL carryforward of $13.1 million.

The state and city of New York allow for a three-year carryback period and carryforward period of twenty years on NOLs generated on or after tax year 2015. For tax years prior to 2015, no carryback period is allowed. Ponce De Leon Federal Bank, the predecessor of Ponce Bank, has pre-2015 carryforwards of $0.6 million for New York State purposes and $0.5 million for New York City purposes. Furthermore, there are post-2015 carryforwards available of $60.9 million for New York State purposes and $33.9 million for New York City purposes. For Connecticut purposes, losses may only be carried forward 20 years, with no allowable carryback period. At December 31, 2022, the Bank has a Connecticut NOL carryforward of $0.1 million. Finally for New Jersey purposes, losses may only be carried forward 20 years, with no allowable carryback period. At December 31, 2022, the Bank has a New Jersey NOL carryforward of $0.5 million.

At December 31, 2022 and 2021, the Company had no unrecognized tax benefits recorded. The Company does not expect the total amount of unrecognized tax benefits will significantly increase in the next twelve months.

The Company is subject to U.S. federal income tax, New York State income tax, Connecticut income tax, New Jersey income tax, Florida income tax, Pennsylvania income tax and New York City income tax. The Company is no longer subject to examination by taxing authorities for years before 2019.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2022 and 2021 are presented below:

	At December 31,		
	2022		2021
	(in thousands)		
Deferred tax assets:			
Allowance for loan losses	$ 11,324	$	5,254
Deferred loan fees	—		214
Interest on nonaccrual loans	317		102
Unrealized loss on available-for-sale securities	4,777		399
Amortization of intangible assets	32		50
Deferred rent payable	—		152
Operating lease liabilities	11,304		—
Net operating losses	9,119		3,280
Charitable contribution carryforward	1,859		366
Compensation and benefits	562		456
Other	478		264
Total gross deferred tax assets	39,772		10,537
Deferred tax liabilities:			
Depreciation of premises and equipment	1,049		1,301
Right of use assets	10,941		—
Deferred loan fees	671		—
Other	29		63
Total gross deferred tax liabilities	12,690		1,364
Valuation allowance	10,945		5,353
Net deferred tax assets	$ 16,137	$	3,820

The deferred tax expense (benefit) has been allocated between operations and equity as follows:

	For the Years Ended December 31,		
	2022	2021	2020
	(in thousands)		
Equity	$ (4,378)	$ (424)	$ 32
Operations	(7,939)	1,260	(964)
	$ (12,317)	$ 836	$ (932)

Note 11. Compensation and Benefit Plans

<u>Ponce Bank Employee Stock Ownership Plan with 401(k) Provisions (the "KSOP")</u>. Effective January 1, 2021, Ponce Bank amended and restated the terms of the Ponce Bank Employee Stock Ownership Plan (the "ESOP") and merged the Ponce Bank 401(k) Plan into the ESOP to form the KSOP. There were no changes to the provisions of the ESOP as discussed below. The KSOP is for eligible employees of Ponce Bank and those of its affiliates. The named executive officers are eligible to participate in the KSOP just like other employees. An employee must attain the age of 21 and will be eligible to participate in the 401(k) features of the KSOP in the quarter following thirty days of service and the ESOP feature of the KSOP upon the first entry date commencing on or after the eligible employee's completion of one year of service. Employees are eligible to participate in the 401(k) Plan at the beginning of each quarter (January 1, April 1, July 1, or October 1).

<u>401(k) Component</u>:

Under the 401(k) features of the KSOP ("401(k) Component"), a participant may elect to defer, on a pre-tax basis, the maximum amount as permitted by the Internal Revenue Code. For 2022, the salary deferral contribution limit was $20,500; provided, however, that a participant over age 50 may contribute an additional $6,500 to the 401(k) for a total of $27,000. In addition to salary deferral contributions, Ponce Bank may make discretionary matching contributions, discretionary profit sharing contributions or safe harbor contributions to the 401(k) Component. Discretionary matching contributions are allocated on the basis of salary deferral contributions. Discretionary profit sharing contributions are based on three classifications set forth in the 401(k) feature (i) Class A — Chairman, President, and Executive Vice Presidents; (ii) Class B — Senior Vice Presidents, Vice Presidents and Assistant Vice Presidents; and (iii) Class C — all other eligible employees. The contribution for a class will be the same percentage of compensation for all participants in that class. If Ponce Bank decides to make a safe harbor contribution for a plan year, each participant will receive a contribution equal to 3% of his or her compensation for the plan year. The 401(k) expenses recorded in the Consolidated Statements of Operations amounted to $0.4 million and $0.6 million for the years ended December 31, 2021 and 2020, respectively. There were no 401(k) expenses recorded in the Consolidated Statements of Operations for the year ended December 31, 2022, as this is now part of the KSOP.

A participant is always 100% vested in his or her salary deferral contributions and safe harbor contributions. Discretionary matching and profit sharing contributions are 20% vested after two years of service, plus an additional 20% for each additional year of service; so all participants are fully vested in such contributions after six years of service. Participants also will become fully vested in his or her account balance in the 401(k) Component automatically upon normal retirement, death or disability, a change in control, or termination of the KSOP. Generally, participants will receive distributions from the KSOP upon separation from service in accordance with the terms of the governing document.

<u>ESOP Component</u>:

On September 29, 2017, in connection with the Bank's reorganization into the mutual holding company form of organization, the ESOP trustee purchased, on behalf of the ESOP, 723,751 shares of PDL Community Bancorp common stock. The ESOP funded its stock purchase with a loan ("First ESOP loan") from PDL Community Bancorp in the amount of $7.2 million, which was equal to the aggregate purchase price of the common stock. The First ESOP loan is being repaid principally through Ponce Bank's contributions to the ESOP over the 15-year term of such loan. The interest rate for the First ESOP loan is 2.60%.

On January 27, 2022, concurrent with the completion of the conversion and reorganization of Ponce Bank Mutual Holding Company from a mutual form to a stock form of organization and the merger of PDL Community Bancorp with and into Ponce Financial Group, Inc., the shares of PDL Community Bancorp common stock held by the KSOP were converted into 977,880 shares of Ponce Financial Group, Inc. common stock.

On January 27, 2022, the KSOP trustee purchased, on behalf of the ESOP feature of the KSOP ("ESOP Component"), an additional 1,097,353 shares of Ponce Financial Group, Inc. common stock, or 4.44% of the total number of shares of Ponce Financial Group, Inc. common stock outstanding on January 27, 2022 (including shares issued to the Foundation). The KSOP funded this stock purchase with a loan ("Second ESOP loan") from Ponce Financial Group, Inc. in the amount of $11.0 million, which was equal to the aggregate purchase price of the common stock. The Second ESOP loan is being repaid principally through Ponce Bank's contributions to the ESOP Component over the 15-year term of such loan. The interest rate for the Second ESOP loan is 1.82%.

The trustee of the trust funding the KSOP holds the shares of Ponce Financial Group, Inc. common stock purchased by the KSOP in an unallocated suspense account, and shares will be released from the suspense account on a pro-rata basis as the loans are repaid. The trustee will allocate the shares released among participants on the basis of each participant's proportional share of qualifying compensation relative to all participants participating in the ESOP Component. A participant will become 100% vested in his or her account balance in the ESOP Component after three years of service. In addition, participants will become fully vested in his or her account balance in the ESOP Component automatically upon normal retirement, death or disability, a change in control, or termination of the KSOP. Generally, participants will receive distributions from the KSOP upon separation from service in accordance with the terms of the plan document. The KSOP reallocates any unvested shares of Ponce Financial Group, Inc. common stock forfeited upon termination of employment among the remaining participants in the ESOP Component.

Contributions to the ESOP are to be sufficient to pay principal and interest currently due under the loan agreement. Under applicable accounting requirements, Ponce Bank will record a compensation expense for the ESOP at the average market price of the shares as they are committed to be released from the unallocated suspense account to participants' accounts, which may be more or less than the original issue price. The compensation expense resulting from the release of the common stock from the suspense account and allocation to plan participants will result in a corresponding reduction in the earnings of Ponce Financial Group, Inc. The ESOP shares become outstanding for earnings per share computations (see Note 12). As of December 31, 2022, the combined outstanding balance of both the First ESOP loan and Second ESOP loan was $14.2 million.

A summary of the ESOP shares as of December 31, 2022 and 2021 are as follows:

	December 31, 2022	December 31, 2021
	(Dollars in thousands)	
Shares committed-to-be released	133,744	96,500
Shares allocated to participants	354,227	170,145
Unallocated shares	1,569,475	434,251
Total	2,057,446	700,896
Fair value of unallocated shares	$ 14,628	$ 6,297

The Company recognized ESOP related compensation expense, including ESOP equalization expense, of $1.4 million, $1.4 million and $0.5 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Supplemental Executive Retirement Plan:

The Bank maintains a non-qualified supplemental executive retirement plan ("SERP") for the benefit of two key executive officers. The SERP expenses recognized for the years ended December 31, 2022 and 2020 were $0.1 million each for the one key executive officer. The SERP expenses recognized for the year ended December 31, 2021 were $0.3 million for the two key executive officers.

2018 Incentive Plan

The Company's stockholders approved the PDL Community Bancorp 2018 Long-Term Incentive Plan (the "2018 Incentive Plan") at the Special Meeting of Stockholders on October 30, 2018. The maximum number of shares of common stock which can be issued under the 2018 Incentive Plan is 1,248,469. Of the 1,248,469 shares, the maximum number of shares that may be awarded under the 2018 Incentive Plan pursuant to the exercise of stock options or stock appreciation rights ("SARs") is 891,764 shares (all of which may be granted as incentive stock options), and the number of shares of common stock that may be issued as restricted stock awards or restricted stock units is 356,705 shares. However, the 2018 Incentive Plan contains a flex feature that provides that awards of restricted stock and restricted stock units in excess of the 356,705 share limitation may be granted but each share of stock covered by such excess award shall reduce the 891,764 share limitation for awards of stock options and SARs by 3.0 shares of common stock. The Company converted 462,522 awards of stock options into 154,174 restricted stock units in 2018, 45,000 awards of stock options into 15,000 restricted stock units in 2020 and 191,145 awards of stock options into 63,715 restricted stock units in 2022.

Under the 2018 Incentive Plan, the Company made grants equal to 674,645 shares on December 4, 2018 which include 119,176 incentive options to executive officers, 44,590 non-qualified options to outside directors, 322,254 restricted stock units to executive officers, 40,000 restricted stock units to non-executive officers and 148,625 restricted stock units to outside directors. During the year ended December 31, 2020, the Company awarded 40,000 incentive options and 15,000 restricted stock units to non-executive officers under the 2018 Incentive Plan. Awards to directors generally vest 20% annually beginning with the first anniversary of the date of grant. Awards to a director with fewer than five years of service at the time of grant vest over a longer period and will not become fully vested until the director has completed ten years of service. Awards to the executive officer who is not a director vest 20% annually beginning on December 4, 2020. On April 1, 2022, the Company awarded 23,718 incentive options to an executive officer, 30,659 incentive options to non-executive officers and 13,952 non-qualified options to an outside director. In addition, on April 1, 2022 the Company awarded 40,460 restricted stock units to executive officers and 23,255 restricted stock units to outside directors. As of December 31,

2021, the maximum number of stock options and SARs remaining to be awarded under the Incentive Plan was 189,476. As of December 31, 2022, the maximum number of stock options and SARs remaining to be awarded under the Incentive Plan was 4,883, after the conversion from PDL Community Bancorp common stock to Ponce Financial Group, Inc. common stock. As of December 31, 2022 and 2021, the maximum number of shares of common stock that may be issued as restricted stock or restricted stock units remaining to be awarded under the Incentive Plan was none, for both periods.

The product of the number of units granted and the grant date market price of the Company's common stock determine the fair value of restricted stock units under the Company's 2018 Incentive Plan. Management recognizes compensation expense for the fair value of restricted stock units on a straight-line basis over the requisite service period for the entire award.

A summary of the Company's restricted stock units activity and related information for the years ended December 31, 2022 and 2021 are as follows:

	December 31, 2022	
	Number of Shares	Weighted- Average Grant Date Fair Value Per Share
Non-vested, beginning of year	237,687	$ 12.65
Conversion and reorganization	93,933	—
Granted	63,715	10.44
Vested	(149,495)	9.11
Forfeited	—	—
Non-vested at December 31	245,840	$ 9.40

	December 31, 2021	
	Number of Shares	Weighted- Average Grant Date Fair Value Per Share
Non-vested, beginning of year [1]	335,919	$ 12.66
Granted	—	—
Vested	(98,232)	12.69
Forfeited	—	—
Non-vested at December 31	237,687	$ 12.65

Compensation expense related to restricted stock units for the years ended December 31, 2022, 2021 and 2020 was $1.4 million, $1.3 million and $1.3 million, respectively. As of December 31, 2022, the total remaining unrecognized compensation cost related to restricted stock units was $2.1 million, which is expected to be recognized over the next 20 quarters.

A summary of the Company's stock options awards activity and related information for the years ended December 31, 2022 and 2021 are as follows:

| | December 31, 2022 | | |
| | | Weighted-Average Exercise Price |
	Options		Per Share
Outstanding, beginning of year	203,766	$	12.02
Conversion and reorganization	80,526		—
Granted	68,329		10.44
Exercised	—		—
Forfeited	—		—
Outstanding at December 31	352,621		8.97
Exercisable at December 31 [1]	190,508	$	8.83

| | December 31, 2021 | | |
| | | Weighted-Average Exercise Price |
	Options		Per Share
Outstanding, beginning of year	203,766	$	12.02
Granted	—		—
Exercised	—		—
Forfeited	—		—
Outstanding at December 31 [1]	203,766	$	12.02
Exercisable at December 31 [1]	94,904	$	12.45

(1) The aggregate intrinsic value, which represents the difference between the price of the Company's common stock at respective periods and the stated exercise price of the underlying options, was $0.1 million for outstanding options and $0.1 million for exercisable options at December 31, 2022 and $0.5 million for outstanding options and $0.2 million for exercisable options at December 31, 2021.

The weighted-average exercise price for outstanding options as of December 31, 2022 was $8.97 per share and the weighted-average remaining contractual life is 6.7 years. The weighted-average period over which it is expected to be recognized is 3.5 years. There were 190,508 and 94,904 shares exercisable as of December 31, 2022 and 2021. Total compensation costs related to stock options recognized was $0.2 million, $0.1 million and $0.1 million for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, the total remaining unrecognized compensation cost related to unvested stock options was $0.4 million, which is expected to be recognized over the next 20 quarters.

The fair value of each option grant is estimated on the date of grant using Black-Scholes option pricing model with the following weighted average assumptions:

| | For the Years Ended December 31, | |
	2022	2021
Dividend yield	0.00%	0.00%
Expected life	6.5 years	6.5 years
Expected volatility	41.34%	38.51%
Risk-free interest rate	2.65%	0.48%
Weighted average grant date fair value	$ 3.85	$ 3.77

The expected volatility is based on the Company's historical volatility. The expected life is an estimate based on management's review of the various factors and calculated using the simplified method for plain vanilla options. The dividend yield assumption is based on the Company's history and expectation of dividend payouts.

Treasury Stock:

As of December 31, 2022, 1,976 shares were held as treasury stock as a result of restricted stock units vested during 2022. As of December 31, 2021, 1,037,041 shares were held as treasury stock. As a result of the conversion and reorganization, all shares of treasury stock of PDL Community Bancorp were retired on January 27, 2022.

Note 12. Earnings Per Common Share

The following table presents a reconciliation of the number of common shares used in the calculation of basic and diluted earnings per common share:

	For the Years Ended December 31,		
	2022	2021	2020
	(Dollars in thousands except share data)		
Net (loss) income	$ (30,001)	$ 25,415	$ 3,853
Common shares outstanding for basic EPS:			
Weighted average common shares outstanding	24,246,912	17,256,837	17,233,901
Less: Weighted average unallocated Employee Stock Ownership Plan (ESOP) shares	1,555,969	512,276	560,708
Basic weighted average common shares outstanding	22,690,943	16,744,561	16,673,193
Basic (loss) earnings per common share	$ (1.32)	$ 1.52	$ 0.23
Potential dilutive common shares:			
Add: Dilutive effect of restricted stock awards and stock options	—	46,882	9,391
Diluted weighted average common shares outstanding	22,690,943	16,791,443	16,682,584
Diluted (loss) earnings per common share	$ (1.32)	$ 1.51	$ 0.23

Note 13. Commitments, Contingencies and Credit Risk

Financial Instruments With Off-Balance-Sheet Risk: In the normal course of business, financial instruments with off-balance-sheet risk may be used to meet the financing needs of customers. These financial instruments include commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized on the Consolidated Statements of Financial Condition. The contractual amounts of these instruments reflect the extent of involvement in particular classes of financial instruments.

The contractual amounts of commitments to extend credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless. The same credit policies are used in making commitments and contractual obligations as for on-balance-sheet instruments. Financial instruments whose contractual amounts represent credit risk at December 31, 2022 and 2021 are as follows:

	December 31, 2022	December 31, 2021
	(in thousands)	
Commitments to grant mortgage loans	$ 207,105	$ 127,159
Commitments to sell loans at lock-in rates	1,676	13,321
Unfunded commitments under lines of credit	72,530	80,033
	$ 281,311	$ 220,513

Commitments to Grant Mortgage Loans: Commitments to grant mortgage loans are agreements to lend to a customer as long as all terms and conditions are met as established in the contract. Commitments generally have fixed expiration dates or other termination clauses, and may require payment of a fee by the borrower. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties. Material losses are not anticipated as a result of these transactions.

Commitments to Sell Loans at Lock-in Rates: In order to assure itself of a marketplace to sell its loans, Mortgage World has agreements with investors who will commit to purchase loans at locked-in rates. Mortgage World has off-balance sheet market risk to the extent that Mortgage World does not obtain matching commitments from these investors to purchase the loans. This will expose Mortgage World to the lower of cost or market valuation environment.

Repurchases, Indemnifications and Premium Recaptures: Loans sold by Mortgage World under investor programs are subject to repurchase or indemnification if they fail to meet the origination criteria of those programs. In addition, loans sold to investors are also subject to repurchase or indemnifications if the loan is two or three months delinquent during a set period which usually varies from six months to a year after the loan is sold. There are no open repurchase or indemnification requests for loans sold as a correspondent lender or where the Company acted as a broker in the transaction as of December 31, 2022.

Unfunded Commitments Under Lines of Credit: Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extension of credit to existing customers. These lines of credit are uncollateralized and usually contain a specified maturity date and, ultimately, may not be drawn upon to the total extent to which the Company is committed.

Unfunded Commitments with Bamboo: On October 1, 2022, the Bank entered into a Membership Interest Purchase Agreement with Bamboo. Under the agreement, the Bank purchased from Bamboo 180 Membership Interest Units representing an aggregate amount equal to up to 18% of total issued and outstanding Membership Interest in Bamboo for a purchase price of $2.5 million. The Bank is committed to make an additional contribution of $0.5 million. The additional contribution will be made during the first quarter of 2023.

Unfunded Commitments with Oaktree: In December of 2021, the Bank committed to invest $5.0 million in Oaktree SBIC Fund, L.P. ("Oaktree"). As of December 31, 2022 and 2021, the total unfunded commitment was $2.8 million and $3.9 million.

Unfunded Commitments with Silvergate: In April of 2022, the Bank committed to invest $5.0 million in EJF Silvergate Ventures Fund LP ("Silvergate"). As of December 31, 2022, the total unfunded commitment was $3.3 million.

Letters of Credit: Letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Letters of credit are largely cash secured.

Concentration by Geographic Location: Loans, commitments to extend credit and letters of credit have been granted to customers who are located primarily in the New York City metropolitan area. Generally, such loans most often are secured by one-to-four family residential properties. The loans are expected to be repaid from the borrowers' cash flows.

Legal Matters: The Company is involved in various legal proceedings which have arisen in the normal course of business. Management believes that resolution of these matters will not have a material effect on the Company's financial condition or results of operations.

Note 14. Fair Value

The following fair value hierarchy is used based on the lowest level of input significant to the fair value measurement. There are three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value:

Cash and Cash Equivalents, Placements with Banks, Accrued Interest Receivable, Advance Payments by Borrowers for Taxes and Insurance, and Accrued Interest Payable: The carrying amount is a reasonable estimate of fair value. These assets and liabilities were not recorded at fair value on a recurring basis.

Available-for-Sale Securities: These financial instruments are recorded at fair value in the consolidated financial statements on a recurring basis. Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted prices are not available, then fair values are estimated by using pricing models (e.g., matrix pricing) or quoted prices of securities with similar characteristics and are classified within Level 2 of the valuation hierarchy. Examples of such instruments include government agency bonds and mortgage-backed securities. Level 3 securities are securities for which significant unobservable inputs are utilized. There were no changes in valuation techniques used to measure similar assets during the period.

FHLBNY Stock: The carrying value of FHLBNY stock approximates fair value since the Bank can redeem such stock with FHLBNY at cost. As a member of the FHLBNY, the Company is required to purchase this stock, which we carry at cost and classified as restricted equity securities.

Loans Receivable: For variable rate loans, which reprice frequently and have no significant change in credit risk, carrying values are a reasonable estimate of fair values, adjusted for credit losses inherent in the portfolios. The fair value of fixed rate loans is estimated by discounting the future cash flows using estimated market rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities, adjusted for credit losses inherent in the portfolios. Impaired loans are valued using a present value discounted cash flow method, or the fair value of the collateral. Loans are not recorded at fair value on a recurring basis.

Mortgage Loans Held for Sale: Mortgage loans held for sale, at fair value, consists primarily of mortgage loans originated for sale by Mortgage World and accounted for under the fair value option. These assets are valued using stated investor pricing for substantially equivalent loans as Level 2. In determining fair value, such measurements are derived based on observable market data, investor commitments, or broker quotations, including whole-loan transaction pricing and similar market transactions adjusted for portfolio composition, servicing value and market conditions. Loans held for sale by the Bank are carried at the lower of cost or fair value as determined by investor bid prices.

Under the fair value option, management has elected, on an instrument-by-instrument basis, fair value accounting for substantially all forms of mortgage loans originated for sale on a recurring basis. The fair value carrying amount of mortgages held for sale under the fair value option was $2.0 million and the aggregate unpaid principal balance amounted to $2.0 million.

Interest Rate Lock Commitments: Mortgage World enters into rate lock commitments to extend credit to borrowers for generally up to a 60 day period for origination and/or purchase of loans. To the extent that a loan is ultimately granted and the borrower ultimately accepts the terms of the loan, these loan commitments expose the Bank's Mortgage World division to variability in its fair value due to changes in interest rates.

The FASB determined that loan commitments related to the origination or acquisition of mortgage loans that will be held for sale must be accounted for as derivative instruments. Such commitments, along with any related fees received from potential borrowers, are recorded at fair value in derivative assets or liabilities, with changes in fair value recorded in net gain or loss on sale of mortgage loans. Fair value is based on active market pricing for substantially similar underlying mortgage loans commonly referred to as best execution pricing or investment commitment pricing, if the loan is committed to an investor through a best efforts contract. In valuing interest rate lock commitments, there are several unobservable inputs such as the fair value of the mortgage servicing rights, estimated remaining cost to originate the loans, and the pull through rate of the open pipeline. Accordingly, such derivative is classified as Level 3.

The approximate notional amounts of Mortgage World's derivative instruments was $1.7 million and $13.3 million at December 31, 2022 and 2021, respectively. The fair value of derivatives related to interest rate lock commitments not subject to a forward loan sale commitment, amounted to $0.02 million and $0.2 million as of December 31, 2022 and 2021, respectively, and is included in other assets on the Consolidated Statements of Financial Conditions.

The table below presents the changes in derivatives from interest rate lock commitments that are measured at fair value on a recurring basis:

	(in thousands)
Balance as of December 31, 2021	$ 172
Change in fair value of derivative instrument reported in earnings	(150)
Balance as of December 31, 2022	$ 22

Other Real Estate Owned: Other real estate owned represents real estate acquired through foreclosure, and is recorded at fair value less estimated disposal costs on a nonrecurring basis. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the asset is classified as Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the asset is classified as Level 3.

Deposits: The fair values of demand deposits, savings, NOW, reciprocal deposits and money market accounts equal their carrying amounts, which represent the amounts payable on demand at the reporting date. Fair values for fixed-term, fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies market interest rates on certificates of deposit to a schedule of aggregated expected monthly maturities on such deposits. Deposits are not recorded at fair value on a recurring basis.

FHLBNY Advances: The fair value of the advances is estimated using a discounted cash flow calculation that applies current market-based FHLBNY interest rates for advances of similar maturity to a schedule of maturities of such advances. These borrowings are not recorded at fair value on a recurring basis.

Warehouse Lines of Credit: The carrying amounts of warehouse lines of credit approximate fair value and due to their short-term nature are classified as Level 2. One of the warehouse lines of credit was terminated on March 31, 2022 and one was terminated on February 7, 2023.

Off-Balance-Sheet Instruments: Fair values for off-balance-sheet instruments (lending commitments and letters of credit) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. Off-balance-sheet instruments are not recorded at fair value on a recurring basis.

The following tables detail the assets that are carried at fair value and measured at fair value on a recurring basis as of December 31, 2022 and 2021, and indicate the level within the fair value hierarchy utilized to determine the fair value:

Description	Total	December 31, 2022 Level 1	Level 2	Level 3
		(in thousands)		
Available-for-Sale Securities, at fair value:				
U.S. Government Bonds	$ 2,689	$ 2,689	$ —	$ —
Corporate bonds	23,359	730	22,629	—
Mortgage-Backed Securities:				
Collateralized Mortgage Obligations	37,777	—	37,777	—
FHLMC Certificates	9,634		9,634	
FNMA Certificates	55,928	—	55,928	—
GNMA Certificates	118	—	118	—
Mortgage Loans Held for Sale, at fair value	1,979	—	1,979	—
Derivatives from interest rate lock commitments	22	—	—	22
	$ 131,506	$ 3,419	$ 128,065	$ 22

Description	Total	December 31, 2021		
		Level 1	Level 2	Level 3
		(in thousands)		
Available-for-Sale Securities:				
U.S. Government Bonds	$ 2,934	$ —	$ 2,934	$ —
Corporate bonds	21,184	—	16,255	4,929
Mortgage-Backed Securities:				
Collateralized Mortgage Obligations	18,348	—	18,348	—
FNMA Certificates	70,699	—	70,699	—
GNMA Certificates	181	—	181	—
Mortgage Loans Held for Sale, at fair value	15,836	—	15,836	—
Derivatives from interest rate lock commitments	172	—	—	172
	$ 129,354	$ —	$ 124,253	$ 5,101

Management's assessment and classification of an investment within a level can change over time based upon maturity or liquidity of the investment and would be reflected at the beginning of the quarter in which the change occurred.

The following tables detail the assets carried at fair value and measured at fair value on a nonrecurring basis as of December 31, 2022 and 2021 and indicate the fair value hierarchy utilized to determine the fair value:

	Total	December 31, 2022		
		Level 1	Level 2	Level 3
		(in thousands)		
Impaired loans	$ 17,952	$ —	$ —	$ 17,952

	Total	December 31, 2021		
		Level 1	Level 2	Level 3
		(in thousands)		
Impaired loans	$ 17,651	$ —	$ —	$ 17,651

Losses on assets carried at fair value on a nonrecurring basis were de minimis for the years ended December 31, 2022 and 2021, respectively.

As of December 31, 2022 and 2021, the carrying values and estimated fair values of the Company's financial instruments were as follows:

	Carrying Amount	Fair Value Measurements			
		Level 1	Level 2	Level 3	Total
		(in thousands)			
December 31, 2022					
Financial assets:					
Cash and cash equivalents	$ 54,360	$ 54,360	$ —	$ —	$ 54,360
Available-for-sale securities, at fair value	129,505	3,419	126,086	—	129,505
Held-to-maturity securities, at amortized cost	510,820	—	495,851	—	495,851
Placements with banks	1,494	—	1,494	—	1,494
Mortgage loans held for sale, at fair value	1,979	—	1,979	—	1,979
Loans receivable, net	1,493,127	—	—	1,430,864	1,430,864
Accrued interest receivable	15,049	—	15,049	—	15,049
FHLBNY stock	24,661	24,661	—	—	24,661
Financial liabilities:					
Deposits:					
Demand deposits	289,149	289,149	—	—	289,149
Interest-bearing deposits	586,645	586,645	—	—	586,645
Certificates of deposit	376,618	—	370,005	—	370,005
Advance payments by borrowers for taxes and insurance	9,724	—	9,724	—	9,724
Advances from FHLBNY	517,375	—	503,406	—	503,406
Accrued interest payable	1,390	—	1,390	—	1,390

	Carrying Amount	Fair Value Measurements			
		Level 1	Level 2	Level 3	Total
		(in thousands)			
December 31, 2021					
Financial assets:					
Cash and cash equivalents	$ 153,894	$153,894	$ —	$ —	$ 153,894
Available-for-sale securities, at fair value	113,346	—	108,417	4,929	113,346
Held-to-maturity securities, at amortized cost	934	—	914	—	914
Placements with banks	2,490	—	2,490	—	2,490
Mortgage loans held for sale, at fair value	15,836	—	15,836		15,836
Loans receivable, net	1,305,078	—	—	1,306,253	1,306,253
Accrued interest receivable	12,362	—	12,362	—	12,362
FHLBNY stock	6,001	6,001	—	—	6,001
Financial liabilities:					
Deposits:					
Demand deposits	274,956	274,956	—	—	274,956
Interest-bearing deposits	500,281	500,281	—	—	500,281
Certificates of deposit	429,479	—	431,339	—	431,339
Advance payments by borrowers for taxes and insurance	7,657	—	7,657	—	7,657
Advances from FHLBNY	106,255	—	106,680	—	106,680
Warehouse lines of credit	15,090	—	15,090	—	15,090
Accrued interest payable	228	—	228	—	228

The following table reconciles, at December 31, 2022 and 2021, the beginning and ending balances for debt securities available-for-sale that are recognized at fair value on a recurring basis, in the Consolidated Statements of Financial Condition, using significant unobservable inputs.

	December 31,		
	2022		**2021**
	(in thousands)		
Beginning balance	$	4,929	$	6,016
Total loss included in earnings		(344)		(87)
Securities sold		—		(1,000)
Transfer out of level 3		(4,585)		—
Ending balance	$	—	$	4,929

The Company recognizes transfers between levels of the valuation hierarchy at the end of the applicable reporting periods. There was one transfer out of Level 3 assets in the fair value hierarchy at December 31, 2022 due to more observability of the inputs and the comparability to other assets trading in the marketplace on valuation date. There were no transfers into or out of Level 3 for the year ended December 31, 2021. Fair value for Level 3 securities was determined using a third-party pricing service with limited levels of activity and price transparency.

Off-Balance-Sheet Instruments: There loan commitments on which the committed interest rate is less than the current market rate insignificant at December 31, 2022 and 2021.

The fair value information about financial instruments are disclosed, whether or not recognized in the consolidated statements of financial condition, for which it is practicable to estimate that value. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The estimated fair value amounts for 2022 and 2021 have been measured as of their respective period-ends and have not been reevaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than amounts reported at each period.

The information presented should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only required for a limited portion of the Company's assets and liabilities. Due to the wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other banks may not be meaningful.

Note 15. Regulatory Capital Requirements

The Company and the Bank are subject to various regulatory capital requirements administered by the Federal Reserve Board, the OCC and the U.S. Department of Housing and Urban Development. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's operations and financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation require the maintenance of minimum amounts and ratios (set forth in the table below) of total risk-based and Tier 1 capital to risk-weighted assets (as defined), common equity Tier 1 capital (as defined), and Tier 1 capital to adjusted total assets (as defined) adjusted total assets (as defined). As of December 31, 2022 and 2021, the applicable capital adequacy requirements specified below have been met.

The below minimum capital requirements exclude the capital conservation buffer required to avoid limitations on capital distributions including dividend payments and certain discretionary bonus payments to executive officers. The applicable capital buffer for the Bank was 22.53% and 9.23% at December 31, 2022 and 2021.

The most recent notification from the OCC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and the Bank must maintain minimum total risk-based, common equity risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. There were no conditions or events since then that have changed the Bank's category.

The Company's and the Bank's actual capital amounts and ratios as of December 31, 2022 and 2022 as compared to regulatory requirements are as follows:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
December 31, 2022						
Ponce Financial Group, Inc.						
Total Capital to Risk-Weighted Assets	$530,241	33.72%	$125,791	8.00%	$157,238	10.00%
Tier 1 Capital to Risk-Weighted Assets	510,537	32.47%	94,343	6.00%	125,791	8.00%
Common Equity Tier 1 Capital Ratio	510,537	32.47%	70,757	4.50%	102,205	6.50%
Tier 1 Capital to Total Assets	510,537	26.29%	77,665	4.00%	97,082	5.00%
Ponce Bank						
Total Capital to Risk-Weighted Assets	$476,519	30.53%	$124,883	8.00%	$156,104	10.00%
Tier 1 Capital to Risk-Weighted Assets	456,816	29.26%	93,662	6.00%	124,883	8.00%
Common Equity Tier 1 Capital Ratio	456,816	29.26%	70,247	4.50%	101,468	6.50%
Tier 1 Capital to Total Assets	456,816	20.47%	89,264	4.00%	111,580	5.00%

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
December 31, 2021						
PDL Community Bancorp						
Total Capital to Risk-Weighted Assets	$204,216	18.96%	$86,169	8.00%	$107,711	10.00%
Tier 1 Capital to Risk-Weighted Assets	190,714	17.71%	64,627	6.00%	86,169	8.00%
Common Equity Tier 1 Capital Ratio	190,714	17.71%	48,470	4.50%	70,012	6.50%
Tier 1 Capital to Total Assets	190,714	12.58%	60,629	4.00%	75,786	5.00%
Ponce Bank						
Total Capital to Risk-Weighted Assets	$184,689	17.23%	$85,735	8.00%	$107,168	10.00%
Tier 1 Capital to Risk-Weighted Assets	171,253	15.98%	64,301	6.00%	85,735	8.00%
Common Equity Tier 1 Capital Ratio	171,253	15.98%	48,226	4.50%	69,659	6.50%
Tier 1 Capital to Total Assets	171,253	10.91%	62,784	4.00%	78,481	5.00%

Ponce Bank, through its Mortgage World division, is subject to various net worth requirements in connection with lending agreements that Ponce Bank has entered with purchase facility lenders. Failure to maintain minimum capital requirements could result in the Bank's Mortgage World division being unable to originate and service loans, and, therefore, could have a direct material effect on the Company's consolidated financial statements.

Mortgage World's minimum net worth requirements as of December 31, 2022 and prior to becoming a division of Ponce Bank, December 31, 2021 are reflected below:

	Minimum Requirement (in thousands)
December 31, 2022	
HUD	$ 1,000

Ponce Financial Group Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

	Minimum Requirement
	(in thousands)
December 31, 2021	
HUD	$ 1,000
New York Department of Financial Services	250
Other State Banking Departments	250

As of December 31, 2022 and 2021, Mortgage World is in compliance with all minimum capital requirements as specified above.

Note 16. Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) are as follows:

		December 31, 2022	
	December 31, 2021	Change	December 31, 2022
		(in thousands)	
Unrealized gains (losses) on available-for-sale securities, net	$ (1,456)	$ (16,404)	$ (17,860)
Total	$ (1,456)	$ (16,404)	$ (17,860)

		December 31, 2021	
	December 31, 2020	Change	December 31, 2021
		(in thousands)	
Unrealized gains on available-for-sale securities, net	$ 135	$ (1,591)	$ (1,456)
Total	$ 135	$ (1,591)	$ (1,456)

Note 17. Transactions with Related Parties

Directors, executive officers and non-executive officers of the Company have been customers of and have had transactions with the Bank, and it is expected that such persons will continue to have such transactions in the future. Aggregate loan transactions with related parties for the years ended December 31, 2022, 2021, and 2020 were as follows:

	For the Years Ended December 31,		
	2022	2021	2020
		(in thousands)	
Beginning balance [1]	$ 5,631	$ 424	$ 1,260
Originations [1]	6,418	10	197
Payments	(3,731)	(82)	(1,033)
Ending balance	$ 8,318	$ 352	$ 424

(1)   Includes loans held by James Perez who became a director on March 17, 2022.

The Company held deposits in the amount of $8.0 million, $6.2 million and $6.8 million from officers and directors at December 31, 2022, 2021 and 2020, respectively.

Note 18. Parent Company Only Financial Statements

The following are the condensed financial statements of the Parent as of and for the years ended December 31, 2022 and 2021.

		December 31,		
ASSETS		**2022**		**2021**
		(in thousands)		
Cash and cash equivalents	$	28,318	$	124,867
Investment in Ponce Bank		438,975		169,797
Investment in Mortgage World		—		5,406
Investment in Grain		—		1,000
Investment in Lending Front		1,000		—
Investment in Bamboo		2,500		—
Loan receivable - ESOP		14,377		4,455
Other assets		7,702		6,612
Total assets	$	492,872	$	312,137
LIABILITIES AND STOCKHOLDERS' EQUITY				
Funds due to Ponce Financial	$	—	$	122,000
Other liabilities and accrued expenses		172		881
Stockholders' equity		492,700		189,256
Total liabilities and stockholders' equity	$	492,872	$	312,137

		For the Years Ended December 31,		
		2022		**2021**
		(in thousands)		
Interest on ESOP loan	$	302	$	142
Interest on other deposits		4		16
Net interest income		306		158
Share-based compensation expense		1,567		1,405
Management fee expense		504		514
Office occupancy and equipment		80		58
Professional fees		1,938		1,240
Contribution to the Ponce De Leon Foundation		4,995		—
Other noninterest expenses		1,086		72
Total noninterest expense		10,170		3,289
Loss before income taxes		(9,864)		(3,131)
Benefit for income taxes		(2,009)		(381)
Equity in undistributed earnings of Ponce Bank and Mortgage World		(22,146)		28,165
Net (loss) income	$	(30,001)	$	25,415

	For the Years Ended December 31,	
	2022	**2021**
Cash Flows from Operating Activities:		
Net income	$ (30,001)	$ 25,415
Adjustments to reconcile net income to net cash used in operating activities:		
Equity in undistributed earnings of subsidiaries	22,146	(28,165)
Investment in Grain write-off	1,000	—
Deferred income tax	239	(1,381)
Share-based compensation expense	1,567	1,405
Decrease (increase) in other assets	(750)	(2,193)
Net increase (decrease) in other liabilities	992	366
Net cash used in operating activities	(4,807)	(4,553)
Cash Flows from Investing Activities:		
Investment in Grain	—	(500)
Investment in Lending Front	(1,000)	—
Investment in Bamboo	(2,500)	—
Investment in Ponce Bank	(302,322)	—
Loan to the ESOP	(10,974)	
Repayment of ESOP Loan	1,052	1,014
Net cash (used in) provided by investing activities	(315,744)	514
Cash Flows from Financing Activities:		
Funds due to Ponce Financial	—	122,000
Common stock issued from vesting of restricted stock units	2	—
Proceeds from issuance of preferred stock	225,000	—
Contribution to Ponce De Leon Foundation	(1,000)	
Repurchase of treasury shares	—	(1,607)
Proceeds from the sale of treasury stock	—	4,743
Net cash used in financing activities	224,002	125,136
Net decrease in cash and cash equivalents	(96,549)	121,097
Cash and cash equivalents at beginning of year	124,867	3,770
Cash and cash equivalents at end of year	$ 28,318	$ 124,867

Note 19. Quarterly Financial Information (unaudited)

	2022				**2021**			
	Fourth	**Third**	**Second**	**First**	**Fourth**	**Third**	**Second**	**First**
	(Dollars in thousands except share data)							
Net interest income	$ 16,166	$ 17,611	$ 15,488	$ 17,338	$ 16,782	$ 15,440	$ 13,732	$ 12,892
Provision for loan losses	12,641	9,330	817	1,258	873	572	586	686
Net interest income after provision for loan losses	3,525	8,281	14,671	16,080	15,909	14,868	13,146	12,206
Noninterest income	437	1,577	2,179	2,226	19,169	3,234	8,341	3,893
Noninterest expense	15,765	25,416	16,567	28,074	15,854	14,732	13,641	12,915
Income (loss) before income taxes	(11,803)	(15,558)	283	(9,768)	19,224	3,370	7,846	3,184
Provision (benefit) for income taxes	(2,589)	(820)	(488)	(2,948)	4,245	1,318	1,914	732
Net income (loss)	$ (9,214)	$ (14,738)	$ 771	$ (6,820)	$ 14,979	$ 2,052	$ 5,932	$ 2,452
Basic earnings (loss) per share	$ (0.40)	$ (0.64)	$ 0.03	$ (0.31)	$ 0.90	$ 0.12	$ 0.35	$ 0.15
Diluted earnings (loss) per share	$ (0.40)	$ (0.64)	$ 0.03	$ (0.31)	$ 0.89	$ 0.12	$ 0.35	$ 0.15
Basic weighted average common shares	23,168,097	23,094,859	23,056,559	21,721,113	16,864,929	16,823,731	16,737,037	16,548,196
Diluted weighted average common shares	23,168,097	23,094,859	23,128,911	21,721,113	16,924,785	16,914,833	16,773,606	16,548,196

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure

a)   Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company's management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities and Exchange Act of 1934, as amended) as of December 31, 2022. Based on that evaluation, the Company's management, including the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, concluded that the Company's disclosure controls and procedures were effective.

b)   Management's Annual Report

The management of the Company is responsible for establishing and maintaining adequate internal control (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended) over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance to the Company's Chief Executive Officer and Chief Financial Officer regarding the reliability of financial reporting and preparation of the Company's financial statements in accordance with GAAP.

In designing and evaluating the Company's disclosure controls and procedures, the Company and its management recognize that any controls and procedures, no matter how well designed and operated, can provide only a reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on management's assessment, the Company believes that, as of December 31, 2022, the Company's internal control over financial reporting is effective based on the criteria established by Internal Control—Integrated Framework (2013) issued by COSO.

c)   Attestation Report of the Registered Public Accounting Firm

Not applicable.

d)   Changes in Internal Control Over Financial Reporting

There were no significant changes made in the Company's internal control over financial reporting during the fourth quarter of the year ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information.

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspection.

None.

Item 10. Directors, Executive Officers and Corporate Governance.

The "Proposal I - Election of Directors – Directors, and – Executive Officer who is not a Director" sections of the Company's definitive proxy statement for the Company's 2023 Annual Meeting of Stockholders (the "2023 Proxy Statement") are incorporated herein by reference.

Item 11. Executive Compensation.

The "Proposal I – "Election of Directors – Executive Compensation" section of the 2023 Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The "Voting Securities and Principal Holders" and "Proposal I – Election of Directors – Benefit Plans and Agreements – 2018 Long-Term Incentive Plan" sections of the Company's 2023 Proxy statement are incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The "Proposal I – Election of Directors - Transactions with Certain Related Persons, - Board Independence and -Meetings and Committees of the Board of Directors" sections of the Company's 2023 Proxy statement are incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

The "Proposal II - Ratification of Appointment of Independent Registered Public Accounting Firm" section of the 2023 Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a)(1) Financial Statements

The following are filed as a part of this Form 10-K under Item 8:

(A) Report of Independent Registered Public Accounting Firm

(B) Consolidated Statements of Financial Condition as of December 31, 2022 and 2021

(C) Consolidated Statements of Operations for the Years ended December 31, 2022, 2021, and 2020

(D) Consolidated Statements of Comprehensive (Loss) Income for the Years ended December 31, 2022, 2021, and 2020

(E) Consolidated Statements Stockholders' Equity for the Years ended December 31, 2022, 2021, and 2020

(F) Consolidated Statements of Cash Flows for the Years ended December 31, 2022, 2021, and 2020

(G) Notes to the Consolidated Financial Statements.

(a)(2) Financial Statement Schedules

None.

(a)(3) Exhibits

Exhibit Index

Exhibit Number	Description
3.1	Articles of Incorporation of Ponce Financial Group, Inc. (attached as Exhibit 3.1 to the Registrant's Form S-1 (File No. 333-258394) filed with the Commission on August 3, 2021).
3.2	Bylaws of Ponce Financial Group, Inc. (attached as Exhibit 3.2 to the Registrant's Form S-1 (File No. 333-258394) filed with the Commission on August 3, 2021).
3.3	Articles Supplementary to the Charter of Ponce Financial Group, Inc. (attached as Exhibit 3.1 to Ponce Financial Group, Inc.'s current report on Form 8-K (File No. 001-41255) filed with the Commission on June 9, 2022).
4.1	Form of Common Stock Certificate of Ponce Financial Group, Inc. (attached as Exhibit 4.0 to the Registrant's amendment No. 1 to the Form S-1 (File No, 333-258394) filed with the Commission on November 5, 2021).
4.2	Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.(attached as Exhibit 4.2 to Ponce Financial Group's Annual Report on Form 10-K for the year ended December 31, 2021 (File No. 001-41255) filed with the Commission on March 31, 2022).
10.1†*	Ponce Bank Employee Stock Ownership Program with 401(k) provisions.
10.2†*	Amendment No.1 to the Ponce Bank Employee Stock Ownership Program with 401(k) provisions.
10.3†	Ponce De Leon Federal Deferred Compensation Plan (attached as Exhibit 10.3 to the PDL Community Bancorp's Form S-1 (File No. 333-217275) filed with the Commission on April 12, 2017).
10.4†	Employment Agreement, dated as of March 23, 2017, by and between Ponce de Leon Federal Bank and Carlos P. Naudon (attached as Exhibit 10.4 to the PDL Community Bancorp's Form S-1 (File No. 333-217275) filed with the Commission on April 12, 2017).
10.5†	Employment Agreement entered into by and among Ponce Bank Mutual Holding Company, PDL Community Bancorp and Carlos P. Naudon (attached as Exhibit 10.5 to the PDL Community Bancorp's Form S-1 (File No. 333-217275) filed with the Commission on April 12, 2017).
10.6†	Employment Agreement, dated March 23, 2017, by and between Ponce De Leon Federal Bank and Steven Tsavaris (attached as Exhibit 10.6 to the PDL Community Bancorp's Form S-1 (File No. 333-217275) filed with the Commission on April 12, 2017).
10.7†	Employment Agreement entered into by and among Ponce Bank Mutual Holding Company, PDL Community Bancorp and Steven Tsavaris (attached as Exhibit 10.7 to the PDL Community Bancorp's Form S-1 (File No. 333-217275) filed with the Commission on April 12, 2017).
10.8†	Employment Agreement, dated March 31, 2017, by and between Ponce De Leon Federal Bank and Frank Perez (attached as Exhibit 10.8 to the PDL Community Bancorp's Form S-1 (File No. 333-217275) filed with the Commission on April 12, 2017).
10.9†	Employment Agreement entered into by and among Ponce Bank Mutual Holding Company, PDL Community Bancorp and Frank Perez (attached as Exhibit 10.9 to the PDL Community Bancorp's Form S-1 (File No. 333-217275) filed with the Commission on April 12, 2017).
10.10†	Amendment to Employment Agreement of Frank Perez, dated May 25, 2022 (attached as Exhibit 10.1 to Ponce Financial Group, Inc.'s current report on Form 8-K (File No. 001-41255) filed with the Commission on May 31, 2022).

10.11†	Specimen Form of Restricted Stock Unit Award Agreement for Employees (attached as Exhibit 10.1 to the Registrant's Form 8-K (File No. 001-38224) filed with the Commission on December 12, 2018).
10.12†	Specimen Form of Restricted Stock Unit Award Agreement for Non-Employee Directors (attached as Exhibit 10.2 to the Registrant's Form 8-K (File No. 001-38224) filed with the Commission on December 12, 2018).
10.13†	Specimen Form of Stock Option Agreement for Employees (attached as Exhibit 10.3 to the Registrant's Form 8-K (File No. 001-38224) filed with the Commission on December 12, 2018).
10.14†	Specimen Form of Stock Option Agreement for Non-Employee Directors (attached as Exhibit 10.4 to the Registrant's Form 8-K (File No. 001-38224) filed with the Commission on December 12, 2018).
10.15†	PDL Community Bancorp 2018 Long-Term Incentive Plan (attached as Exhibit 99.1 to the Registrant's Form S-8 (File No. 333-262674) filed with the Commission on February 11, 2022).
10.16	Letter Agreement and Securities Purchase Agreement, dated June 7, 2022, by and among Ponce Financial Group and Treasury (attached as Exhibit 10.1 to Ponce Financial Group, Inc.'s current report on Form 8-K (File No. 001-41255) filed with the Commission on June 9, 2022).
10.17	Registration Rights Agreement between Ponce Financial Group and the Treasury, dated June 7, 2022 (attached as Exhibit 10.2 to Ponce Financial Group, Inc.'s current report on Form 8-K (File No. 001-41255) filed with the Commission on June 9, 2022).
21.1	Subsidiaries of the Registrant.
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document (embedded within the Inline XBRL)
101.SCH	XBRL Taxonomy Extension Schema Document (embedded within the Inline XBRL)
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document (embedded within the Inline XBRL)
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document (embedded within the Inline XBRL)
101.LAB	XBRL Taxonomy Extension Label Linkbase Document (embedded within the Inline XBRL)
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document (embedded within the Inline XBRL)
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.
† Management contract or compensatory plan.

Item 16.   FORM 10-K Summary.
                    None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized**.**

Ponce Financial Group, Inc.

Date: March 21, 2023

By: /s/ Carlos P. Naudon

Carlos P. Naudon
President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Carlos P. Naudon **Carlos P. Naudon**	President, Chief Executive Officer and Director	March 21, 2023
/s/ Sergio J. Vaccaro **Sergio J. Vaccaro**	Executive Vice President and Chief Financial Officer	March 21, 2023
/s/ Steven A. Tsavaris **Steven A. Tsavaris**	Executive Chairman and Director	March 21, 2023
/s/ James Demetriou **James Demetriou**	Director	March 21, 2023
/s/ William Feldman **William Feldman**	Director	March 21, 2023
/s/ Julio Gurman **Julio Gurman**	Director	March 21, 2023
/s/ Maria Alvarez **Maria Alvarez**	Director	March 21, 2023
/s/ Nick Lugo **Nick Lugo**	Director	March 21, 2023
/s/ James Perez **James Perez**	Director	March 21, 2023

[THIS PAGE INTENTIONALLY LEFT BLANK]

Exhibit 31.1

CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Carlos P. Naudon, certify that:

1.   I have reviewed this annual report on Form 10-K of Ponce Financial Group, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.   The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

  (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

  (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

  (c)   Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

  (d)   Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.   The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

  (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

  (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: March 21, 2023   By: /s/ Carlos P. Naudon
                                        Carlos P. Naudon
                                        President, Chief Executive Officer & Director

Exhibit 31.2

CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Sergio J. Vaccaro, certify that:

1. I have reviewed this annual report on Form 10-K of Ponce Financial Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: March 21, 2023   By: /s/ Sergio J. Vaccaro
                                  Sergio J. Vaccaro
                                  Executive Vice President and Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Ponce Financial Group, Inc. (the "Company") on Form 10-K for the period ending December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: March 21, 2023   By: /s/ Carlos P. Naudon
                                                   Carlos P. Naudon
                                                   President, Chief Executive Officer and Director

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Ponce Financial Group, Inc. (the "Company") on Form 10-K for the period ending December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: March 21, 2023   By: /s/ Sergio J. Vaccaro
                                                                             Sergio J. Vaccaro
                                                                             Executive Vice President and Chief Financial
                                                                             Officer


Ponce Bank
Ponce Bank
Ponce Bank
Ponce Bank
Ponce Bank

Ponce Bank

www.poncebank.com
PONCE RAD
Ponce Ban

Ponce Bank



DE LA COMUNIDAD EN LA COMUNIDAD PARA LA COMUNIDAD



Ponce Bank
Ponce Bank

De la comunidad. En la comun
Para la comunidad.
Of the community. In the comm
the community.

Ponce
CDFI & MDI. B
Immigrant Found



EGGS





Ponce Bank


Ponce Bank
Ponce Bank




Ponce Bank


Ponce Bank
Ponce Bank






Ponce Bank


BROADWAY DRUGS Inc.


BROADWAY DRUGS Inc.


Ponce Bank


Ponce Bank
De la comunidad. En la comunidad. Para la comunidad.
Of the community. In the community. For the community.
Ponce Bank
Ponce Bank



In the Community Of the Community For the Community.

Branch Locations

The Bronx

Southern Blvd
980 Southern Boulevard
Bronx, NY 10459

170th Street
51 East 170th Street
Bronx, NY 10452

Westchester Avenue
2244 Westchester Ave
Bronx, NY 10462

Riverdale
5560 Broadway
Bronx, NY 10463

Manhattan

106th Street
207 East 106th Street
New York, NY 10029

Stuyvesant Town
319 1st Ave
New York, NY 10003

Queens

Jackson Heights
37-60 82nd Street
Jackson heights, NY 11372

Astoria
34-05 Broadway
Astoria, NY 11106

Forest Hills
100-20 Queens Boulevard
Forest Hills, NY 11375

Brooklyn

Smith Street
169 Smith Street
Brooklyn, NY 11201

Flatlands
1900 Ralph Ave
Brooklyn, NY 11234

Bensonhurst
2047 86th street
Brooklyn, NY 11214

New Jersey

Union City
3821 Bergenline Ave
Union City, NJ 07087

Headquarters

Ponce Bank
2244 Westchester Ave
Bronx, NY 10462

Ponce de Leon Mortgage Corp
37-60 82nd Street- 3rd Floor
Jackson Heights, NY 11372-7032



Mortgage Origination Offices

Astoria Office
32-75 Steinway St Suite 212
Astoria, NY 11103

Brooklyn Office
2612 East 16th Street
Brooklyn, NY 11235

Flushing Office
135-14 Northern Blvd
Flushing NY 11354

NJ Office
42 South Washington Ave
Bergenfield, NJ 07621

Jamaica Office
189-10 Hillside Avenue Suite E
Hollis, NY 11423

poncebank.com
f ⊙ poncebank



Ponce Financial Group
2244 Westchester Ave Bronx NY 10462